Filed Pursuant to Rule 424(b)(1)
Registration No. 333-133713
Prospectus
6,599,487 shares
Common stock
Home Diagnostics, Inc. is selling 3,300,000 shares of common stock, and the selling stockholders identified in this prospectus are selling an additional 3,299,487 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. This is the initial public offering of our common stock.
Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The Nasdaq National Market under the symbol HDIX.

	Per share	Total

Initial public offering price	$12.00	$79,193,844

Underwriting discount	$0.84	$5,543,569

Proceeds to Home Diagnostics, Inc., before expenses	$11.16	$36,828,000

Proceeds to selling stockholders, before expenses	$11.16	$36,822,275

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 989,923 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any. We will not receive any proceeds from the sale of such shares.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 8.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to investors on September 26, 2006.
JPMorgan

Piper Jaffray

Deutsche Bank Securities

William Blair & Company
September 20, 2006

The Smart Choice TM for the Company We Keep

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.
“Gentle Draw®,” “SideKicktm,” “TrackEASE Smart System®,” “TrueTrack Smart System®,” “Prestige IQ®,” “TrueTrack Elementtm” and “TrueTrack Resolvetm” are our trademarks. Other product, service and company names mentioned in this prospectus are the service marks or trademarks of their respective owners.

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Prospectus summary
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk factors” section contained in this prospectus and our consolidated financial statements before making an investment decision. In this prospectus, unless the context otherwise requires, the terms “HDI,” the “Company,” “we,” “us” and “our” refer to Home Diagnostics, Inc. and its subsidiaries.
Our company
We are a developer, manufacturer and marketer of blood glucose monitoring systems and disposable supplies for diabetics. Our blood glucose monitoring systems offer diabetics performance and features that are comparable to or better than our competitors’ products, in most cases at a substantially lower price. Our products are sold by leading food and drug retailers, mass merchandisers, distributors and mail service providers in the United States and internationally. We market our products through these distribution channels in two ways, under our own HDI brands, including SideKick, TrueTrack Smart System, TrackEASE Smart System and Prestige IQ, and in a unique co-branded format through which our customers market our products under their brands alongside our HDI brands.
Diabetics represent an important customer group for food and drug retailers and mass merchandisers, due to the chronic nature of their disease and their need to routinely replenish their glucose monitoring test strips. We believe our products provide our customers with an opportunity to generate higher profit margins from the sale of blood glucose monitoring systems, compared to our competitors’ products, and the opportunity to gain improved awareness for their own brands through our co-branding formats. Additionally, we believe that having our retail partners’ brands alongside our brands on our products and packaging creates a significant incentive for them to advertise our products. For the year ended December 31, 2005, we generated net sales of $100.2 million and net income of $5.9 million. Net income in 2005 was negatively affected by non-cash charges of $4.5 million related to a warrant put option and stock-based compensation.
Our market
Diabetes is a chronic, life-threatening disease characterized by the body’s inability to regulate blood glucose levels. Frost & Sullivan estimates that in 2005 more than 20 million people in the United States, or about 7% of the population, had diabetes, and expects this number to increase to 24 million by 2011. To maintain blood glucose levels within the proper range and avoid the debilitating effects stemming from either hypoglycemia (low blood sugar level) or hyperglycemia (high blood sugar level), a person with diabetes must regularly measure his or her blood glucose level using a blood glucose monitor and disposable test strips and manage this level by adjusting insulin intake or by oral medication, diet and exercise. Additional blood glucose measurements are required to gauge his or her individual response to the adjustments.
Frost & Sullivan estimates that the combined worldwide market for blood glucose monitors and test strips was approximately $6.3 billion in 2005, of which $3.7 billion was in North America, and that the market for monitors and test strips will grow 8% per annum in North America and 16% per annum outside of North America over the next five years. We believe that the blood glucose monitoring system market represents a very large and growing opportunity for us. We are focused on developing technologically advanced products to address the needs of diabetics at prices that are substantially lower than those of our competitors.

Our solution
We believe that our blood glucose monitoring solution offers our customers and third-party payors a unique way to provide their diabetic customers with leading blood glucose monitoring technology at affordable prices. The key elements of our solution are:

•	High-quality products. Our blood glucose monitoring systems are comparable to or better than the leading products in the marketplace. In addition, our products offer a wide variety of features that address the particular needs of certain subsets of the diabetic population.

•	Unique distribution model. We market our products both under our own HDI brands and in a co-branded format, in partnership with major food and drug retailers, mass merchandisers, distributors and mail service providers. Under our co-branded format, our partners are able to generate increased awareness for their brands among their diabetic customers and are motivated to promote these products to their customers. We also focus significant efforts in marketing our products to third-party payors, such as insurance companies, which play an important role in influencing the buying decisions of their insured diabetics through inclusion of our products on their formularies, which are lists of approved products from which the insured and their physicians can choose.

•	Low-cost solution. We market our blood glucose monitoring systems at prices that are substantially lower than those of our major competitors. We are able to do this primarily because of our unique distribution strategy, our efficient manufacturing operations, and our exclusive focus on diabetes management, which allows us to maintain a lower cost structure than our major competitors, most of which are divisions within larger, diversified organizations.
Our products
We offer a portfolio of blood glucose monitoring systems based on both of the accepted technology platforms, photometric and biosensor. Our systems feature performance specifications, including small blood sample sizes, rapid processing time and quick data uploading capabilities, that are comparable to or better than those of our competitors’ products. Our principal products and their key features are:

•	The SideKick is the world’s smallest, and the only disposable, blood glucose monitoring system. We introduced this system to the retail market in August 2005. We believe that SideKick is one of the most innovative recent product introductions for the diabetes market and provides an attractive blood glucose monitoring solution to diabetics with an active lifestyle who desire ease of use and convenience. It can be used on an alternate test site and has a very short response time.

•	The TrueTrack Smart System, introduced in July 2003, offers advanced technology and best-in-class features, including a large and easy-to-read display, easy-to-handle strips and data communications capabilities. The system, which requires only a small blood sample size, provides fast test results and can be used on an alternate test site, is well suited for frequent testers with an active lifestyle.

•	The TrackEASE Smart System, introduced in January 2004, offers advanced technology in a simple, easy-to-use system. The TrackEASE Smart System offers diabetics the same performance as our TrueTrack Smart System but features a more basic set of data management capabilities. It can be used on an alternate test site and has a very short response time. The TrackEASE Smart System is suited for the frequent tester who desires simplicity and ease of use.

•	The Prestige IQ, introduced in June 2001, offers a large and easy-to-read display, test strips that are wide and easy to handle, and data communications capabilities. Given its features, the Prestige IQ is ideal for patients with dexterity or visual limitations, two of the most common side effects associated with diabetes.
Our current research and development efforts are focused on new products that incorporate new features into our existing products and new technology platforms that will expand our product offering. The TrueTrack Element, with low-cost biosensor technology, will target cost-sensitive customers. The TrueTrack Resolve will be our first monitoring system to feature our proprietary on-strip coding technology that automatically reads the code from the test strip being used, simplifying the testing process and reducing the potential for inaccurate readings due to mis-coding. We expect the TrueTrack Resolve to be well received by the frequent tester.
Our entire organization is focused on providing products for diabetics worldwide. We believe this focus, along with our strong research and development capabilities and manufacturing infrastructure, allows us to launch new products as fast as or faster than our major competitors, most of which are divisions within much larger, diversified organizations and are not solely focused on diabetes management. We manufacture our products at our state-of-the-art facilities in Fort Lauderdale, Florida, and in Hsinchu City, Taiwan. We designed our facilities and our manufacturing processes to allow for rapid capacity expansion without significant incremental capital investment.
Our distribution strategy
We market our products under our own brands and in a unique co-branded format that allows our partners to display their brands alongside our brands. Relative to our major competitors, our co-branding strategy offers our distribution partners the additional value of increased customer awareness of their brands. It also creates an incentive for them to invest in the success of our products in their stores, within their distribution networks and among their members through promotion and advertising, attractive product placement in retail locations, inclusion on formularies and granting of “preferred product” status by health plans. We market our products through the following channels:

•	Retail pharmacies: We have developed partnerships with most major food and drug retailers and mass merchandisers in the United States. Our leading retail customers include industry leaders such as Walgreen Co., CVS Corporation and Brooks Eckerd Pharmacy. In 2005, our net sales directly to our retail pharmacy customers were $20.5 million.

•	Domestic distributors: Our domestic distributor customers include the leaders in medical products delivery, AmerisourceBergen Corporation, Cardinal Health Inc., McKesson Corporation and Invacare Corporation, which deliver our products into food and drug retailers and mass merchandisers, home medical equipment providers and acute, primary and extended care markets. In 2005, our net sales to our domestic distributor customers were $53.3 million.

•	Mail service: We sell our products to leading mail service providers such as Apria Healthcare Group Inc., CCS Medical, Liberty Medical Supply Inc. and Lincare Holdings Inc., which supply their customers with our products by mail. In 2005, our net sales to our mail service customers were $16.2 million.

•	International: We primarily market our products internationally through regional distributors and have developed strong partnerships with such companies as Farmacias Ahumadas S.A. (FASA) in Latin America, SuperDrug Stores plc in the United Kingdom, Grace Medical Inc. in China and DiaCare International Pty. Ltd. in Australia. In some places, such as the United Kingdom, where we acquired our distributor, DiagnoSys Medical Limited, we market directly to retailers. In 2005, our net sales to our international customers were $10.2 million.

We also focus our marketing efforts on the managed care market. While managed care organizations are not our direct customers, they play a very important role in the selection of blood glucose monitoring systems for their members. Our efforts with managed care organizations have focused on demonstrating how our products can provide substantial cost savings within third-party payors’ networks while maintaining the highest quality of patient care. In the past 24 months, we have had success in this effort, winning multiple formulary contracts with pharmacy benefits managers, such as Caremark Rx Inc., ProCare Rx Pharmacy Care, LLC, RxAmerica L.L.C., and with state Medicaid formularies, including California, Florida, Illinois and Missouri. Our successes and growing recognition have been further rewarded with exclusive provider status for certain regional health plans, including Molina Healthcare, Inc., Total Health Care, Inc. and Great Lakes Health Plan, Inc.
Our strategy
Our objective is to be a leading provider of innovative blood glucose monitoring systems and supplies to retailers, distributors and mail service providers worldwide. We plan to achieve this objective by pursuing the following strategies:

•	Leverage our technology platform to develop additional innovative blood glucose monitoring products. We currently have several new best-in-class products in development that we believe will strengthen our position in the market.

•	Exploit our unique marketing and distribution strategy to grow our sales base in the retail pharmacy, domestic distributor and mail service channels. We believe our co-branding strategy is the first of its kind in our market and provides us with a unique competitive advantage.

•	Establish ourselves as a preferred provider for third-party payors. We target large third-party payors to establish our products as the exclusive or recommended system of care among their member bases.

•	Increase our penetration of international markets. We believe that international markets represent a substantial growth opportunity for us, and we are actively pursuing opportunities to grow our presence in these markets.
Our executive offices
Our executive offices are located at 2400 NW 55th Ct., Fort Lauderdale, Florida 33309, and our phone number is (954) 677-9201. Our website address is www.homediagnostics.com. Information contained on our website does not constitute part of this prospectus.

The offering
Common stock offered

By us:	3,300,000 shares

By the selling stockholders:	3,299,487 shares

Total offered hereby:	6,599,487 shares

Common stock to be outstanding immediately following the offering:	17,580,966 shares
Use of proceeds:
We intend to use the net proceeds received by us in connection with this offering to redeem all of our outstanding preferred stock, to purchase manufacturing equipment for new product development, to repay outstanding indebtedness and for general corporate purposes. See “Use of proceeds.”
Dividend policy:
We do not anticipate paying any cash dividends on our common stock.
Nasdaq National Market symbol:                     HDIX
Risk factors:
See “Risk factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.
The number of shares of our common stock outstanding after this offering is based on 14,280,966 shares of common stock outstanding as of the date hereof, and:

•	reflects the exchange of an outstanding warrant for 614,303 shares of our common stock, which will take place prior to the completion of this offering;

•	excludes 3,435,368 shares of our common stock reserved for issuance upon exercise of outstanding stock options, 3,140,868 at a weighted average exercise price of $3.81 per share and 294,500 at an exercise price equal to the initial public offering price;

•	excludes 1,705,500 shares of our common stock reserved for issuance pursuant to future grants under our stock option plans;

•	excludes 46,800 shares of our common stock reserved for issuance upon exercise of a warrant, at an exercise price of $0.01 per share; and

•	excludes approximately 19,400 shares of our common stock to be issued to certain of our employees pursuant to our Top Hat Investment Plan immediately after the completion of this offering.
Other information about this prospectus
Unless specifically stated otherwise, the information in this prospectus:

•	reflects a 2.34-for-one stock split of our shares of common stock (in the form of a stock dividend of 1.34 shares for each outstanding share); and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary consolidated financial data
The following table sets forth summary financial data on or as of the dates and for the periods indicated. The summary financial data presented below should be read together with “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements, including the notes to those financial statements, included elsewhere in this prospectus. We derived the financial data as of and for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. We derived the financial data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 from our unaudited financial statements appearing elsewhere in this prospectus. The financial data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 reflect all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair statement. Results for quarterly periods are not necessarily indicative of results for any other interim period or for the full year.

				Six months
	Years ended December 31,			ended June 30,

	2003(1)	2004(1)	2005	2005	2006
(in thousands, except for per share data)	(as restated)	(as restated)		(unaudited)

Consolidated statement of operations data:
Net sales	$73,709	$85,082	$100,165	$46,961	$55,701
Cost of sales	29,400	35,570	41,149	19,543	22,465

Gross profit	44,309	49,512	59,016	27,418	33,236
Operating expenses:
Selling, general and administrative(2)	22,581	29,021	37,259	17,848	22,035
Research and development	5,990	5,713	6,526	3,197	3,747
Litigation settlement	–	5,000	–	–	–

Total operating expenses	28,571	39,734	43,785	21,045	25,782

Income from operations	15,738	9,778	15,231	6,373	7,454
Other expense (income):
Change in fair value of warrant put option	321	1,075	2,803	1,710	1,275
Interest expense, net	3,032	4,658	712	380	137
Other expense (income)	129	387	(198)	10	169

Income before income taxes	12,256	3,658	11,914	4,273	5,873
Provision for income taxes	4,323	1,692	5,982	2,145	2,685

Net income	$7,933	$1,966	$5,932	$2,128	$3,188

Per share data:
Net income per common share:
Basic	$0.57	$0.14	$0.43	$0.15	$0.23

Diluted	$0.56	$0.14	$0.39	$0.15	$0.20

Weighted-average shares used in computing net income per common share:
Basic	13,815	13,815	13,740	13,774	13,711

Diluted	14,068	14,061	15,078	14,571	15,813

Pro forma per share data (unaudited)(3):
Pro forma net income per common share:
Basic			$0.58		$0.29
Diluted			$0.54		$0.26
Pro forma weighted-average shares outstanding:
Basic			15,737		15,577
Diluted			17,075		17,679

	As of June 30, 2006

		Pro forma
(In thousands)	Actual	as adjusted(4)

	(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$361	$21,624
Working capital	10,087	34,527
Total assets	87,658	108,921
Long-term debt, less current portion	417	—
Mandatorily redeemable preferred stock	1,152	—
Total stockholders’ equity	53,813	88,528

(1) As disclosed in Note 3 to our consolidated financial statements, we have restated our 2003 and 2004 consolidated financial statements.
(2) Includes stock-based compensation expense of $0.1 million in 2003, $12,882 in 2004 and $1.6 million in 2005 and $0.5 million and $1.2 million for the six months ended June 30, 2005 and 2006, respectively.
(3) Pro forma net income per common share is calculated assuming the following events occurred at the beginning of the period presented: (i) the exchange of the warrant and the elimination of the change in fair value of the warrant put option during the period and (ii) the repayment of indebtedness with the proceeds of this offering and the related elimination of interest expense, net of income taxes. Pro forma weighted-average shares outstanding include 614,303 common shares to be issued upon exchange of an outstanding warrant and 1,381,836 and 1,251,340 shares of our common stock for the periods ended December 31, 2005 and June 30, 2006, respectively, from this offering representing the incremental shares associated with the proceeds required to repay indebtedness and to redeem our Class F preferred stock.
(4) Gives effect to: (i) the exchange of an outstanding warrant for 614,303 shares of our common stock and the reclassification of the carrying value of the warrant put option to stockholders’ equity; (ii) the accretion to liquidation value and subsequent redemption of all of our outstanding Class F preferred stock with proceeds from this offering; (iii) the repayment of outstanding indebtedness with proceeds of this offering; and (iv) the sale of 3,300,000 shares of our common stock in this offering, after deducting the underwriting discounts and estimated offering expenses payable by us.

Risk factors
You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially adversely affect our business, financial condition or results of operations.
Risks related to our business
We operate in a highly competitive market. We face competition from large, well established medical device manufacturers with significant resources and from low-cost producers, predominantly in Asia, and we may not be able to compete effectively.
The market for blood glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions. We compete directly with Bayer Corp., Becton Dickinson Corp., LifeScan Inc., a division of Johnson & Johnson, the MediSense Inc. and TheraSense Inc. subsidiaries of Abbott Laboratories, and Roche Ltd. These competitors’ products, like ours, use a meter and disposable test strips to test blood obtained by pricking the finger or the forearm. Collectively, these companies currently account for approximately 90% of the blood glucose monitoring market, according to Frost & Sullivan. The companies marketing these competing devices are publicly traded companies or divisions of publicly traded companies, and have access to significantly greater resources than we do, which could prevent us from competing effectively against them.
Within the last few years there have been a series of low-cost blood glucose monitoring systems introduced into the United States market. Most of these systems are manufactured by companies based in Asia that have United States distribution partners. These manufacturers offer low-cost alternatives that are being marketed primarily within the mail service, long-term care and durable medical equipment distribution channels. If these companies succeed in penetrating our target market they could threaten our position in the market.
Technological breakthroughs in diabetes monitoring, treatment or prevention could render our products obsolete.
The diabetes treatment market is subject to rapid technological change and product innovation. Our products are based on our proprietary technology, but a number of companies and medical researchers are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs, and other therapeutics for the monitoring, treatment and prevention of diabetes.
Food and Drug Administration, or FDA, approval of a commercially viable continuous glucose monitor or sensor, especially by one of our competitors, that provides accurate real-time data without the need to perform confirmatory finger-stick measurements could have a material adverse effect on our net sales and future profitability. To date, the FDA has approved, for limited applications, five continuous monitors or sensors, one by DexCom, Inc., three by Medtronic Corp., and one by Cygnus Corp., which ceased operations and sold its remaining assets to Animas Corp., a subsidiary of Johnson & Johnson. None of these products are FDA approved for use as a substitute for finger-stick blood glucose testing. Two of the Medtronic products and the Animas product have been approved for limited indications and do not provide real-time blood glucose measurements. The recently approved Medtronic MiniMed Paradigm REAL-Time Insulin Pump and Continuous Glucose Monitoring System and the DexCom STS Continuous Glucose Monitoring System, or STS, both provide continuous real-time blood glucose measurements for a period of up to three days. The Medtronic Paradigm System includes a small implantable sensor that measures glucose levels in subcutaneous tissue and an insulin pump to which the sensor transmits glucose measurements every five minutes. The DexCom STS also includes a small implantable sensor that continuously measures glucose levels in subcutaneous tissue and a small external receiver to which the sensor transmits glucose levels at specified intervals. Both the Medtronic Paradigm System and the DexCom STS require the patient to replace the sensor every three days. Diabetic patients using the Medtronic Paradigm System and the DexCom STS are still required to perform finger-stick measurements of glucose levels. Patients using the Medtronic Paradigm System must perform a confirmatory test with finger-stick measurements prior to every insulin injection. Patients using the DexCom STS are required to calibrate the STS twice per day with finger-stick measurements to ensure reliable operation. Additionally, DexCom is developing a long-term system, which will provide continuous real-time blood glucose measurements for a period of up to one year. Others are also developing technology for long-term continuous glucose monitoring, including Abbott and Medtronic, but progress is difficult to assess. Although the introduction of these continuous blood glucose testing devices could adversely affect our business, no device has yet been approved or, to our knowledge, developed as a replacement to the finger-stick testing method.
Other companies are developing minimally invasive or noninvasive blood glucose testing devices and technologies that could also compete with our devices. We believe that the success of a minimally invasive or noninvasive blood glucose monitor could have an adverse effect on our business.
In addition, large pharmaceutical and biotechnology companies and research organizations like the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve the treatment of diabetes. Therefore, our products may be rendered obsolete by technological breakthroughs in diabetes treatment or prevention.
Any successful effort by one or more of our competitors to replicate our marketing strategy could have an adverse effect on our business.
Although we believe that none of our competitors has adopted a co-branding strategy similar to ours, there is no legal or regulatory impediment to their doing so. Therefore, one or more of our competitors may offer our current customers their own co-branded products as an alternative to our products. Any successful effort by them to replicate our marketing strategy could have an adverse effect on our business.
If we fail to develop new products or if the pace of our product development fails to keep up with that of our competitors, our net sales and future profitability could be adversely affected.
We are currently developing new products and enhancements to our current products. Development of these products requires additional research and development expenditures. Marketing of these products will require FDA and international regulatory clearances or approvals. We may not be successful in developing, manufacturing or marketing these new products. Furthermore, if our pace of product development fails to keep up with our competitors, many of which have substantially greater resources than us, our net sales and future profitability could be adversely affected.
Our inability to adequately protect our intellectual property could allow our competitors and others to manufacture and market products based on our patented or proprietary technology and other intellectual property rights, which could substantially impair our ability to compete.
Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret,

copyright and trademark law and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us. Despite our efforts to safeguard our intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other proprietary information. Our inability to adequately protect our intellectual property could allow our competitors and others to manufacture and market products based on our patented or proprietary technology or other intellectual property rights, which could substantially impair our ability to compete.
We may in the future need to assert claims of infringement against third parties to protect our intellectual property. Litigation to enforce our intellectual property rights in patents, copyrights, or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights have not been infringed, are invalid, or are unenforceable, and could award attorney fees.
We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from shipping applicable products or require us to obtain licenses from third parties or to develop non-infringing alternatives, and could subject us to substantial monetary damages and injunctive relief.
Third parties could, in the future, assert infringement or misappropriation claims against us with respect to our current or future products. Although we perform investigations of the intellectual property of third parties, we cannot be certain that we have not infringed any such intellectual property rights. Any such infringement or misappropriation claim could result in significant costs, substantial damages and our inability to manufacture, market or sell our existing or future products. We could be prohibited from shipping products that are found to infringe. We also could be forced to obtain licenses from third parties or to develop a non-infringing alternative, which could be costly and time-consuming. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest, and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court could also enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our products, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.
In April 2005, we paid $5.0 million to settle a claim by a competitor that one of our products infringed on one of their patents. See Note 17 to our consolidated financial statements included elsewhere in this prospectus. In February 2004, Roche Diagnostics Corporation filed suit against us, alleging that our TrueTrack Smart System infringes claims in two Roche patents. Roche is seeking damages including its lost profits or a reasonable royalty, or both, and a permanent injunction against the accused products. Roche also alleges willful infringement, which, if proven, could result in an award of up to three times its actual damages, as well as its legal fees and expenses. See “Business—Legal proceedings.”
A significant disruption by certain of our vendors could have a material adverse effect on our production output, net sales and overall financial performance.
We rely upon certain vendors to supply certain parts for our products on a sole source basis. Some of our arrangements with these vendors are not on a contractual basis and can be terminated by either party with no advance notice. Although we have identified alternative vendors for the parts supplied by these sole source vendors, if there is a sudden termination, we may not be able to qualify these alternative vendors under the FDA’s Quality System Regulation in sufficient time to prevent a disruption in production output. Such a disruption could have a material adverse effect on our production output, net sales, and overall financial performance.
Product liability suits, whether or not meritorious, could be brought against us based on allegations of defective products or for the misuse of our products. These suits could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.
If someone claims our products are defectively designed or manufactured, or contain defective components, whether or not such claims are meritorious, we may become subject to substantial and costly litigation. Misusing our products or failing to adhere to the operating guidelines of our product usage insert in our user guides could cause diabetics to improperly maintain their blood glucose levels, which could cause them significant harm, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we believe that we are reasonably insured against these risks, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry, could prevent or interfere with our product commercialization efforts, and could reduce product net sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.
Failure to secure or retain third-party coverage or reduced reimbursement for our products by third-party payors could adversely affect our business and operating results.
Many of our products are ultimately paid for by third-party payors, including private insurance companies, health maintenance organizations, preferred provider organizations, Medicare and Medicaid. Healthcare market initiatives in the United States may lead third-party payors to decline or reduce reimbursement for our products. International market acceptance of our products may depend, in part, upon the availability of reimbursement within prevailing healthcare systems. Reimbursement and healthcare systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.
We believe that in the future reimbursement will be subject to increased restrictions both in the United States and in international markets. We further believe that the overall escalating cost of medical products and services will continue to lead to increased pressures on the healthcare industry, both domestic and international, to reduce the cost of products and services, including our current products and products under development. There can be no assurance that third-party reimbursement and coverage will be available or adequate in either the United States or international markets or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise adversely affect the demand for our existing products or products currently under development by us or our ability to sell our products on a profitable basis. The unavailability of third-party payor coverage or the inadequacy of reimbursement could have a material adverse effect on our business, financial condition and results of operations.

Certain third-party payors are currently classifying our SideKick disposable blood glucose monitoring system as a meter, rather than as test strips. Since third-party payors generally will reimburse for a new meter only once every year or two, these classifications could have an adverse effect on our ability to grow sales of our SideKick system. We are working to persuade those third-party payors to reclassify the SideKick for test strip reimbursement, which would allow for the reimbursement of recurring purchases consistent with standard test strip reimbursement frequencies, but have not yet been successful in doing so and cannot be certain that our efforts will be successful in the future.
We operate a manufacturing facility in Taiwan and may expand further into markets outside the United States, which subjects us to additional business and regulatory risks.
We operate a manufacturing facility in Taiwan and intend to increase our operations in international markets. We expect that an increasingly significant portion of our net sales and expenses will be derived from operations in foreign countries. Conducting business internationally subjects us to a number of risks and uncertainties, including:

•	fluctuations in foreign currencies;

•	unexpected delays or changes in regulatory requirements;

•	availability of reimbursement within prevailing healthcare payment systems;

•	delays and expenses associated with tariffs and other trade barriers;

•	restrictions on and impediments to repatriation of our funds and our distributors’ ability to make payments to us;

•	political and economic instability;

•	difficulties and costs associated with attracting and maintaining third-party distributors;

•	uncertainty in shipping and receiving products and product components;

•	increased difficulty in collecting accounts receivable and longer accounts receivable cycles in certain foreign countries; and

•	adverse tax consequences or overlapping tax structures.
Any of these risks could have an adverse effect on our financial condition and results of operations.
We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.
The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

•	billing for services;

•	financial relationships with physicians and other referral sources;

•	inducements and courtesies being given to patients;

•	quality of medical equipment and services;

•	confidentiality, maintenance, and security issues associated with medical records and individually identifiable health information;

•	false claims;

•	professional licensure; and

•	labeling products.
These laws and regulations are extremely complex and, in some cases, still evolving. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations.
We believe that we are in compliance with all applicable healthcare industry regulations and laws. However, regulatory authorities that enforce the various statutes may determine that we are violating federal, state, or local laws and we may need to restructure some of our operations.
If our operations are found to be in violation of any of these federal, state, or local laws and regulations or the other governmental regulations which govern our activities, we may be subject to the applicable penalties associated with the violation, including civil and criminal penalties, damages, fines, or curtailment of our operations, which, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of us being found in violation of these laws and regulations is increased by the fact that many of laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
In addition, healthcare laws and regulations may change significantly in the future. We monitor these developments and modify our operations from time to time as the regulatory environment changes. Any new healthcare laws or regulations may adversely affect our business or restrict our operations. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Any future healthcare investigations of our executives, our managers, or us could result in significant liabilities or penalties, as well as adverse publicity.
All of our manufacturing operations are conducted at our facilities in the United States and in Taiwan. Any disruption at either of our facilities could increase our expenses and have a material adverse effect on our results of operations.
All of our manufacturing operations are conducted at our facilities in Fort Lauderdale, Florida, and in Hsinchu City, Taiwan. The concentration of much of our operations and manufacturing in Florida and Taiwan makes us more vulnerable than some other industry participants to the risks associated with adverse weather conditions such as hurricanes and tropical storms. A natural disaster, such as a hurricane, tropical storm, typhoon, tornado, earthquake, fire, or flood, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, and other natural disasters may not be adequate to cover our losses in any particular case.
In the year ended December 31, 2005, we derived approximately 25.1% of our total net sales from two customers. The loss of either of those customers could have a material adverse effect on our financial condition and results of operations.
In the year ended December 31, 2005, our two largest customers, McKesson Corporation (including its McKesson Medical Surgical division) and Walgreen Co., accounted for approximately 14.2% and 10.9%, respectively, of our total net sales. Our principal customers may not continue to purchase our products for competitive or other reasons. The loss of any of our principal customers could have a material adverse effect on our financial condition and results of operations.
To the extent we acquire complementary businesses or technologies in the future, we may experience difficulty integrating those acquisitions. Additionally, we may incur debt to finance those acquisitions, which adds additional financial risk to our business. To the extent we incur too much debt in undertaking acquisitions, we may adversely affect our financial position.
The process of integrating acquired businesses or technologies may involve unforeseen difficulties and may require significant financial and other resources and a disproportionate amount of management’s attention. We may not be able to successfully manage and integrate new businesses or technologies into our existing operations or successfully maintain the market share attributable to any acquired businesses. We may also encounter cost overruns related to such acquisitions. To the extent we experience some or all of these difficulties, our financial condition would be adversely affected. Any such acquisitions may cause the company to incur additional indebtedness, increasing our debt service requirements and the amount of our cash flow that would have to be directed to the repayment of debt, which could adversely affect our operating results and financial position.
We may not be able to raise additional funds through public or private financings or additional borrowings, which could have a material adverse effect on our financial condition.
Our cash flow from operations, proceeds from this offering and present borrowing capacity may not be sufficient to fund necessary capital expenditures and working capital requirements. We may from time to time seek additional financing, either in the form of bank borrowings, sales of debt or equity securities or otherwise. To the extent our capital resources and cash flow from operations are at any time insufficient to fund our activities or repay our indebtedness as it becomes due, we will need to raise additional funds through public or private financings or additional borrowings. We may not be able to obtain any such capital resources in sufficient amounts or on acceptable terms, if at all. If we are unable to obtain the necessary capital resources, our financial condition and results of operations could be materially adversely affected.
We could be adversely affected if we lost the services of our officers and key employees.
The success of our business is highly dependent upon the services, efforts and abilities of J. Richard Damron, Jr., our President and Chief Executive Officer, and our other officers and key employees. Our business could be materially and adversely affected by the loss of any of these individuals. We do not maintain key man life insurance on the lives of any of our executive officers or key employees.
We have identified material weaknesses in our internal control over financial reporting.
Material weaknesses in our internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or a combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
As disclosed elsewhere in this prospectus and in Note 3 to our consolidated financial statements included in this prospectus, we have restated our consolidated financial statements for prior periods. In connection with this offering, we have considered the internal control over financial reporting implications of the errors which resulted in the restatement of our consolidated financial statements and determined the following material weaknesses existed as of December 31, 2005.

•	We lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements, as certain key finance positions were not staffed with individuals who were in their positions for an adequate period of time. In addition, we lacked adequately documented policies and procedures related to our financial accounting and reporting and information technology general and application controls. This material weakness contributed to each of the material weaknesses described below.

•	We did not maintain effective controls over the accuracy, completeness, and presentation of the accounting for a warrant put option. Specifically, effective controls were not designed and in place to ensure this financial instrument was properly valued and classified in accordance with generally accepted accounting principles. This control deficiency resulted in a restatement of our 2002, 2003 and 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the change in fair value for the warrant put option, the warrant put option liability, and stockholders’ equity that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

•	We did not maintain effective controls over the preparation, review and presentation of our consolidated statement of cash flows. Specifically, we lacked effective controls to ensure that amounts related to the repayment of our debt instruments were accurately classified within the statement of cash flows. This control deficiency resulted in the restatement of our 2004 consolidated financial statements to correct the cash flow classification of amounts related to the unamortized debt discount from financing activities to operating activities. Additionally, this control deficiency could result in a misstatement of the presentation of amounts in our consolidated statements of cash flows that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

•	We did not maintain effective controls over the accuracy and completeness of revenue recognition. Specifically, effective controls were not designed and in place to ensure that the allowance for sales returns was properly estimated and recorded in the appropriate period in accordance with generally accepted accounting principles. Additionally, effective controls were not designed and in place to ensure that revenue is recorded when the risk of ownership is transferred to our customers in accordance with generally accepted accounting principles. This control deficiency resulted in a restatement of our 2001 through 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of revenue, cost of sales, accounts receivable, inventory and our reserve for sales returns that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

•	We did not maintain effective controls over the accuracy and completeness of the recording of stock-based compensation expense. Specifically, records for stock option transactions were not properly maintained and summarized. In addition, stock compensation expense was not accounted for in accordance with generally accepted accounting principles. This control deficiency resulted in an audit adjustment to our 2005 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of stock compensation expense and additional paid in capital that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner it may affect the reliability of our internal control over financial reporting.
Management has taken steps to improve our internal control over financial reporting, including the hiring of additional personnel with experience in financial reporting and experience with the requirements of Section 404 of the Sarbanes-Oxley Act. Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. For the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and our auditors will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal control over financial reporting. We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. We cannot give any assurances that all material weaknesses will be corrected or that additional material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning in the year ending December 31, 2007. The existence of one or more material weaknesses would preclude a conclusion by management that we maintained effective internal control over financial reporting.
We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.
We will incur increased costs as a result of being a public company.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission, or SEC, and the National Association of Securities Dealers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Our debt agreement contains restrictions that limit our flexibility in operating our business.
Our debt agreement contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness or create additional liens;
•	pay cash dividends on, make cash distributions in respect of, or repurchase our capital stock;
•	make acquisitions or investments;

•	enter into new businesses;
•	extend credit to our subsidiaries;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
•	participate in or take action to facilitate a change of control of the Company.

As disclosed in Note 3 to our consolidated financial statements, we have restated our financial statements to, among other matters, account for a warrant put option as a liability. As a result of classifying the warrant put option as a liability, we were not in compliance with the maximum total liabilities to tangible net worth ratio covenant at December 31, 2005 and the fixed charge coverage ratio covenant at December 31, 2005 and March 31, 2006. In March and April 2006 we and our lender amended our credit facility to, among other changes, exclude the warrant put option liability and the related changes in fair value from the maximum total liabilities to tangible net worth ratio and the fixed charge coverage ratio covenant computations. In addition, in April 2006, we obtained waivers of these covenants for all applicable periods from our lender.
If we fail to obtain or maintain necessary FDA clearances or approvals for products, or if approvals are delayed, we will be unable to commercially distribute and market our products in the United States.
Our products are subject to extensive regulation in the United States and in foreign countries where we do business. Unless an exemption applies, each device that we wish to market in the United States must first receive either 510(k) clearance or premarket approval from the FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from four to twelve months from the date the application is complete, but may take longer. Although we have obtained 510(k) clearance for our current products, our 510(k) clearance can be revoked if safety or effectiveness problems develop. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is complete or even longer. However, achieving a completed application is a process that may take numerous clinical trials and require the filing of amendments over time. Delays in obtaining clearance or approval could adversely affect our revenues and profitability.
Modification to our marketed devices may require new 510(k) clearances or premarket approvals or require us to cease marketing or recall the modified devices until these clearances are obtained.
Any modification to an FDA cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance or possibly premarket approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any such decision. The FDA may not agree with any of our decisions not to seek new clearance or approval. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.
If we or our suppliers fail to comply with the FDA’s Quality System Regulation, our manufacturing operations could be delayed, and our product sales and profitability could suffer.
Our manufacturing processes are required to comply with the FDA’s Quality System Regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the Quality System Regulation through unannounced inspections. In 2004, we went through a Quality System Regulation inspection at our facilities in Fort Lauderdale, Florida. We have submitted a response to the FDA addressing the observations noted in the audit, which has been reviewed and accepted by the FDA. During March 2006, we participated in the FDA’s Accredited Persons Third Party QSIT (Quality System Inspection Technique) Inspection Program. This audit was performed by TUV Rheinland of America, or TUV, to assess our quality system and demonstrate compliance with the FDA’s Quality System Regulation, as well as international quality systems standards. Based on the audit results, we expect TUV to renew our quality system certifications. If we or one of our suppliers fail a Quality System Regulation inspection or if our corrective action plan is not sufficient, our operations could be disrupted and our manufacturing delayed. If we fail to take adequate corrective action in response to any FDA observations, we could face various enforcement actions, which could include a shut-down of our manufacturing operations and a recall of our products, which would cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.
We have been sued by an individual who claims compensation for consulting services.
In 2001, a lawsuit was filed against us, MIT Development Corp., or MIT, George H. Holley and the Estate of Robert Salem. The plaintiff claims that he was engaged in 1994 to provide financial consulting services for MIT, Mr. Holley and Mr. Salem. Among other things, he claims he was to receive 10% of the increase in the value received by MIT, Holley or Salem from HDI in connection with any transaction with HDI. In November 1999, HDI acquired MIT from Messrs. Holley and Salem. We believe that we have meritorious defenses to the plaintiff’s claims, and will vigorously defend ourselves against those claims. However, we cannot predict the ultimate outcome of this litigation. See “Business  — Legal proceedings.”
Risks related to our common stock
Following this offering, we will continue to be controlled by our officers and directors and one large non-management stockholder.
Upon completion of this offering, our officers and directors and Judy Salem, individually and as executrix for The Estate of Robert Salem, our largest non-management stockholder, will continue to beneficially own approximately 44.71% of our outstanding common stock (40.02% if the underwriters’ over-allotment option is exercised in full). Accordingly, they may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentration makes it unlikely that any other holder of our common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in the management or voting control of HDI.
You will suffer immediate and substantial dilution.
Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. Based on the initial public offering price, as adjusted as of June 30, 2006, this dilution would have been equal to $9.05 per share with respect to shares purchased pursuant to this offering.
There has been no prior public market for our common stock, and an active trading market for our shares may not develop or be sustained following this offering. You may not be able to resell your shares at prices equal to or greater than the initial public offering price.
Prior to this offering, there has been no public market for our common stock. An active public market for the common stock may not develop or be sustained. The price at which our common stock will trade after this offering may be lower than the initial public offering price.

The initial public offering price of the common stock will be determined through negotiations between us, the selling stockholders and the underwriters. Market prices for the common stock following this offering will be influenced by a number of factors, including:

•	variations in quarterly operating results;
•	changes in financial estimates by securities analysts;
•	announcements by us or our competitors of new products, significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;
•	the depth and liquidity of the market for our common stock;
•	investor perceptions of our company and the diabetes management industry generally; and
•	general economic and market conditions.
Future sales of shares of our common stock could adversely affect our stock price.
Future sales of shares of common stock by us or our stockholders could adversely affect the market price of the common stock. Upon completion of this offering, we will have 17,580,966 shares of common stock outstanding. Additionally, as of the date hereof, options for the purchase of 3,435,368 shares of common stock have been granted to certain of our employees and directors. The exercise prices of most of these options are substantially lower than the initial public offering price of our common stock.
We may in the future issue significant amounts of common stock or options or warrants to acquire common stock under stock option plans or to finance capital projects. Of the outstanding shares, the 6,599,487 shares (7,589,410 shares if the underwriters’ over-allotment option is exercised in full) to be sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, or the Securities Act, except for shares purchased by an “affiliate” (as defined in the Securities Act) of HDI. Our stockholders prior to this offering, who will hold upon completion of this offering approximately 62.5% of the outstanding shares of common stock (56.8% if the underwriters’ over-allotment option is exercised in full), may sell such shares, subject to the requirements of Rule 144 under the Securities Act and, in the case of certain of those stockholders, to lock-up agreements with the underwriters. We refer you to “Shares eligible for future sale.” Additionally, we intend to file a registration statement covering the issuance of shares of common stock pursuant to stock options granted pursuant to our stock option plans within 180 days after completion of this offering. Accordingly, shares of common stock issued pursuant to such stock options will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an “affiliate” of HDI. We cannot predict the effect, if any, that future sales of shares, the issuance or exercise of options, warrants or other securities convertible into common stock, or the availability of shares for sale will have on the market price for our common stock from time to time. Sales of a substantial amount of common stock, or a perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.
Our existing dividend policy and contractual restrictions limit our ability to pay dividends.
We have never declared a cash dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business. In addition, our loan agreement prohibits the payment of dividends without the prior consent of the lender.

Preferred stock, with rights and preferences adverse to the voting power or other rights of holders of our common stock, may be issued without stockholder approval.
Our certificate of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which would adversely affect the voting power or other rights of our common stockholders. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control, which could have the effect of discouraging bids and thereby preventing common stockholders from receiving the maximum value for their shares. We have no present intention to issue any shares of preferred stock in order to discourage or delay a change of control. However, there can be no assurance that preferred stock will not be issued at some time in the future.
Provisions in our certificate of incorporation and bylaws and of Delaware corporate law may make a takeover difficult.
Provisions in our certificate of incorporation and bylaws and of Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change our management and board of directors.

Special cautionary statement concerning
forward-looking statements
Our disclosure and analysis in this prospectus are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.
These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in this section, the “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” sections and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information or future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use of proceeds
The net proceeds to be received by us from this offering, after deducting underwriting discounts and the estimated expenses of this offering, are expected to be approximately $35.2 million. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
We intend to use the net proceeds from this offering as follows:

•	approximately $10.4 million to redeem all outstanding shares of our Series F Preferred Stock, including approximately $5.0 million to be paid to affiliates of HDI that are holders of Series F Preferred Stock (see “Certain relationships and related transactions — Redemption of preferred stock”);

•	approximately $5.8 million to complete the purchase of manufacturing equipment for new product development (out of a total purchase price of approximately $12.6 million);

•	to repay outstanding indebtedness to Wachovia Bank N.A. ($2.2 million at July 31, 2006); and

•	the balance to fund working capital and for other general corporate purposes.
Pending such uses, we will invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.
As of July 31, 2006, $2.2 million was outstanding under our two term loans including $0.3 million under the first term loan and $1.9 million under the second term loan. We did not have any borrowings outstanding on our revolving line of credit from Wachovia Bank N.A., at July 31, 2006. The revolving line of credit and the first term loan mature on October 31, 2006. The second term loan matures on September 3, 2007. At July 31, 2006, the interest rate on the term loans was 7.1%.
Dividend policy
We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available earnings generated by our operations for the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future dividend policy will be set by our board of directors and will depend on a number of factors, including our earnings, capital requirements, financial condition and business prospects and other factors that the board may deem relevant. The payment of cash dividends on common stock is restricted under the terms of our revolving line of credit.

Capitalization
The following table sets forth (1) our actual capitalization as of June 30, 2006; (2) our capitalization on a pro forma basis to give effect to: (i) the exchange of an outstanding warrant for 614,303 shares of our common stock and the reclassification of the carrying value of the warrant put option to stockholders’ equity; and (ii) the accretion of all of our outstanding Class F preferred stock to its redemption value; and (3) our capitalization on a pro forma as adjusted basis to give effect to the aforementioned adjustments and the sale of 3,300,000 shares of our common stock in this offering at the initial public offering price, after deducting the underwriting discounts and estimated offering expenses payable by us, and the application of the related proceeds to redeem our Class F preferred stock and to repay outstanding indebtedness. The table should be read together with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2006

		Pro forma	Pro forma
(in thousands, except share data)	Actual		as adjusted

Long-term debt	$3,594	$3,594	$—
Warrant put option	8,706	—	—
Mandatorily redeemable preferred stock, Class F, $10 par value, 115,238 shares authorized, issued and outstanding	1,152	10,371	—
Stockholders’ equity:
Common stock, $.01 par value; 60,000,000 shares authorized; 13,666,663 shares issued and outstanding actual; 14,280,966 shares pro forma and 17,580,966 shares pro forma as adjusted issued and outstanding	137	143	176
Additional paid-in capital	50,102	53,106	88,301
Retained earnings	3,523	—	—
Accumulated other comprehensive income	51	51	51

Total stockholders’ equity	53,813	53,300	88,528

Total capitalization	$67,265	$67,265	$88,528

The information in the table above excludes, as of June 30, 2006:

•	46,800 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $0.01 per share;

•	3,143,064 shares of common stock subject to outstanding options at a weighted average exercise price of $3.81 per share; and

•	843,917 shares of common stock reserved for future grant or issuance under our 2002 stock option plan.

Dilution
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of June 30, 2006, our historical net tangible book value was $17.1 million, or $1.25 per share of common stock. Our pro forma net tangible book value as of June 30, 2006 was $16.6 million, or $1.16 per share of common stock. Our pro forma net tangible book value and pro forma net tangible book value per share give effect to: (i) the exchange of an outstanding warrant for 614,303 shares of our common stock and the reclassification of the carrying value of the warrant put option to stockholders’ equity; and (ii) the accretion of our preferred stock from the carrying value of $10 per share to the $90 per share redemption value of our Class F preferred stock.
Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the exchange of the warrant, the preferred stock redemption and the sale of 3,300,000 shares of our common stock offered by this prospectus at the initial public offering price, after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been $51.8 million, or $2.95 per share. This represents an immediate increase in net tangible book value of $1.79 per share to our existing stockholders and an immediate dilution in net tangible book value of $9.05 per share to new investors purchasing common stock in this offering. The following table illustrates the dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$12.00
Historical net tangible book value per share as of June 30, 2006	$1.25
Pro forma increase (decrease) in net tangible book value per share attributable to:
Exchange of common stock warrant	0.56
Accretion of preferred stock	(0.65)

	(0.09)

Pro forma net tangible book value per share as of June 30, 2006	1.16
Increase in net tangible book value per share attributable to this offering	1.79

Pro forma as adjusted net tangible book value per share after this offering		2.95

Dilution per share to new investors in this offering		$9.05

The following table sets forth, as of June 30, 2006, the differences in the number of shares purchased, the consideration paid and the average price per share paid to us by our existing stockholders and by investors purchasing shares of common stock in this offering (assuming no exercise of the underwriters’ over-allotment option and before deducting underwriting discounts and commissions and estimated offering expenses).

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders	14,280,966	81%	$47,164,732	54%	$3.30
New investors	3,300,000	19	39,600,000	46	12.00

Total	17,580,966	100%	$86,764,732	100%	$4.94

The preceding tables exclude shares of common stock subject to issuance pursuant to outstanding options and an outstanding warrant as of June 30, 2006, as described below. We refer you to “Management—Stock options.” If all of the outstanding options and the warrant were exercised immediately prior to completion of this offering, the immediate dilution in net tangible book value to new investors purchasing common stock in this offering would have been $8.93 per share instead of $9.05 per share.
The preceding tables exclude, as of June 30, 2006:

•	46,800 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $0.01 per share;

•	3,143,064 shares of common stock subject to outstanding options at a weighted average exercise price of $3.81 per share; and

•	843,917 shares of common stock reserved for future grant or issuance under our 2002 stock option plan.
Assuming all outstanding options and the outstanding warrant are fully exercised, the shares purchased by the new investors would constitute 16% of all shares purchased from us, and the total consideration paid by new investors would constitute 40% of the total consideration paid for all shares purchased from us. In addition, the price per share paid by new investors would be $12.00, and the weighted average price per share paid by existing stockholders would be $3.39.

Selected historical consolidated financial data
The following table sets forth selected financial and operating data on or as of the dates and for the periods indicated. The selected financial data presented below should be read together with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements, including the notes to those financial statements, included elsewhere in this prospectus. The following data as of December 31, 2003, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following financial data as of December 31, 2001 and 2002, and for each of the years then ended, have been derived from our unaudited consolidated financial statements. The following financial data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The financial data for the six months ended June 30, 2005 and 2006 reflect all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair statement of the interim periods presented. Results for quarterly periods are not necessarily indicative of results for any other interim period or for the full year.

						Six months
	Years ended December 31,					ended June 30,

	2001(2)	2002(2)	2003(1)	2004(1)	2005	2005	2006
(in thousands, except for per share data)	(as restated)	(as restated)	(as restated)	(as restated)
						(unaudited)

Consolidated statement of operations data:
Net sales	$72,282	$72,399	$73,709	$85,082	$100,165	$46,961	$55,701
Cost of sales	38,896	29,464	29,400	35,570	41,149	19,543	22,465

Gross profit	33,386	42,935	44,309	49,512	59,016	27,418	33,236
Operating expenses:
Selling, general and administrative(4)	27,089	24,048	22,581	29,021	37,259	17,848	22,035
Research and development	6,306	6,366	5,990	5,713	6,526	3,197	3,747
Litigation settlement	—	—	—	5,000	—	—	—

Total operating expenses	33,395	30,414	28,571	39,734	43,785	21,045	25,782

Income (loss) from operations	(9)	12,521	15,738	9,778	15,231	6,373	7,454
Change in fair value of warrant put option	—	189	321	1,075	2,803	1,710	1,275
Interest expense, net	4,115	3,376	3,032	4,658	712	380	137
Other expense (income)	109	13	129	387	(198)	10	169

Income (loss) before income taxes	(4,233)	8,943	12,256	3,658	11,914	4,273	5,873
Provision for income taxes	233	4,067	4,323	1,692	5,982	2,145	2,685

Net income (loss)	$(4,466)	$4,876	$7,933	$1,966	$5,932	$2,128	$3,188

Per share data:
Net income (loss) per common share:
Basic	$(0.33)	$0.35	$0.57	$0.14	$0.43	$0.15	$0.23

Diluted	$(0.33)	$0.35	$0.56	$0.14	$0.39	$0.15	$0.20

Weighted-average shares used in computing net income (loss) per common share:
Basic	13,579	13,783	13,815	13,815	13,740	13,774	13,711

Diluted	13,579	13,989	14,068	14,061	15,078	14,571	15,813

Pro forma per share data (unaudited)(3):
Pro forma net income per common share:
Basic					$0.58		$0.29
Diluted					$0.54		$0.26
Pro forma weighted-average shares outstanding:
Basic					15,737		15,577
Diluted					17,075		17,679

	As of December 31,
						As of
	2001(2)	2002(2)	2003(1)	2004(1)	2005	June 30, 2006

	(as restated)	(as restated)	(as restated)	(as restated)		(unaudited)
(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$1,871	$1,207	$737	$6,939	$3,483	$361
Working capital	4,845	6,486	10,482	13,843	9,364	10,087
Total assets	72,206	68,389	71,109	81,018	85,615	87,658
Long-term debt, less current portion	19,517	14,248	10,766	10,250	1,250	417
Mandatorily redeemable preferred stock	1,153	1,153	1,153	1,153	1,152	1,152
Total stockholders’ equity	26,626	31,664	39,859	42,332	49,146	53,813

(1) As disclosed in Note 3 to our consolidated financial statements, we have restated our 2003 and 2004 consolidated financial statements.
(2) We have restated our 2001 and 2002 unaudited consolidated financial statements to correct certain errors in the application of generally accepted accounting principles. These errors related to revenue recognition in relation to accounting for sales returns and the timing of the recognition of sales and, in 2002, the accounting for a warrant put option. The following sets forth condensed consolidated balance sheet data as of December 31, 2001 and 2002, and condensed consolidated statements of operations data for the years ended December 31, 2001 and 2002 as originally reported and as restated.

	December 31, 2001			December 31, 2002

		Restatement			Restatement
	As reported	adjustments	As restated	As reported	adjustments	As restated

(In thousands)

Consolidated balance sheet data:
Working capital	$8,069	$(3,224)	$4,845	$8,172	$(1,686)	$6,486
Total assets	71,708	498	72,206	67,442	947	68,389
Long-term debt, less current portion	19,517	—	19,517	15,440	(1,192)	14,248
Total stockholders’ equity	29,850	(3,224)	26,626	35,587	(3,923)	31,664

	December 31, 2001			December 31, 2002

		Restatement			Restatement
	As reported	adjustments	As restated	As reported	adjustments	As restated

(In thousands, except per share data)

Consolidated statements of operations data:
Net sales	$67,703	$4,579	$72,282	$69,829	$2,570	$72,399
Income (loss) from operations	(2,459)	2,450	(9)	10,536	1,985	12,521
Net income (loss)	(6,160)	1,694	(4,466)	3,757	1,119	4,876
Net income (loss) per common share:
Basic	$(0.45)		$(0.33)	$0.27		$0.35

Diluted	$(0.45)		$(0.33)	$0.27		$0.35

(3) Pro forma net income per common share is calculated assuming the following events occurred at the beginning of the period presented: (i) the exchange of the warrant and the elimination of the related change in fair value of the warrant put option during the period and (ii) the repayment of indebtedness with the proceeds of this offering and the related elimination of interest expense, net of income taxes. Pro forma weighted-average shares outstanding include the 614,303 common shares issued upon exchange of the warrant and 1,381,836 and 1,251,340 shares of our common stock for the periods ended December 31, 2005 and June 30, 2006, respectively, from this offering representing the incremental shares associated with the proceeds required to repay indebtedness and to redeem our Class F preferred stock.
(4) Includes stock-based compensation expense of $0.1 million in 2003, $12,882 in 2004 and $1.6 million in 2005 and $0.5 million and $1.2 million for the six months ended June 30, 2005 and 2006, respectively.

Management’s discussion and analysis of financial condition
and results of operations
The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion contains forward-looking statements. Please see “Special cautionary statement concerning forward-looking statements” and “Risk factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements. The operating results for the periods presented were not significantly affected by inflation.
Company overview
We are a developer, manufacturer and marketer of technologically advanced blood glucose monitoring systems and disposable supplies for diabetics worldwide. We market our blood glucose monitoring systems both under our own HDI brands and through a unique co-branding strategy in partnership with the leading food and drug retailers, mass merchandisers, distributors, mail service providers and third-party payors in the United States and internationally. Our co-branding distribution strategy allows our customers to leverage their brand strategy with ours and to deliver high quality, low cost blood glucose monitoring systems to their diabetic customers at attractive price points for the consumer and increased profit margins for the retailer or distributor. We provide our customers with a broad portfolio of systems that have performance characteristics comparable to, or better than, those of our major competitors. We leverage our partners’ investments in sales and marketing to grow our business and invest significant resources in research and development to deliver innovative new products.
Our company was founded in 1985 and has focused exclusively on the diabetes market since inception. We have two manufacturing facilities, one located in Fort Lauderdale, Florida, and the other in Hsinchu City, Taiwan. We manufacture, test and package our blood glucose test strips at our facility in Fort Lauderdale. Our blood glucose monitors are assembled in our Taiwan facility. Labeling, final assembly, quality control testing and shipment of our blood glucose monitoring systems are conducted in our Fort Lauderdale facility. We have a highly automated manufacturing process with sufficient capacity to continue to grow our business without significant incremental capital investments, other than for new product development.
We sell our products in the following distribution channels:

•	Retail—the retail channel generates the majority of sales of blood glucose monitoring products in the United States and includes chain drug stores, food stores and mass merchandisers. We sell our products into the retail channel on a direct basis or through domestic distributors. Our retail net sales include products we sell directly into the retail channel for the larger food and drug retailers.

•	Domestic distribution—the domestic distribution channel includes sales to domestic wholesalers, including AmerisourceBergen, Cardinal Health, McKesson, and Invacare, who sell products to independent and chain food and drug retailers, primary and long-term care providers, durable medical equipment suppliers and mail service providers.

•	Mail service—the mail service channel includes sales to leading mail service providers, who market their products primarily to the Medicare population. The mail service channel was our primary distribution channel until 2003, when we expanded our distribution in the retail and domestic distribution channels with the introduction of our TrueTrack Smart System.

•	International—the international channel consists primarily of sales to distributors in Latin America, the United Kingdom, Australia and China. In May 2005 we acquired our United

Kingdom distributor, and we continually evaluate opportunities to partner with or acquire distributors in other international markets.

Our net sales by channel were as follows for the periods indicated:

	Years ended December 31,						Six Months Ended June 30,

(in thousands)	2003		2004		2005		2005		2006

							(unaudited)
Retail	$15,527	21.1%	$18,929	22.2%	$20,502	20.5%	$9,354	19.9%	$12,032	21.6%
Domestic distribution	32,248	43.7%	42,481	49.9%	53,340	53.3%	25,029	53.3%	31,286	56.1%
Mail service	17,815	24.2%	15,697	18.5%	16,159	16.1%	7,339	15.6%	6,449	11.6%
International	8,119	11.0%	7,975	9.4%	10,164	10.1%	5,239	11.2%	5,934	10.7%

	$73,709	100.0%	$85,082	100.0%	$100,165	100.0%	$46,961	100.0%	$55,701	100.0%

We enter into agreements with certain of our customers from time to time addressing terms of sale, volume discounts, minimum requirements for maintaining exclusivity and the like. However, we do not rely on written agreements to any significant extent, but rather on our relationships with our customers. Most of our sales are made pursuant to purchase orders, and we do not have any agreements that require customers to purchase any minimum amount of our products. In July 2003, we entered into an agreement with one of our largest customers, McKesson, that provides for its Medical Surgical division to be the exclusive distributor of our TrueTrack Smart System for the long-term care market, so long as certain minimum purchase thresholds were met. Although the agreement, which was recently renewed for another three-year term, does not require McKesson to purchase any minimum amount of our products, other than to maintain exclusivity, over one half of our sales to McKesson in 2005 were pursuant to the agreement.
Our gross margins have generally been in the range of 58% to 60%. We strive to maximize our installed base of monitors to drive future sales of our test strips. Monitors, which are sold individually or in a starter kit with a sample of 10 test strips and other supplies, are typically sold at or below cost. It is also common for us to provide monitors free of charge in support of managed care initiatives and other market opportunities. Test strip sales are a significant driver of our overall gross margins. We measure our operating performance in many ways, including the ratio of test strips to monitors sold in a given period. Our gross margins are affected by several factors, including manufacturing cost reductions, the ratio of test strips to monitors, free monitor distributions and product pricing.
Our selling, general and administrative expenses include sales and marketing expenses, legal and regulatory costs, customer and technical service, finance and administrative expenses and stock-based compensation expenses. We have been and continue to be involved in patent related litigation concerning certain of our products. Our legal costs, which were 5.5%, 4.7% and 2.2% of net sales in 2005, 2004 and 2003, respectively, can be significant, and the timing difficult to predict. We expect our selling, general and administrative expenses to increase for costs associated with being a publicly traded company, including accounting and auditing, legal, insurance, director compensation and other costs. We also expect our selling, general and administrative expenses to increase as we expand our sales and marketing efforts in line with continued sales growth.

We have made significant investments in our research and development initiatives. Our research and development costs have generally been in the range of 6% to 8% of our net sales and include salaries and related costs for our scientists and staff as well as costs for clinical studies, materials, consulting and other third-party services. Our research and development team is working to develop new technologies that we believe will broaden our product portfolio and enhance our current products.
Results of operations
The following table sets forth, for the periods indicated, certain information related to our operations, expressed in dollars and as a percentage of our net sales:

	Years ended December 31,						Six Months Ended June 30,

(in thousands)	2003		2004		2005		2005		2006
	(as restated)		(as restated)				(unaudited)

Net sales	$73,709	100.0%	$85,082	100.0%	$100,165	100.0%	$46,961	100.0%	$55,701	100.0%
Cost of sales	29,400	39.9%	35,570	41.8%	41,149	41.1%	19,543	41.6%	22,465	40.3%

Gross profit	44,309	60.1%	49,512	58.2%	59,016	58.9%	27,418	58.4%	33,236	59.7%

Operating expenses:
Selling, general and administrative	22,581	30.6%	29,021	34.1%	37,259	37.2%	17,848	38.0%	22,035	39.6%
Research and development	5,990	8.1%	5,713	6.7%	6,526	6.5%	3,197	6.8%	3,747	6.7%
Litigation settlement	—	0.0%	5,000	5.9%	—	0.0%	—	0.0%	—	0.0%

Total operating expenses	28,571	38.7%	39,734	46.7%	43,785	43.7%	21,045	44.8%	25,782	46.3%

Income from operations	15,738	21.4%	9,778	11.5%	15,231	15.2%	6,373	13.6%	7,454	13.4%

Change in fair value of warrant put	321	0.4%	1,075	1.3%	2,803	2.8%	1,710	3.6%	1,275	2.4%
Interest expense, net	3,032	4.1%	4,658	5.5%	712	0.7%	380	0.9%	137	0.2%
Other expense (income), net	129	0.2%	387	0.5%	(198)	(0.2)%	10	0.0%	169	0.3%

Income before income taxes	12,256	16.7%	3,658	4.2%	11,914	11.9%	4,273	9.1%	5,873	10.5%
Provision for income taxes	4,323	5.9%	1,692	2.0%	5,982	6.0%	2,145	4.6%	2,685	4.8%

Net income	$7,933	10.8%	$1,966	2.2%	$5,932	5.9%	$2,128	4.5%	$3,188	5.7%

Six months ended June 30, 2006 as compared to six months ended June 30, 2005
Net sales increased $8.7 million, or 18.6%, to $55.7 million for the six months ended June 30, 2006, as compared to $47.0 million for the same period in 2005. The increase was due to higher sales volume of $8.0 million and higher pricing of $1.0 million, partially offset by increased managed care rebates of $0.3 million. The increased volume of $8.0 million reflects the continued trend of increased distribution of our biosensor systems totaling approximately $12.3 million, partially offset by a decrease in our photometric system and other sales of approximately $4.3 million. The $1.0 million pricing increase was primarily driven by a greater mix of higher priced biosensor system test strip sales. The increase in managed care rebates was due primarily to increased awareness and acceptance within the third-party payor environment of our products.
Cost of sales increased $2.9 million, or 15.0%, to $22.5 million for the six months ended June 30, 2006, as compared to $19.5 million for the same period in 2005. This $2.9 million increase was driven primarily by increased costs of $2.5 million associated with higher sales volume and $0.5 million of costs associated with increased distribution of free monitors for managed care and other initiatives. These costs were partially offset by product cost savings of

$0.1 million relating primarily to reduced manufacturing costs of our biosensor test strips. As a percentage of net sales, cost of sales decreased to 40.3% for the six months ended June 30, 2006, as compared to 41.6% for the same period in 2005. Increases to the strip to meter ratio contributed to 0.6% of the decrease. In addition, net revenue increases due to pricing, offset by increased managed care rebates, contributed to 0.6% of the decrease and cost savings contributed 0.1% of the decrease.
Gross profit increased $5.8 million, or 21.2%, to $33.2 million for the six months ended June 30, 2006, as compared to $27.4 million for the same period in 2005. The increase is due to higher sales volume of $5.5 million, improved pricing of $1.0 million and cost savings of $0.1 million, partially offset by increased managed care rebates of $0.3 million and increased costs of $0.5 million associated with increased distribution of free monitors. As a percentage of net sales, gross profit improved to 59.7% for the six months ended June 30, 2006, as compared to 58.4% for the same period in 2005. The increase in gross profit percentage is due to the decrease in cost of sales as a percentage of net sales, as noted above.
Selling, general and administrative expenses increased $4.2 million, or 23.5%, to $22.0 million for the six months ended June 30, 2006, as compared to $17.8 million for the same period in 2005. The increase is primarily due to an increase of $2.1 million in salaries and benefits related to our continued growth, an increase of $0.6 million in stock- based compensation related to mark-to-market accounting for variable stock options and expense associated with the implementation of SFAS 123R, higher sales and marketing costs of $1.1 million to support our sales growth, $0.4 million associated with our United Kingdom distributor, which we acquired in May 2005 and other general and administrative expenses of $0.7 million to support the continuing growth of our operations. These increases were partially offset by decreased legal and professional costs of $0.7 million. Our legal and professional costs in 2005 reflect costs associated with the patent settlement paid in 2005. All stock-based compensation related to options issued prior to January 1, 2006 have been accounted for under the provisions of APB No. 25, “Accounting for Stock Issued to Employees” and all options issued subsequent to January 1, 2006 have been accounted for under the provisions of SFAS 123R, “Share-Based Payments”. As a percentage of net sales, selling, general and administrative expenses increased to 39.6% for the six months ended June 30, 2006, as compared to 38.0% for the same period in 2005, primarily due to increased stock-based compensation.
Research and development expenses increased $0.6 million, or 17.2%, to $3.7 million for the six months ended June 30, 2006, as compared to $3.2 million for the same period in 2005. As a percentage of net sales, research and development costs were 6.7%, as compared to 6.8% for the six months ended June 30, 2006 and 2005, respectively.
Operating income was $7.5 million, or 13.4% of net sales, for the six months ended June 30, 2006, as compared to $6.4 million, or 13.6% of net sales, for the same period in 2005. The increase in operating income in aggregate dollars was due to overall sales growth and an improvement in gross margins. The decrease in operating income as a percentage of net sales was due primarily to increases in stock-based compensation expense as described above.
The increases in fair value of the Put Option, were $1.3 million and $1.7 million for the six months ended June 30, 2006 and 2005, respectively. See discussion of the Put Option below.
Interest expense, net was $0.1 million for the six months ended June 30, 2006, as compared to $0.4 million for the same period in 2005. The decrease in interest expense, net was primarily due to a lower average debt balance outstanding during the six months ended June 30, 2006 as compared to the same period in 2005, partially offset by higher interest rates.
Our effective income tax rates were 45.7% and 50.2% for the six months ended June 30, 2006 and 2005, respectively. Our effective income tax rates exceeded the statutory federal rate (35% in 2006 and 2005), primarily as a result of the increase in the fair value of the Put

Option, described below, and, in 2006, stock-based compensation expense for incentive stock options, both of which are not deductible for tax purposes.
Net income increased to $3.2 million for the six months ended June 30, 2006, as compared to $2.1 million for the same period in 2005. Net income for the six months ended June 30, 2006 was reduced by $1.1 million related to stock-based compensation expense and $1.3 million related to the change in fair value of the Put Option.
Diluted net income per common share was $0.20 on weighted average shares of 15.8 million for the six months ended June 30, 2006, as compared to $0.15 on weighted average shares of 14.6 million for the same period in 2005.
Year ended December 31, 2005, as compared to year ended December 31, 2004
Net sales increased $15.1 million, or 17.7%, to $100.2 million for the year ended December 31, 2005, as compared to $85.1 million in 2004. The increase was due to higher sales volume of $13.3 million and higher pricing of $4.5 million, partially offset by increased managed care rebates of $0.9 million and increases in our provision for sales returns of $1.8 million. The increased volume of $13.3 million reflects the continued trend of increased distribution of our biosensor systems, totaling approximately $31.6 million, partially offset by a decrease in our photometric system and other sales of approximately $18.3 million, reflecting a shift to our biosensor products. The $4.5 million pricing increase was driven by a greater mix of higher priced biosensor system test strip sales. The increase in managed care rebates was due primarily to increased awareness and acceptance within the third-party payor environment of our products, and the increased provision for sales returns was related primarily to increased sales volume.
Cost of sales increased $5.6 million, or 15.7%, to $41.1 million for the year ended December 31, 2005, as compared to $35.6 million in 2004. This $5.6 million increase was driven by increased costs of $3.1 million associated with higher sales volume and $2.7 million of costs associated with increased distribution of free monitors for managed care and other initiatives. These costs were partially offset by product cost savings of $0.2 million associated primarily with reduced manufacturing costs related to our monitors. As a percentage of net sales, cost of sales decreased to 41.1% for 2005 from 41.8% in 2004. Net revenue increases due to pricing, offset by increased managed care rebates and provisions for sales returns, contributed to 0.8% of the decrease and cost savings contributed 0.2% of the decrease. These decreases were offset by 0.3% associated with a decline in the ratio of test strip to monitor sales, driven by an increase in the distribution of free monitors.
Gross profit increased $9.5 million, or 19.2%, to $59.0 million for the year ended December 31, 2005, as compared to $49.5 million in 2004. The increase is due to higher sales volume of $10.2 million, improved pricing of $4.5 million and cost savings of $0.2 million, partially offset by increased costs of $2.7 million associated with free monitor distributions, increased managed care rebates of $0.9 million and increases in our provision for sales returns of $1.8 million. As a percentage of net sales, gross profit improved to 58.9% for the year ended December 31, 2005 from 58.2% in 2004. The increased gross profit percentage was driven primarily by the decline in cost of sales as a percentage of net sales, as noted above.
Selling, general and administrative expenses increased $8.2 million, or 28.4%, to $37.3 million for the year ended December 31, 2005, as compared to $29.0 million in 2004. The increase in aggregate dollars is primarily due to an increase in stock-based compensation expense related to mark-to-market accounting for variable stock options of $1.6 million, increased legal costs of $1.5 million associated primarily with patent litigation, higher sales and marketing costs of $2.2 million to support our sales growth, and $0.9 million associated with our United Kingdom distributor, which we acquired in May 2005. As a percentage of net sales, selling, general and administrative expenses were 37.2% for the year ended December 31, 2005, as compared to 34.1% in 2004. The increase was primarily due to higher stock-based compensation and legal expenses associated with patent litigation.
Research and development expenses increased $0.8 million, or 14.2%, to $6.5 million for the year ended December 31, 2005, as compared to $5.7 million in 2004. As a percentage of net sales, research and development costs were relatively flat at 6.5% of net sales in 2005 as compared to 6.7% in 2004. The increase in aggregate dollars is primarily due to increased personnel and other related costs as we continue to expand our new product development and manufacturing process improvement efforts.
Litigation settlement expenses were $5.0 million in 2004 and related to an accrual for the settlement of patent litigation with a competitor in April 2005.
Operating income was $15.2 million, or 15.2% of net sales, in 2005, as compared to $9.8 million, or 11.5% of net sales, in 2004. Operating income in 2005 was negatively affected by the increase in stock-based compensation expense of $1.6 million, or 1.6% of net sales. The increases in operating income in aggregate dollars and as a percentage of net sales were due to overall sales growth, an improvement in gross margins, and the accrued legal settlement charge in 2004, which was $5.0 million, or 5.9% of net sales.
During 2002, we issued $5.0 million of 13% Senior Secured Subordinated Notes and issued to the purchaser of those notes a warrant to purchase 614,816 shares of our common stock with an exercise price of $0.01 per share. The holder of the warrant has the right to put the warrant to us, the Put Option, after the fifth anniversary date of the warrant at a redemption value as defined in the agreement. The characteristics of the Put Option meet the criteria under Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which require the Put Option to be recorded as a liability on the date of issuance. Further, because the Put Option is considered a derivative financial instrument, it was recorded at its estimated fair value at the date of issuance, in accordance with the terms of the Put Option agreement. The increases in fair value of the Put Option were $2.8 million and $1.1 million for the years ended December 31, 2005 and 2004, respectively, and were recorded as expenses in our consolidated statements of operations during those years. As described below, at the closing of this offering, the warrant containing the Put Option will be exchanged for shares of our common stock and the Put Option will be eliminated, resulting in the reclassification of the fair value of the Put Option obligation to permanent equity.
Interest expense, net was $0.7 million for the year ended December 31, 2005, as compared to $4.7 million in 2004. The decrease in Interest expense, net was primarily due to repayment of debt. Interest expense, net for the year ended December 31, 2005 consisted primarily of interest charges, commitment fees and amortized debt costs associated with our line of credit.
Our effective income tax rates were 50.2% and 46.3% for the years ended December 31, 2005 and 2004, respectively. Our effective income tax rates exceeded the statutory federal rate (35% in 2005 and 34% in 2004) primarily as a result of the increase in the fair value of the Put Option, and, in 2005, stock-based compensation expense for incentive stock options, both of which are not deductible for tax purposes.
Net income increased to $5.9 million for the year ended December 31, 2005, as compared to $2.0 million in 2004. The accrued patent litigation settlement reduced our net income by $3.2 million, after income taxes, in 2004.

Diluted net income per common share was $0.39 on weighted average shares of 15.1 million for the year ended December 31, 2005, as compared to $0.14 on weighted average shares of 14.1 million in 2004.
Year ended December 31, 2004, as compared to year ended December 31, 2003
Net sales increased $11.4 million, or 15.4%, to $85.1 million for the year ended December 31, 2004, as compared to $73.7 million in 2003. The increase was due to higher sales volume of $13.5 million, partially offset by lower pricing of $0.5 million and increases in our provision for sales returns of $1.6 million. The increased volume of $13.5 million was driven by increased distribution of our biosensor systems, the first of which was launched in 2003, totaling approximately $20.3 million, partially offset by decreased photometric system and other sales of approximately $6.8 million, resulting from an increased awareness and shift to our newly developed biosensor products. The $0.5 million pricing decrease was driven primarily by competitive price reductions with customers serving mail service and durable medical equipment suppliers. Increased provision for sales returns was related primarily to increased sales volume.
Cost of sales increased $6.2 million, or 21.0%, to $35.6 million for the year ended December 31, 2004, as compared to $29.4 million in 2003. This $6.2 million increase was driven by increased costs of $5.5 million associated with higher sales volume, as noted above, and $1.8 million of costs associated with increased distribution of free monitors to support the launch of our biosensor system. These increases were partially offset by product cost savings of $1.1 million related primarily to reduced manufacturing costs of our monitors. As a percentage of net sales, cost of sales increased to 41.8% in 2004 from 39.9% in 2003. Net revenue decreases due to pricing and provisions for sales returns contributed to 0.6% of the increase, and a decline in the ratio of test strip to monitor sales, driven by an increase in the distribution of free monitors, contributed 2.6% of the decrease. These decreases were partially offset by 1.3% related to cost savings.
Gross profit increased $5.2 million, or 11.7%, to $49.5 million for the year ended December 31, 2004, as compared to $44.3 million in 2003. The increase is due primarily to higher unit volume of $8.0 million and product cost savings of $1.1 million, partially offset by increased costs of $1.8 million associated with free monitor distributions, decreased pricing of $0.5 million and increases in our provision for sales returns of $1.6 million. As a percentage of net sales, gross profit decreased to 58.2% for the year ended December 31, 2004 from 60.1% in 2003. The decrease in gross profit percentage is due to the increase in cost of sales as a percentage of net sales, as noted above.
Selling, general and administrative expenses increased $6.4 million, or 28.5%, to $29.0 million for the year ended December 31, 2004, as compared to $22.6 million in 2003. The increase in aggregate dollars is primarily due to increased legal costs of $2.4 million associated primarily with patent litigation and higher sales and marketing costs of $3.0 million to support our sales growth. As a percentage of net sales, selling, general and administrative expenses were 34.1% for the year ended December 31, 2004, as compared to 30.6% in 2003. The increase is primarily due to higher legal expenses associated with patent litigation.
Research and development expenses decreased $0.3 million, or 4.6%, to $5.7 million for the year ended December 31, 2004, as compared to $6.0 million in 2003. As a percentage of net sales, research and development costs decreased to 6.7% of net sales in 2004, as compared to 8.1% in 2003. The decrease in aggregate dollars and as a percentage of net sales is primarily due to higher clinical study, material and other outside services costs in 2003 associated with the launch of our TrueTrack Smart System.

As noted above, litigation settlement expenses were $5.0 million in 2004 and related to an accrual for the settlement of patent litigation with a competitor in April 2005.
The increase in fair value of the Put Option was $1.1 million and $0.3 million for the years ended December 31, 2004 and 2003, respectively.
Interest expense, net was $4.7 million for the year ended December 31, 2004, as compared to interest expense, net of $3.0 million in 2003. Interest expense, net in 2004 includes $2.2 million related to the write-off of the remaining unamortized debt discount and the $0.4 million premium paid to repay the Senior Secured Subordinated Notes during 2004. These costs were offset by lower interest expense from an overall reduction of average debt balances in 2004, lower interest rates associated with refinancing activities, and a reduction in amortization of debt costs.
Our effective income tax rates were 46.3% and 35.3% for the years ended December 31, 2004 and 2003, respectively. Our effective income tax rates exceeded the statutory federal rate (34%) primarily as a result of the increase in the fair value of the Put Option, which is not deductible for tax purposes.
Net income decreased to $2.0 million for the year ended December 31, 2004, as compared to $7.9 million in 2003. The accrued settlement of the patent litigation reduced our net income by $3.2 million, after income taxes, during 2004.
Diluted net income per common share was $0.14 on weighted average shares of 14.1 million for the year ended December 31, 2004, as compared to $0.56 on weighted average shares of 14.1 million in 2003.
Liquidity and capital resources
As of June 30, 2006, we had approximately $0.4 million of cash and cash equivalents on hand and $5.8 million of capacity under our revolving line of credit. Our primary capital requirement is to fund capital expenditures. Significant sources of liquidity are cash on hand, cash flows from operating activities, working capital and borrowings from our revolving line of credit.
In connection with this offering, our Series F Preferred Stock will be redeemed at its cash redemption value of approximately $10.4 million. The redemption will result in a dividend charge to stockholders’ equity of $9.2 million. In addition, the holder of a warrant to purchase our common stock will exchange the warrant for shares of our common stock immediately prior to the closing of this offering and will sell all of the shares acquired upon such exchange in this offering. This will result in an increase in our stockholders’ equity from the reclassification to permanent equity of the Put Option obligation, which totaled $8.7 million at June 30, 2006.
Under our Third Amended and Restated Revolving Credit and Security Agreement (the “Credit Facility”), we have two term loans with maturity dates in October 2006 and September 2007 and a $7.0 million revolving line of credit which matures in October 2006, unless extended or renewed by our lender. At June 30, 2006, we had $1.2 million outstanding balance under our revolving line of credit and $2.4 million was outstanding under the two term loans. Borrowings under the Credit Facility bear interest at the LIBOR plus 1.7% (7.0% at June 30, 2006). The Credit Facility is collateralized by substantially all of our assets. Our Credit Facility contains certain financial and other covenants that restrict our ability to, among other things, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. Our financial covenants require us to maintain: (i) a ratio of total liabilities to tangible net worth of not more than 2.00 to 1.0; (ii) working capital of at least $4 million; (iii) a ratio of senior funded debt to EBITDA of not more than 1.0 to 1.0; and (iv) a fixed charge coverage ratio of at least 1.25 to 1.0. Failure to comply with these covenants and restrictions would constitute an event of default under our Credit Facility.
As disclosed in Note 3 to our consolidated financial statements, we have restated our financial statements and are required to account for the Put Option as a liability at fair value. As a result of classifying the Put Option as a liability, we were not in compliance with the maximum total liabilities to tangible net worth covenant ratio at December 31, 2005 and the fixed charge coverage ratio covenant at December 31, 2005 and March 31, 2006. In April 2006, we received waivers of compliance with these covenants for all applicable periods from our lender. In March and April 2006, we and our lenders amended the Credit Facility to, among other changes, (1) increase the capacity of our revolving line of credit to $7.0 million and (2) exclude the Put Option obligation and the related changes in fair value from the maximum total liabilities to tangible net worth and fixed charge coverage ratio covenants. We believe we were in compliance with the financial covenants and restrictions applicable to us under the Credit Facility at June 30, 2006.
Cash flows provided by operating activities was $6.1 million and $3.6 million for the six months ended June 30, 2005 and 2006, respectively. The decrease in cash provided by operating activities was due to an increase in cash paid for income taxes of approximately $4.7 million partially offset by working capital changes in the period. Cash flows from operating activities were $8.6 million, $8.7 million and $13.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. The increase in cash flows from operating activities in 2005 as compared to 2004 is due to improved year-over-year operating results and changes in our working capital components. Our cash flows from operating activities in 2004 was reduced by $2.2 million of cash paid for interest associated with the early repayment of subordinated notes payable in 2004. Our significant working capital component changes relate primarily to accounts receivable, inventory, accounts payable and accrued expenses, and income taxes payable.
Cash flows used in investing activities were $2.9 million, $3.4 million and $7.9 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $3.0 million and $5.5 million for the six months ended June 30, 2005 and 2006, respectively. These amounts consist primarily of capital expenditures. In addition, in May 2005 we acquired our distributor in the United Kingdom for a purchase price of $1.2 million. We expect our full year 2006 capital expenditures to be approximately $12.6 million, and to relate primarily to manufacturing equipment for a new blood glucose monitoring system we have developed.
Cash flows (used in) provided by financing activities were ($6.3) million, $0.6 million and ($9.2) million for the years ended December 31, 2003, 2004 and 2005, respectively and ($2.5) million and ($1.4) million for the six months ended June 30, 2005 and 2006, respectively. These amounts consist primarily of debt borrowings and repayments, including the repayment of $0.9 million of debt assumed in an acquisition in May 2005. During the six months ended June 30, 2006, total outstanding amounts under our $7 million revolving credit facility ranged from zero to $3.4 million, primarily reflecting borrowings to fund income tax payments and capital expenditures and repayments from cash provided by operating activities.
We expect that funds generated from operations, together with the net proceeds of this offering, our current cash on hand and funds available under our revolving line of credit, will be sufficient to finance our working capital requirements, fund capital expenditures, and meet our contractual obligations for at least the next twelve months.

Contractual obligations
At December 31, 2005, we had the following contractual obligations and commitments:

	Payments Due

		Less than			More than
Obligation	Total	1 year	1–3 years	4–5 years	5 years

Debt obligations(3)	$5,049,866	$3,799,866	$1,250,000	—	—
Interest on debt obligations (1)	179,165	154,097	25,068	—	—
Operating leases(4)	3,184,437	1,534,979	1,649,458	—	—
Purchase obligations(5)	6,027,058	6,027,058	—	—	—
Warrant put option(2)	7,430,344	—	7,430,344	—	—

	$21,870,870	$11,516,000	$10,354,870	—	—

(1)	Interest on variable rate obligations based upon contractual rate of LIBOR plus applicable margin as of December 31, 2005 or 6.1%.

(2)	Based on earliest contractual put date of September 2007. The holder of the warrant to purchase our common stock will exchange the warrant for shares of our common stock immediately prior to the closing of this offering and will sell all of the shares acquired upon such exchange in this offering. This will result in the reclassification of this liability to permanent equity. At June 30, 2006, the estimated fair value of the warrant put option was approximately $8.7 million.

(3)	At June 30, 2006 debt obligations were approximately $3.6 million, including approximately $1.2 million outstanding under our revolving line of credit. The decrease of approximately $1.4 million, as compared to December 31, 2005, was due primarily to repayment of notes payable to related parties of approximately $1.3 million and principal payments on term loans of approximately $1.3 million, partially offset by borrowings on our line of credit of approximately $1.2 million.

(4)	Operating lease commitments increased by approximately $1.5 million, in the aggregate, due to a new lease agreement entered into during the six months ended June 30, 2006. Of the $1.5 million, approximately $0.1 million is due in 2006, approximately $0.9 million is due during 2007-2009, and $0.5 million is due in 2010-2011.

(5)	At June 30, 2006, remaining purchase obligations were approximately $3.6 million.
Off-balance sheet arrangements
Except as described herein, at December 31, 2005, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources. At December 31, 2005, we had a common stock warrant outstanding which enables the holder to acquire 46,800 shares of our common stock at an exercise price of $0.01 per share. This warrant is considered a derivative financial instrument but is not required to be carried as a liability at fair value since the warrant is indexed to our own common stock and classified as permanent equity.
Restatement of previously issued financial statements
In connection with the filing of this registration statement, we performed a review of our accounting policies and practices and identified certain errors in the application of generally accepted accounting principles. These errors related to the accounting for a warrant put option, revenue recognition in relation to accounting for sales returns and the timing of the recognition of sales and certain other matters. These errors resulted in the restatement of our previously issued financial statements. See Note 3 of our consolidated financial statements included elsewhere in this prospectus for further discussion of these matters and the impact of these adjustments on our previously issued financial statements.

Internal control over financial reporting
As of December 31, 2005, we have identified material weaknesses in our internal control over financial reporting, as discussed in “Risk factors.”
Management has initiated the following activities intended to improve our internal control over financial reporting.

•	In November 2005, we hired a new Chief Financial Officer and in January 2006, we hired a new Controller. Both are certified public accountants (CPA’s) with previous experience in financial reporting for publicly traded companies, have worked for national public accounting firms and have experience with the requirements of Section 404 of the Sarbanes-Oxley Act. In December 2005, we also retained independent consultants trained in accounting and financial reporting who are CPA’s. One of our consultants was a former partner with a national public accounting firm and has experience with the requirements of Section 404 of the Sarbanes-Oxley Act.

•	We have developed policies and procedures, although not yet written, to monitor and track sales returns by product, date of sale, and by customer. Customer return logs, identifying key product information, are now maintained and analyzed by management on a monthly basis.

•	We have developed policies and procedures, although not yet written, over shipments to monitor when the risk of ownership of our products is transferred to our customers. Monthly sales at the end of each period along with customer receiving documents are analyzed by management to determine whether the risk of ownership has been transferred to the customer and revenue has been appropriately recognized.

•	We have provided key accounting personnel with access to an on-line technical accounting database, which provides links to various authoritative and proposed technical accounting literature and provides guidance on financial reporting.

•	We continue to assess our staffing requirements and intend to create an internal audit function.
Although management believes that these measures have improved the design of our internal control over financial reporting, our internal control over financial reporting remains largely undocumented. We plan to document in writing our policies and procedures with regard to our internal control over financial reporting in connection with our compliance with Section 404 of the Sarbanes-Oxley Act (see “Risk factors” for further discussion).
Application of critical accounting policies and estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reporting of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities. Note 2 to our consolidated financial statements provides a summary of our significant accounting policies, which are all in accordance with generally accepted accounting policies in the United States. Certain of our accounting policies are critical to understanding our consolidated financial statements, because their application requires management to make assumptions about future results and depends to a large extent on management’s judgment, because past results have fluctuated and are expected to continue to do so in the future.
We believe that the application of the accounting policies described in the following paragraphs is highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change. For all these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below.

Revenue recognition. Revenue from sales of products is recognized when: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. We recognize revenue from product sales when goods are shipped or delivered and title and risk of loss pass to the customer. We generally arrange for the shipment of customer orders and it is our general business practice to replace products that may be damaged or lost while in transit at no additional cost to the customer. Therefore, revenue is generally recognized when goods are received by our customers.
We accept product returns primarily due to the expiration of product life. Revenue is recorded net of an allowance for estimated returns. We estimate returns based on an analysis of historical sales and returns, analyzing the actual return date of the product as compared to the original date of sale of the product. We have estimated based on historical return experience that a reserve is required for future returns covering the prior 18 to 24 months of sales, driven primarily by the 18 month expiration of our test strip products. Products that exhibit unusual sales or return patterns due to dating or other matters are specifically identified and analyzed as part of the accounting for sales return accruals.
We offer volume discount incentives to certain of our customers, which are recorded as a reduction of revenue in the same period as the revenue is earned. We also have reimbursement agreements with certain managed care providers, Medicaid programs and other third-party payors that require payment of rebates for products provided to their members. We accrue for these rebates as a reduction of revenue based on the reimbursement agreements as well as historical payment trends to these providers. We also offer meters, at no charge, to customers and third-party payors. The cost of these meters is recorded in cost of sales in the period the products are shipped.
Long-lived assets. We periodically review our property and equipment and identifiable intangible assets for possible impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Significant assumptions and estimates include the projected cash flows based upon estimated revenue and expense growth rates and the discount rate applied to expected cash flows. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.
Goodwill and other intangible assets. We do not amortize goodwill or intangible assets that have indefinite lives, but rather test these for impairment at least annually. Intangible assets that have finite useful lives continue to be amortized on a straight-line basis over their estimated useful lives. We test goodwill for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. In determining the fair value, we utilize discounted future cash flows. Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth; (ii) estimated average cost of capital; and (iii) the future terminal value of our reporting unit, which is based upon its ability to exist into perpetuity. The test for goodwill impairment requires significant estimates and judgment about future performance, cash flows and fair value. Our future results could be affected if our estimates of future performance and fair value change. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.
Derivatives. We do not hold or issue derivatives for trading purposes. However, our Put Option is considered a derivative and is classified as a liability at fair value in our consolidated balance sheets, and any changes to the fair value are reported as a component of other income (expense) in our consolidated statements of operations. The contractual redemption value of the Put Option is based on the greater of the estimated fair value of HDI in a non-liquidation scenario or a value based upon a stated multiple of earnings before interest, taxes, depreciation and amortization (EBITDA), plus cash less certain indebtedness and the redemption value of our Class F mandatorily redeemable preferred stock, without regard to any marketability or liquidity discount. We estimate the fair value of the Put Option based upon the greater of: (i) the contractually stated multiple of estimated EBITDA at the redemption date, discounted to present value, and (ii) the estimated value of HDI using a discounted cash flow model or comparable market multiples of earnings. Significant assumptions include, but are not limited to: (i) estimates of future earnings; (ii) estimated average cost of capital; and (iii) estimated comparable multiples. The balance sheet classification of the Put Option, including whether such instrument should be classified as a liability or equity, is reassessed periodically, including at the end of each reporting period. At the closing of this offering, the warrant containing the Put Option will be exchanged for shares of our common stock and the Put Option will be eliminated.
Contingencies. We accrue for estimated losses from legal actions or claims when events exist that make the realization of the losses probable and the losses can be reasonably estimated. We analyze our litigation claims based on currently available information to assess potential liability. We develop our estimates of litigation costs in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results assuming a combination of litigation and settlement strategies. These estimates involve significant judgment based on the facts and circumstances of each case. Our future results could be affected if our estimated loss accruals, if any, are below the actual costs incurred. Any resulting loss could have a material adverse impact on our financial condition and results of operations. As disclosed in Note 17 to our consolidated financial statements included elsewhere in this prospectus, we are involved in litigation involving alleged patent infringement and other matters. No amounts have been accrued for these matters.
Stock-based compensation. We adopted the provisions of SFAS No. 123R, “Share Based Payment,” or SFAS 123R, in the first quarter of 2006. This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and amends SFAS No. 95, “Statement of Cash Flows.” This statement requires us to expense the cost of employee services received in exchange for an award of equity instruments, including stock options. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements with respect to these equity arrangements. As permitted under SFAS 123 for private companies, we have been using the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes. Accordingly, we are applying the provisions of SFAS No. 123R prospectively solely to new awards and to awards modified, repurchased or cancelled subsequent to January 1, 2006. Under the provisions of SFAS 123R, we have estimated the fair value of new stock option grants using the Black-Scholes option-pricing model with assumptions for expected volatility, expected life, risk-free interest rate and dividend yield. Significant changes in these assumptions could materially affect our operating results and financial position. See Note 2 to our unaudited interim financial statements appearing elsewhere in this prospectus.
Prior to January 1, 2006 we accounted for employee stock-based compensation under the intrinsic value method. Under the intrinsic value method, compensation expense is recognized based upon the difference, if any, at the measurement date between the estimated fair market value of the underlying common stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. Certain employee stock options are accounted for as variable stock options due to a repricing in 2001. For these options, a non-cash charge representing the excess of the estimated fair market value of the underlying common stock at the end of each reporting period over the exercise price is recorded as stock-based compensation until the options are fully exercised or forfeited. Determining the fair value of our common stock requires making complex and subjective judgments. In estimating fair value we consider both the value derived by using a discounted future cash flow model as well as actual trading activity in our common stock, if any. Our discounted cash flow model includes significant estimates including future earnings and discount rates. Following this offering, our shares will be publicly traded and the fair market value will be based upon the quoted market price of our common stock.
On April 1, 2005, we granted options to purchase 328,185 shares of our common stock to employees and directors pursuant to the terms of our 2002 Stock Option Plan (257,985 at an exercise price of $3.85 per share and 70,200 at an exercise price of $4.23 per share). We estimated the fair value at date of grant to be approximately $3.85 per share using a discounted cash flow model. We also considered the results of a retrospective valuation by a third-party valuation specialist which were consistent with our previous estimates as of the grant date. Values were estimated using the income approach to estimate the enterprise value at the date of grant. The income approach involves applying appropriate discount rates to estimated cash flows that are based upon forecasts of revenue, expenses and capital expenditures. Significant assumptions included operating income growth based on market conditions and historic trends, discount rates of 18% to 22% reflecting appropriate risks and uncertainties and our cost of capital and discounts for lack of marketability of 35% to 40%, based upon restricted stock studies that consider selling and market restrictions and other factors. From the enterprise value, interest-bearing debt and the liquidation preference of our preferred stock are deducted to determine the fair value of our common equity. Additionally, in June 2005, we completed a voluntary buy back of our common stock for non-employee stockholders owning 11,700 shares or less at a price of $4.27 per share. Approximately 105,300 shares of our common stock were purchased under the buy back, which represented over 64% of the eligible shares. The value of the shares repurchased in connection with this offer and the high level of participation by the population of potential sellers confirmed the reasonableness of our estimated value in April 2005.
Recent accounting pronouncements
In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs,” or SFAS 151, which amends the provisions of Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing,” or ARB 43. SFAS 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under ARB 43, these costs were charged to current period expense only under certain circumstances. SFAS 151 also requires that fixed production overhead be allocated based on normal production capacity. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We adopted SFAS 151 in the first quarter of 2006 with no material impact.
In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS 154. SFAS 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle, and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted the provisions of SFAS 154 in the first quarter of 2006.
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement

No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have not yet determined the impact that the adoption of FIN 48 will have on our future results of operations and financial position.
Seasonality
Our quarterly sales and operating results may vary significantly from quarter to quarter as a result of seasonal variations in demand. Historically, sales are highest during the third quarter as a result of trade shows held by large domestic distributors. First quarter sales are typically the lowest due to the start of new deductible periods under health plans.
Quantitative and qualitative disclosures about market risk
Our Credit Facility is subject to market risk and interest rate changes. The revolving line of credit and two term loans under the Credit Facility bear interest at LIBOR plus 1.7% (7.0% at June 30, 2006). At June 30, 2006, we had a $1.2 million outstanding balance under our revolving line of credit and $2.4 million was outstanding under the two term loans. A 1.0% change in interest rates on the total outstanding balance of $3.6 million at June 30, 2006 would result in an impact to income before income taxes of $36,000 per year.
Certain of our operations are domiciled in Taiwan and the United Kingdom, and we translate the results of operations and financial condition of these operations from their local functional currencies into United States dollars. Therefore, our reported results of operations and financial condition are affected by changes in the exchange rates between these currencies and the United States dollar. Assets and liabilities of foreign operations have been translated from the functional currencies of our foreign operations into United States dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of our foreign operations have been translated into United States dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of these foreign operations into United States dollars are reported as a separate component of stockholders’ equity and are included in comprehensive income (loss). Monetary assets and liabilities denominated in United States dollars held by our foreign operations are re-measured from United States dollars into the functional currency of our foreign operations with the effect reported currently as a component of net income (loss). Currently, we do not hedge our exposure to changes in foreign exchange rates. For the years ended December 31, 2005 and 2004 we estimate that a 5.0% increase or decrease in the relationship of the functional currencies of our foreign operations to the United States dollar would increase or decrease our net income by less than $50,000.

Business
Overview
We are a developer, manufacturer and marketer of blood glucose monitoring systems and disposable supplies for diabetics worldwide. Our blood glucose monitoring systems offer diabetics performance and features that are comparable to or better than our competitors’ products at substantially lower prices. We partner with leading food and drug retailers, mass merchandisers, distributors, mail service providers and third-party payors in the United States and internationally to deliver our products to diabetics. In all of those distribution channels we market our products under our own brands, including the SideKick, TrueTrack Smart System and Prestige IQ, and under a unique co-branded format through which our customers market our products under their brand alongside our brands. Our co-branding strategy creates substantial value for our partners, providing increased customer awareness of their brands that appear on our products. As a result of these benefits, our distribution partners are motivated to invest in the success of our products in their stores and within their distribution channels through promotion and advertising and attractive product placement in retail locations. We also market our products to managed care organizations for inclusion on formularies, which are lists of approved products from which the insured or member and their physicians can choose, and granting of “preferred product” status by health plans. We have demonstrated substantial growth in our business, generating $100.2 million of net sales in 2005, up from $73.7 million in 2003.
Market opportunity
Diabetes
Diabetes is a chronic life-threatening disease for which there is no known cure. The disease is caused by the body’s inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. According to the International Diabetes Federation, more than 194 million people worldwide are estimated to have diabetes. This population is expected to grow significantly with increasing overall life expectancy, worsening diet trends, increasingly sedentary lifestyles and growing incidence of obesity. The World Health Organization, or WHO, estimates that the number of diabetics will reach 370 million worldwide by the year 2030. In the United States, Frost & Sullivan estimates that in 2005 more than 20 million people, or about 7% of the population, had diabetes, and about 14.9 million, or 73% of the total diabetic population, were diagnosed. They expect this figure to grow to 18.3 million, or 77% of the diabetic population, by 2011. According to Frost & Sullivan, the combined worldwide market for blood glucose monitors and test strips was approximately $6.3 billion in 2005 and is expected to grow 8% per annum in North America and 16% per annum outside of North America over the next five years.
Diabetes is typically classified as Type 1 or Type 2. Type 1 diabetes is characterized by near-complete absence of insulin secretion by the body. It is frequently diagnosed during childhood or adolescence. Individuals with Type 1 diabetes require daily insulin injections or insulin pump therapy to survive. Frost & Sullivan estimates that in the United States approximately 8% of diagnosed diabetics were Type 1 in 2005.
Type 2 diabetes, the most common form of the disease, is characterized by insulin resistance (the body’s inability to properly utilize insulin) or defects in insulin secretion (the body’s inability to produce enough insulin). Initially, many patients with Type 2 diabetes attempt to manage their diabetes by improvements in their diets, exercise and oral medications. As their disease advances, they progress to multiple drug therapy, often including insulin. Type 2 diabetes historically has occurred in later adulthood, but its incidence is increasing among the younger population.
Importance of managing diabetes through blood glucose monitoring
The goal of intensive blood glucose management is to achieve near-normal blood glucose levels without risking hypoglycemia (low blood sugar level). The American Diabetes Association, or ADA, recommends that Type 1 diabetics test their glucose levels three or more times per day. The American Academy of Family Physicians recommends that Type 2 diabetics who are insulin dependent test as frequently as Type 1 diabetics. Type 2 diabetics who are not insulin dependent typically test less often. Recent guidelines, including those published by the ADA, suggest more frequent testing for patients with Type 2 diabetes.
Managing diabetes can be frustrating and difficult. A range of factors can make diabetes overwhelming for patients and their families, including time spent managing the disease, swings in blood sugar and their effects on the patient’s feeling of well being and fear of hypoglycemia. Effective diabetes management begins with frequent blood glucose measurements, which enable diabetics to avoid some of the debilitating effects stemming from either hypoglycemia or hyperglycemia (high blood sugar level). Blood sugar levels in diabetics tend to fluctuate from very high levels to very low levels over the course of a day, affected by carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin on the body. These variations in blood glucose levels can be frequent, unpredictable and unsettling, and frequent blood glucose monitoring and management is required to maintain a patient’s health.
For diabetics, the administration of additional insulin, oral medication or ingestion of additional carbohydrates is required throughout the day to maintain blood glucose within normal ranges. A normal range is nearly impossible to maintain for a Type 1 diabetic without multiple daily injections or the use of an insulin pump.
According to a report published in Diabetes Care in 2003, diabetes is the fifth leading cause of death by disease in the United States. Complications related to diabetes include heart disease, nerve damage and limb amputations, loss of kidney function and blindness. Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. Normally, the pancreas controls blood glucose levels by secreting the hormone insulin, which enables the cells to absorb glucose and lower blood glucose levels. When concentrations are too high, patients often administer insulin in an effort to drive blood glucose levels down. Unfortunately, insulin administration can often drive blood glucose levels below the normal range, resulting in hypoglycemia. In cases of severe hypoglycemia, diabetes patients risk acute complications, such as loss of consciousness or death. Due to the drastic nature of acute complications associated with hypoglycemia, many patients are afraid of driving down blood glucose levels. Consequently, patients often remain in a hyperglycemic state, exposing themselves to long-term chronic complications. The total cost for the healthcare system associated with the treatment of diabetes and its complications in 2002 was $132 billion, according to the ADA.
The landmark Diabetes Control and Complications Trial, or DCCT, published in 1993, showed that the onset and progression of eye, kidney and nerve disease in people with Type 1 diabetes can be slowed by intensive therapy to maintain blood glucose levels as close to normal as possible. The DCCT demonstrated that the risk of complications could be reduced by 76% for eye disease, 50% for kidney disease and 60% for nerve disease. Similar studies in the United Kingdom and Japan involving people with Type 2 diabetes support the conclusion of the DCCT study that actively managing blood glucose levels reduces the risk of complications associated with diabetes.

We believe that our blood glucose monitoring solution positions us well to capitalize on the growing diabetes markets and the trends toward more active blood glucose monitoring.
The Home Diagnostics blood glucose monitoring solution
We believe that our blood glucose monitoring solution offers our customers and third-party payors a unique way to provide their diabetic customers with leading blood glucose monitoring technology at affordable prices. The key elements of our solution are:
High-quality products. Our products are comparable to or better than other leading products in the marketplace. Our products offer a wide variety of features that address the particular needs of certain subsets of the diabetic population. For example, the SideKick, our disposable, conveniently sized product, provides a unique blood glucose monitoring alternative for the more active and frequent tester. On the other hand, our TrueTrack Element will feature a large display size and easy-to-handle test strips, making it attractive to diabetic patients who suffer from visual or dexterity limitations, two common complications of diabetes.
Unique distribution model. We market our products under our own brands and in a co-branded format, in partnership with major food and drug retailers, mass merchandisers, distributors and mail service providers. We believe that our co-branded format provides our partners with an attractive opportunity to generate increased customer awareness of their brands that appear on our products. As a result of the added benefits of the co-branded format, we believe our partners have a significant incentive to invest in the success of our products in their stores, within their distribution network and among their members. Our co-branding partners capitalize on these benefits through promotion and advertising and attractive product placement in retail locations. We also focus on marketing the benefits of our systems to third-party payors for inclusion of our products on their formularies on an exclusive or preferred basis. Third-party payors play an important role in influencing which blood glucose monitoring systems many diabetics buy.
Low-cost solution. We market our blood glucose monitoring systems at prices that are substantially lower than those of our principal competitors. For example, in retail pharmacies in the United States, our starter kits are sold at prices ranging from $14.99 to $17.99, and our 50 count vials of test strips at prices ranging from $25.99 to $27.99. This represents a substantial discount to the prices of our principal competitors, who sell their starting kits at prices ranging from $69.99 to $74.99 and their 50 count vials of test strips at prices ranging from $49.99 to $52.99.
We are able to provide our low-cost solution primarily due to our distribution strategy, which allows us to benefit from our partners’ significant marketing investments. We also benefit from our ability to rapidly expand our capacity without incurring significant incremental capital investments other than for the new products we are developing. Our cost structure enables us to provide our distribution partners with a more profitable alternative than that provided by our competitors, and helps us maintain attractive operating margins.
Our strategy
Our objective is to be a leading provider of innovative blood glucose monitoring systems and supplies to retailers, distributors and third-party payors worldwide. We plan to achieve this objective by pursuing the following strategies:
Leverage our technology platform. We believe that the quality of a blood glucose monitoring system is one of the most important factors in a customer’s selection of a system and believe that our success to date has been largely due to the strength of our technology. We intend to leverage our existing intellectual property and research and development to develop new blood glucose monitoring products with best-in-class performance and features which address the specific needs of certain subsets of the diabetic population.
We currently have several new best-in-class products in development that we believe will strengthen our position in the market. The TrueTrack Element will feature ease of use and affordability, which we believe will position it for rapid adoption in the cost-focused segment of the diabetic market. The TrueTrack Resolve will be our first monitoring system to feature our on-strip coding technology, which automatically reads the code from the test strip being used, reducing the potential for inaccurate readings due to mis-coding. We expect the TrueTrack Resolve to be well received by the frequent tester.
Exploit our unique distribution strategy. Our distribution strategy is the first of its kind in the diabetes market and provides our customers with the opportunity to offer technologically advanced blood glucose monitoring systems at lower prices under our brands or in a co-branded format. Because of the attractive profitability and branding opportunity that our products provide, our retailer customers are motivated to allocate shelf space for our products comparable to that allocated to each of our major competitors, reducing our required marketing investments. We have developed co-branding partnerships with most major retailers and distributors in the United States, as well as with important retailers and distributors internationally. We plan to continue demonstrating the value that our products represent for our customers to help us drive continued growth of our business.
Establish ourselves as a preferred provider for third-party payors. While managed care organizations are not our direct customers, they play a very important role in the selection of blood glucose monitoring systems for their members. Our efforts with managed care organizations have focused on demonstrating how our products can provide substantial cost savings within third-party payors’ networks while maintaining the highest quality of patient care. In the past 24 months, we have had significant success in this effort, winning multiple formulary contracts with pharmacy benefits managers, such as Caremark Rx Inc., ProCare Rx Pharmacy Care, LLC, RxAmerica L.L.C., and with important state Medicaid formularies, including California, Florida, Illinois and Missouri. Our market presence and attractive solution have enabled us to obtain exclusive provider status for certain regional health plans, including Molina Healthcare Inc., Total Health Care, Inc. and Great Lakes Health Plan, Inc.
Increase our penetration of international markets. According to Frost & Sullivan, the combined worldwide market for blood glucose monitors and test strips was approximately $6.3 billion in 2005, of which $3.7 billion was in North America, and is expected to grow 8% per annum in North America and 16% per annum outside of North America over the next five years. Currently, international sales represent only 10% of our net sales. We currently market our products internationally through distributors and, in some cases, directly, as in the United Kingdom, where we recently acquired our distributor. Our partners among international distributors and retailers include Farmacias Ahumadas S.A. (FASA) in Latin America, SuperDrug Stores plc in the United Kingdom, DiaCare International Pty Ltd Australia N.S.W. in Australia, and Grace Medical Inc. in China. We believe that international markets represent a substantial growth opportunity for us and we are actively focused on increasing our penetration in these markets.
Our products
We offer blood glucose systems based on both of the following accepted technology platforms: photometric and biosensor. Photometric meter technology measures blood glucose by using membrane technology that employs a glucose oxidase/peroxidase reaction. The magnitude of the color change produced from this reaction is proportional to the amount of glucose in the blood. The meter reads the amount of color produced by optical sensor means and displays the corresponding result. The biosensor meter technology measures glucose by using an amperometry method employing a glucose oxidase reaction. The glucose in the sample reacts with chemicals and produces a proportional electrical current. The meter measures the electrical current and calculates the amount of glucose and displays the result.
Our systems include proprietary monitors and test strips. Each system has its own test strips, which are used exclusively with our own blood glucose monitors. Each lot of test strips is uniquely formulated so that the chemical reaction of the blood sample can be converted into a blood glucose measurement by the meter. In order to match the test strip’s specific characteristics with the meter, a code is assigned that conveys the test strip lot calibration information to the meter. Codes are generally in the form of either a button code system or a code chip system. Under a button code system, the user enters the applicable code number, printed on the test strip vial, to calibrate the meter. In a code chip system, each vial of test strips has a unique code chip included with the vial of test strips, which is inserted into the meter to calibrate the meter. Both methods require the user to remember to code the meter for each new vial of test strips. Some of our competitors’ systems have built-in discs or drums that dispense test strips automatically coded to the meter. The meter of our disposable SideKick system is pre-calibrated to the test strips included with the system, thus eliminating the need for the user to code the meter. Eliminating the coding step also simplifies patient education and training by removing the need for the user to remember to perform the coding procedure.
We believe our monitors demonstrate best-in-class performance specifications, including:

•	small sample size of between less than 1.0 and 4.0 microliters;
•	rapid result processing speeds from under 10 to 50 seconds;
•	significant test memory of between 50 and 365 tests;
•	alternate testing site functionality (on the forearm); and
•	data management and communications capabilities.
Our biosensor products also feature a unique four electrode system that both measures the glucose content in blood and indicates when enough blood has been drawn to complete the test.
The following table describes the key features of our current product portfolio.

		TrueTrack	TrackEASE
	SideKick	Smart System	Smart System	Prestige IQ

Description	All-in-one, disposable blood glucose monitoring system	High-quality technology and best-in- class features	High-quality technology with basic data management features	Large and easy-to-read display with test strips that are wide and easy to handle

Technology	Biosensor	Biosensor	Biosensor	Photometric

Test strips
Enzyme	Glucose Oxidase	Glucose Oxidase	Glucose Oxidase	Glucose Oxidase
Sample size requirement	1 microliter	1 microliter	1 microliter	4 microliters
Alternate site testing	Yes	Yes	Yes	No

Sample fill detection	Yes	Yes	Yes	No

Set up & coding
Unit options	mg/dL	mg/dL and mmol/L	mg/dL and mmol/L	mg/dL and mmol/L
Date & time	No	Yes	Yes	Yes
Coding	Automatic	Code chip	Code chip	Button

		TrueTrack	TrackEASE
	SideKick	Smart System	Smart System	Prestige IQ

Data management
Test speed	Less than 10 seconds	10 seconds	10 seconds	10-50 seconds
Memory	50 tests	365 tests	200 tests	365 tests
Test averaging	No	14 & 30 day	No	14 & 30 day
Data communications	No	Yes	No	Yes

Blood glucose monitoring systems
SideKick. Launched in August 2005, the SideKick is our all-in-one, disposable blood glucose monitoring system that combines a vial of 50 test strips with the world’s smallest blood glucose monitor. The unique design of the SideKick features the monitor built into the flip-top cap of the strip vial. Its microchip was developed exclusively for us by Texas Instruments. The system is portable and conveniently sized, and can be discarded when the last test strip is used. The SideKick is pre-coded and requires no user coding procedure, uses 1.0 microliters of blood, and can be used on an alternate testing site. Our SideKick capillary action test strips feature a novel chemical formulation that provides accurate test results in less than 10 seconds. A fill detection sensor lets the user know when enough blood has been drawn.
TrueTrack Smart System. The TrueTrack Smart System, which was introduced in July 2003, offers one of the largest memory systems on the market, able to store 365 test results. It also has Internet uploading capability, a large and easy-to-read display and easy-to-handle capillary action test strips. An audible fill detection sensor lets the user know when enough blood has been drawn. Test results are provided in ten seconds, which compares favorably with other leading monitors on the market, which average 10 – 20 seconds or more. It requires only a 1.0 microliter blood sample size and can be used on an alternate testing site. The combination of these features makes the TrueTrack Smart System ideal for a more frequent tester with an active lifestyle.
TrackEASE Smart System. Our easy-to-use TrackEASE Smart System, which was introduced in January 2004, features a capillary action test strip that quickly and easily draws a small, 1.0 microliter blood sample. An audible fill detection sensor lets the user know when enough blood has been drawn. The TrackEASE Smart System offers the user the same performance as our TrueTrack Smart System, but features a more basic set of data management capabilities. It can be used on an alternate test site and has a very short response time of ten seconds. The TrackEASE Smart System is suited for the frequent tester who desires simplicity and ease of use.
Prestige IQ. Our Prestige IQ, which was introduced in June 2001, offers a large and easy-to-read display with test strips that are wide and easy to handle. Given its features, the Prestige IQ is ideal for patients with dexterity or visual limitations, two of the most common side effects associated with diabetes. The test strip requires a 4.0 microliter blood sample size. The Prestige IQ offers a 365 test memory and Internet uploading capabilities.
Other products
In addition to our blood glucose monitoring systems, we offer several monitoring accessories designed to make the management of diabetes easier, including:
Disease management software. In partnership with a third-party, internet-based software company, we offer our customers software that allows diabetics to better manage their disease. Using this software, diabetics can record the results of their blood glucose tests and use tools to help identify ways in which they can better manage consistent blood glucose levels through changes in diet, exercise and insulin injections. With this web-based format, users can upload their test results to the Internet, providing the diabetic with an effective way to manage their disease in conjunction with their physician or disease management service provider.
Gentle Draw lancing device. This device enables diabetics to obtain a blood sample for a blood glucose test. It features five depth settings to ensure optimum skin penetration. It is lightweight, portable and easy to use and features quick lancet insertion and disposal. We market this product through our distribution partners in a co-branded format.
Single-use sterile lancet. Our sterile lancet fits most lancing devices and is easy to use. Its lancet cap provides safe disposal after use and its performance is comparable to that of repeat usage lancets. We market this product through our partners in a co-branded format.
Disposable ketone urinary test strips. Our disposable urinary test strips are used to test ketone levels in a diabetic patient’s urine. Diabetics monitor ketone levels because high ketone measurements can lead to a complication called ketaocidosis, which can result in coma. We began developing the ketone disposable urinary test strip in late 2003 and began shipping the product commercially in May 2004. We sell ketone test strips in 50 or 100 strip count packages. The test features a 15 second test time, which we believe positions the product as a category leader.
Sales and marketing
We market our products in the United States using a direct sales force that works with retail pharmacies, domestic distributors, mail service providers and managed care organizations in a collaborative effort to deliver our products to the diabetic end-user. As of July 31, 2006, our sales team comprised 56 persons, including 12 National and Corporate Account Managers, 22 Divisional and Regional Account Managers, six Managed Care Account Managers and eight full-time diabetes educators, or Clinical Support Specialists, who are located throughout the country and provide our customers with ongoing clinical support for our products. We believe we have been able to assemble a sales and marketing team with significant experience in the blood glucose monitoring market due to the quality of our products and the strength of our distribution strategy and have seen very little attrition over the past three years.
In addition to our direct sales efforts, we have been able to leverage the sales forces of our domestic distributor customers. Through our top three distributor customers (AmerisourceBergen Corporation, Cardinal Health Inc. and McKesson Corporation), we estimate that we gain access to approximately 1,600 sales people in the United States, who promote our products to food and drug retailers and mass merchandisers.
We have a five-person marketing team that works directly with our customers to promote our products through marketing programs, such as product planning, market research, in-store promotion and advertising. Additionally, we have developed software that enables retailers to analyze their business and quantify the increased profit they generate by selling our product versus those of our competitors. We have found that such sales tools provide significant validation for our products among our customers.
Internationally, we sell our products primarily through distributors located in Latin America, Europe, Australia and Asia. We sell our products in these markets under our brands and under our co-branded format. Over the past two years, we have added multiple new international co-branding partnerships, including FASA in Latin America, SuperDrug Stores in the United Kingdom, Grace Medical in China and DiaCare in Australia. In May 2005 we acquired DiagnoSys Medical Limited, our United Kingdom distributor, to expand our direct sales presence in the European market. We believe that the international markets represent a significant opportunity for us and are focused on expanding our co-branding and distribution relationships to capitalize on this opportunity.

Distribution strategy
We market our products using a unique distribution strategy focused on four primary distribution channels: retail pharmacies, domestic distributors, mail service providers and international markets. We estimate that food and drug retailers, mass merchandisers, distributors and mail service providers sell approximately 90% of the blood glucose monitoring systems and supplies in the United States today. We believe our success in the retail pharmacy channel has been largely due to the quality of our products and our focus on the economic and branding benefits that our solution provides for retailers. Our unique co-branding strategy generates substantial value for our partners by generating increased customer awareness of their brands that appear alongside our brand on our products. As a result of these benefits, our distribution partners have the incentive to invest in the success of our products in their stores, within their distribution networks and among their members through promotion and advertising, attractive product placement in retail locations, inclusion on formularies and granting of “preferred product” status by health plans.
We have secured distribution partnerships with most of the leading drug store chains, retail supermarkets, mass merchandisers and drug distributors in the United States. We believe that our distribution strategy has created a significant competitive advantage for us and would be difficult for our competitors to replicate, given their significant overhead and dependence on marketing and brand promotion for success.
We enter into agreements with certain of our customers from time to time addressing terms of sale, volume discounts, minimum requirements for maintaining exclusivity and the like. However, we do not rely on written agreements to any significant extent, but rather on our relationships with our customers. Most of our sales are made pursuant to purchase orders, and we do not have any agreements that require customers to purchase any minimum amount of our products. In July 2003, we entered into an agreement with McKesson that provides for its Medical Surgical division to be the exclusive distributor of our TrueTrack Smart System for the long-term care market, so long as certain minimum purchase thresholds were met. Although the agreement, which was recently renewed for another three-year term, does not require McKesson to purchase any minimum amount of our products, other than to maintain exclusivity, over one half of our sales to McKesson in 2005 were pursuant to the agreement.
Retail pharmacies
Retail pharmacies are the largest sales channel for the blood glucose monitoring market. We currently sell our products in most retail pharmacy chains in the United States. In 2005, we generated $20.5 million of net sales through direct sales to the leading retail pharmacies, in which we sell our products under own brands and in the co-branded format. Retailers are very receptive to the value our products provide, given the significant margin pressure that they generally receive from their large customers, including our competitors, and the limited opportunities they have to build brand affiliations with their customers. Some of our leading retail pharmacy customers in the United States include Walgreen Co., CVS Corporation and Brooks Eckerd Pharmacy, all of which sell our products in the co-branded formats.
Our products are on average more profitable for the retailer and less expensive to the consumer, and are comparable to or better than the products of our competitors. This encourages retailers to allocate more shelf space for our products. Additionally, in our co-branding relationship, our retail partner pays for or subsidizes the cost of the promotional advertisements for our products, which we believe benefits us and the retailer and builds awareness of our products with the retailer’s diabetic customers.

Domestic distributors
Our domestic distributor customers include drug and medical supply wholesalers which sell products to food and drug retailers, long-term, acute and primary care facilities, and correctional facilities. In 2005, we generated $53.3 million of net sales through direct sales to domestic distributors. To date, we have established relationships with national medical products distributors, including AmerisourceBergen, Cardinal Health, McKesson (including its McKesson Medical Surgical division, which services the long-term care market) and Invacare Corporation, and with regional distributors such as Morris & Dickson Co., LLC and Kinray, Inc. Through our domestic distributors, we sell our products in leading supermarkets and mass merchandisers, including Safeway Inc., Winn-Dixie Stores, Inc. and Kmart, a subsidiary of Sears Holding Corporation.
This channel is important for the distribution of our products to all sizes of pharmacies, including the small to mid-tier chains. Our distributor partners also provide us with reach into the more than 17,000 independent pharmacies in the United States, which our direct retail pharmacy strategy would not otherwise access. Additionally, through our relationship with certain distributors, such as McKesson Medical Surgical, we have access to acute, primary and long-term care facilities in the United States, which we also believe represent a large market opportunity.
Through our relationships with domestic distributors, we are able to leverage their significant market reach without having to invest significantly in building a sales force. For example, McKesson, the leading domestic distributor, currently has a direct sales force of more than 1,000 people focused on retail pharmacies and acute, primary and long-term care centers. We believe our access to these markets through our distributor partners provides us with a competitive advantage in the blood glucose monitoring market.
We believe that the strength of our relationships with our national distribution partners is apparent by the ongoing honors awarded to us by these partners including:

Company	Award	Year

Cardinal Health	Trade Representative of the Year – Diabetics Care and Supplier Quality Award	2005
Cardinal Health	Customer Choice Award	2005
Cardinal Health	Distribution Private Label Category Representative of the Year	2004 and 2002
Cardinal Health	Outstanding Performance	2003
Mckesson	Brand Supplier of the Year	2005
Mckesson	Private Supplier of the Year	2002
Invacare	Tenth Man Award	2005

Mail service
Our mail service customers include contract mail service providers and home care agencies providing comprehensive disease management services. In 2005, we generated $16.2 million of net sales from our mail service customers. The target population of the mail service channel has historically been Medicare participants. We offer our mail service partners the same combination of our branded products and the co-branding formats that we offer our major retail and distributor partners. We currently sell our products through mail service organizations and home care organizations, which supply their customers and patients directly at home, such as CCS Medical, Liberty Medical Supply Inc., Lincare Holdings Inc. and Apria Healthcare Group Inc.

We believe that, relative to our competitors, our products represent an attractive opportunity for mail service providers to generate a higher profit, and a unique opportunity to further develop their brand with their diabetic customers through the advantages of our co-branding partnerships.
International
We primarily market our products in international markets through regional distributors, who sell products to regional pharmacies and food mass retailers in their local markets. In the United Kingdom, where we recently acquired our distributor, we market our products directly to retailers. In 2005, we generated $10.2 million of net sales internationally. Some of our distribution partners in the international markets include FASA in Latin America, SuperDrug Stores in the United Kingdom, MEDA AB in Scandinavia, STADA Arzneimittel AG in Germany, Grace Medical in China and DiaCare in Australia.
Through our partnerships with international distributors, we are able to leverage their market reach without having to invest significantly in an international sales force.
Managed care strategy
Managed care is a very important component of the diabetes management market. Because of the significant impact that managed care organizations can have on the selection of blood glucose monitoring systems, it is crucial that a company competing in this market achieve significant penetration with these third-party payors. To accomplish this penetration, a company must provide managed care organizations, Medicaid or Medicare with a blood glucose monitoring system that is comparable to or better than the leading systems and that is cost effective for the insurer. However, quality and cost alone are not sufficient for formulary inclusion by a managed care plan. Given the large memberships of many managed care organizations, they also limit formulary inclusion to those companies and products that have a substantial market presence, to ensure adequate availability of products for their members. Until we achieved broad penetration with the TrueTrack Smart System, we had limited participation in this segment.
Based on the affordability of our products and the strength of our technology, we have been able to generate substantial success with managed care organizations, including Medicaid and Medicare. The combination of our continuously increasing points of distribution and our high-quality, low-cost product portfolio has enabled us to win formulary contracts with multiple pharmacy benefit managers, including Caremark Rx, MedImpact Healthcare Systems, Inc., ProCare Rx Pharmacy Care and RxAmerica L.L.C. Our successes and growing recognition have been rewarded further with exclusive provider status for certain regional health plans, including Molina, Total Health and Great Lakes Health Plan. We have also begun to access Medicaid formulary contracts in several states, including California, Florida, Illinois and Missouri. We plan to continue pursuing such opportunities and believe that our growing installation base will help us to be successful within this marketplace.
Another growth opportunity that we are beginning to successfully penetrate is participation in 340B Programs, which enable qualified entities serving low income and uninsured populations to benefit from group purchasing discounts. We and Bayer Corp. have been named as the two diabetes supply vendors of the Prime Vendor Program (PVP) under Section 340B of the Veterans Health Care Act of 1992. Our contract runs through 2009 and has allowed us to achieve success with some of the largest 340B participating entities, including Jacksonville Memorial Hospital, UNC Hospitals (University of North Carolina), Denver Health and Hospital Authority and The University of Utah. We believe that this market represents a significant opportunity for us in the future and are continuing to focus on establishing ourselves as a diabetes supply vendor in such programs.

Research and development
As of July 31, 2006, our research and development team comprised 56 scientists, engineers and associates dedicated to designing, manufacturing, engineering, and assessing the quality of promising new technologies. The team includes 12 employees with advanced degrees, of whom seven hold Ph.D.s. Our research and development team is working to develop new technologies that we believe will broaden our product portfolio or target new markets that we are not currently addressing, enhance our current products and extend our technology into applications outside of diabetes.
In addition to our extensive focus on improving our blood glucose monitoring product portfolio through research and development of new technologies and broadening our diagnostic test presence into new areas, we are also focused on developing new ways to improve our manufacturing processes and technologies. To date, our manufacturing process research and development team has developed advanced systems for high throughput, precision manufacturing processes that significantly lower our cost per unit. These processes further support our strategy of helping diabetics better manage their healthcare cost by providing high-quality, high-performance diagnostic products at affordable prices.
Some of our current research and development programs include:
TrueTrack Element. TrueTrack Element is a comparatively low-cost system that will feature ease of use for the customer. It requires a small, 1.0 microliter blood sample and yields test results in less than 10 seconds. It will feature a 50 test memory, but will not feature data management capabilities of uploading or wireless communication. We plan to market the TrueTrack Element to cost-focused customers.
TrueTrack Resolve. TrueTrack Resolve is a system that will offer state-of-the-art performance and features. The meter automatically reads the code from the test strip being used, which reduces the potential for inaccurate readings due to mis-coding. It requires a 0.5 microliter blood sample and yields test results in five seconds. It also includes data management capabilities that will serve the needs of a broad patient population. We expect that the TrueTrack Resolve will be well received by the frequent tester who demands the ultimate in advanced performance.
Strip coding technology. One of the challenges for blood glucose testers is the calibration of test strips to the blood glucose monitor being used. Calibration is required to ensure that the monitor provides an accurate reading, but can be time consuming and cumbersome for patients with limited dexterity. We are developing our patented on-strip coding technology to provide the maximum user convenience and testing accuracy. To date, we have generated substantial clinical and quality assurance data for prototypes of this product. We plan to introduce this product as a new feature in our next generation systems and believe that this technology will become the platform for all of our future systems. Given the impact that this technology can have on the quality of blood glucose monitoring conducted by diabetes patients, we believe that our customers will be very receptive to the product.
Wireless connectivity enhancements. We believe our future product line of ultra-compact, disposable blood glucose monitoring systems will re-define how and where diabetics test their blood glucose. We are developing these systems to feature wireless connectivity technology that can seamlessly integrate and communicate with other devices, such as insulin pumps, cell phones, PDAs or printers. We expect that we will be able to introduce these features for certain of our next generation products.

Intellectual property
We rely on a combination of intellectual property laws, nondisclosure agreements and other measures to protect our proprietary rights. Currently, we have 23 issued United States patents, of which six are United States design patents. We also have 28 issued foreign patents, bringing our total number of issued patents world-wide to 51. In furtherance of our overall global intellectual property strategy, we have more than 60 patent applications currently on file and we expect to file at least another 12 applications before the end of 2006. We filed these patent applications in the United States and 13 other countries in Europe, Asia and Australia. Our issued patents expire between 2012 and 2025.
Our patents and patent applications seek to protect new technologies developed by us in the blood glucose monitoring industry and a number of novel inventions that will be implemented in our next generation products. These new core technologies include novel methods of fabricating biosensors (or test strips), new chemistry formulations and biosensor materials for superior testing accuracy, and the incorporation of wireless connectivity technologies to interface blood glucose monitors with other common electronic devices, such as computers, personal handheld devices and cellular telephones.
Our issued patents and patent applications are directed to, among other things:

•	overall designs of the meters and test strips, including potential variations; and

•	manufacturing processes for the development of the Prestige IQ, TrueTrack Smart System, TrackEASE Smart System and SideKick systems.
We also register trademarks for each of our products. Currently, we have 42 registered trademarks in the United States, Canada, Europe and South America. We also have more than 40 pending trademark applications currently on file.
Manufacturing facilities and capacities
We have two manufacturing facilities, located in Fort Lauderdale, Florida, and Hsinchu City, Taiwan. Our facilities contain leading strip and meter manufacturing and packaging equipment. We have verified and validated our manufacturing processes, as required by the FDA’s Quality System Regulation, and maintain rigorous quality controls.
We do labeling, final assembly, quality control testing and shipment of our blood glucose monitors in our Fort Lauderdale facility, and assemble our monitors in our Taiwan facility. We have sufficient capacity to meet our current manufacturing needs and, if required, our capacity can be rapidly expanded by sub-contracting assembly, with quality control at our facility in Taiwan.
We manufacture, test and package our blood glucose and ketone test strips at our facility in Fort Lauderdale. We have developed a manufacturing process for the test strips that we believe is efficient, cost effective and scalable to meet higher volumes. The test strips are composed of chemicals, conductive inks, adhesive and printed polyester similar to the material used in credit cards. Our Fort Lauderdale facilities have sufficient manufacturing capacity for all of our current test strip products.
Competition
The market for blood glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions. Our competitors include Bayer Corp., Becton Dickinson Corp., LifeScan Inc., a division of Johnson & Johnson, the MediSense Inc. and TheraSense Inc. divisions of Abbott Laboratories, and Roche Ltd. These competitors’

products, like ours, use a meter and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm.
In addition, other companies are developing or marketing continuous blood glucose testing devices and technologies that could compete with our devices. To date, the FDA has approved five continuous monitors or sensors: one by DexCom, Inc., three by Medtronic Corp. and one by Cygnus Corp., which ceased operations and sold its remaining assets to Animas Corp., a subsidiary of Johnson & Johnson. The Medtronic CGMS System Gold, the Medtronic Guardian System and the Cygnus GlucoWatch all have been approved for limited indications. Neither the Medtronic CGMS System Gold nor the Medtronic Guardian System provide real-time blood glucose measurements, but rather, in the case of the CGMS System, store values for later retrieval by a healthcare professional, or, in the case of the Guardian System, notify the patient when it detects dangerously high or low levels of blood glucose. Medtronic received FDA approval for its MiniMed Paradigm REAL-Time Insulin Pump and Continuous Glucose Monitoring System in April 2006. The Medtronic Paradigm System measures glucose levels via an implantable sensor and transmits the data to an insulin pump every five minutes, for a period of up to three days. However, patients must still perform a confirmatory test with finger-stick measurements prior to every insulin injection. DexCom received FDA approval in March 2006 for adjunctive use of its STS Continuous Glucose Monitoring System, or STS, which also provides continuous real-time blood glucose measurements for a period of up to three days. The system includes a small implantable sensor that continuously measures glucose levels in subcutaneous tissue and a small external receiver to which the sensor transmits glucose levels at specified intervals. Diabetic patients using the DexCom STS are still required to calibrate the STS with finger-stick measurements twice per day to ensure reliable operation. Additionally, DexCom is developing a long-term system, which will provide continuous real-time blood glucose measurements for a period of up to one year. Others are also developing technology for long-term continuous glucose monitoring, including Abbott and Medtronic, but progress is difficult to assess. Although the introduction of these continuous blood glucose testing devices could adversely affect our business, no device has yet been approved or, to our knowledge, developed as a replacement to the finger-stick testing method.
Within the last few years there have been a series of low-cost blood glucose monitoring systems introduced into the United States market, such as GlucoCheck, Easy Gluco, EZSmart, Senova, Control and GlucoLeader. Most of these systems are manufactured by companies based in Asia that have United States distribution partners. These manufacturers offer low-cost alternatives that are being marketed primarily within the mail service, long-term care and durable medical equipment distribution channels.
Government regulation and environmental matters
Our products are medical devices subject to extensive and ongoing regulation by the FDA and other regulatory bodies. FDA regulations govern product design and development, product testing, product manufacturing, product labeling, product storage, premarket clearance or approval, advertising and promotion, product sales and distribution, and complaint handling, including providing reports to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.
FDA’s premarket clearance and approval requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the United States may require a 510(k) clearance from the FDA. We have obtained 510(k) clearance for each of our blood glucose monitoring systems.

•	510(k) clearance. To obtain 510(k) clearance for any of our products (or for certain modifications to devices that have received 510(k) clearance), we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device. The FDA’s 510(k) clearance pathway usually takes from three to six months from the date the application is completed, but can take significantly longer. The Medical Device User Fee and Modernization Act (MDUFMA) provides a non-binding performance goal for 510(k) review by the FDA of 75 days, unless additional information is requested, and 90 days for final decisions.

•	PMA. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in class III, requiring a premarket approval, or PMA. We have never been required to obtain a PMA for any of our products, and do not expect to be required to obtain a PMA for any of our products currently under development. A PMA application must be supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling, to demonstrate the safety and effectiveness of the device to the FDA’s satisfaction. After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. The MDUFMA provides a non-binding performance goal for PMA review by the FDA of 180 days in exchange for a designated application fee paid by the sponsor that may be several hundred thousand dollars.

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	Quality System Regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions and civil penalties;
•	recall or seizure of our products;
•	operating restrictions, partial suspension or total shutdown of production;
•	refusing requests for 510(k) clearance or premarket approval of new products;
•	withdrawing 510(k) clearance or premarket approvals that are already granted; and
•	criminal prosecution.
We are subject to announced and unannounced inspections by the FDA, which may include the manufacturing facilities of our subcontractors. Currently, because we are in good standing with the FDA, we are permitted to participate in the FDA’s third-party inspection program, under which we schedule an accredited third party to conduct an FDA Quality System Inspection on behalf of the FDA.
International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada, and various other industrialized countries.
The primary regulator in Europe is the European Union, which consists presently of 25 countries encompassing most of the major countries in Europe. Other countries, such as

Switzerland and Norway, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the region. In many international markets, commercialization requires both regulatory approval and reimbursement approval. While regulatory approval may be obtained for a country or group of countries, reimbursement approval may be required at the state, county or local level. Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.
Fee-splitting; Corporate practice of medicine. The laws of many states in which we maintain operations prohibit unlicensed persons or business entities, including corporations, from employing physicians and other healthcare professionals or engaging in certain financial arrangements, such as splitting professional fees with non-physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Possible sanctions for violations of these restrictions include loss of a licensure, civil and criminal penalties and rescission of business arrangements that may violate these restrictions. We exercise care to structure our arrangements with healthcare providers to comply with the relevant state laws and believe our current arrangements comply with applicable laws. Government officials charged with responsibility for enforcing these laws may assert that we, or transactions in which we are involved, are in violation of such laws. Furthermore, such laws ultimately may be interpreted by the courts in a manner inconsistent with our interpretations.
Federal anti-kickback and self-referral laws. The Federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation, or receipt of any form of remuneration in return for, or to induce:

•	the referral of a person;

•	the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs; or

•	the purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable under Medicare, Medicaid, or other governmental programs.
Noncompliance with the federal anti-kickback legislation can result in exclusion from Medicare, Medicaid, or other governmental programs, restrictions on our ability to operate in certain jurisdictions, as well as civil and criminal penalties, any of which could have an adverse effect on our business and results of operations.
Federal False Claims Act. The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are conforming to this law.
Civil Monetary Penalties Law. The Federal Civil Monetary Penalties Law prohibits the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs. We believe that our arrangements comply with the requirements of the Federal Civil Monetary Penalties Law.
State fraud and abuse provisions. Many states have also adopted some form of anti-kickback and anti-referral laws and false claims act. We believe that we are conforming to such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.
Third-party reimbursement
In the United States, our products are generally purchased directly by patients from food and drug retailers, mass merchandisers, distributors, mail service providers and, in some cases, military hospitals or managed care organizations. Under the Medicaid program, states generally reimburse for approved procedures on a reasonable cost or fee schedule basis. Currently, some states reimburse our products under the Medicaid program.
Health and safety matters
Our facilities and operations are also governed by laws and regulations, including the federal Occupational Safety and Health Act, or OSHA, relating to worker health and workplace safety. As an example, the Occupational Safety and Health Administration has issued the Hazard Communication Standard, or HCS, requiring employers to identify the chemical hazards at their facilities and to educate employees about these hazards. HCS applies to all private-sector employers, including the medical device industry. HCS requires that employers assess their chemical hazards, obtain and maintain written descriptions of these hazards, develop a hazard communication program and train employees to work safely with the chemicals on site. Failure to comply with the requirements of the standard may result in administrative, civil and criminal penalties. We believe that appropriate precautions are taken to protect employees and others from harmful exposure to materials handled and managed at our facilities and that we operate in substantial compliance with all OSHA regulations.
Employees
As of July 31, 2006, we employed 491 people worldwide, of which approximately 234 were engaged in manufacturing, 56 in research and development, 103 in sales, marketing and distribution and 98 in general and administrative activities. We believe that our relationships with our employees are good. None of our employment arrangements are subject to collective bargaining arrangements.
Operating hazards and insurance
We maintain property, product and general liability, workers compensation and other commercial insurance policies with third-party insurance companies, subject to deductibles, exclusions and other restrictions, in accordance with standard insurance practice. We believe our insurance coverage is adequate based on our experience and the nature of our business.

Legal proceedings
We are involved in litigation from time to time in the ordinary course of our business. Except for the litigation described below, we do not believe that any litigation in which we are currently involved, individually or in the aggregate, is material to our financial condition or results of operations.
In February 2004, Roche Diagnostics Corporation filed suit against us and three other co-defendants in federal court in Indiana. The three co-defendants settled with Roche in January 2006. The suit alleges that HDI’s TrueTrack Smart System infringes claims in two Roche patents. These patents are related to Roche’s electrochemical biosensors and the methods they use to measure glucose levels in a blood sample. On June 20, 2005, the Court ruled that one of the Roche patents was procured by inequitable conduct before the Patent Office and is unenforceable. That ruling is subject to appeal by Roche after the disposition of the entire case. The case continues with respect to the remaining patent. Recently, Roche amended its complaint to include our TrackEASE Smart System. Roche is seeking damages including its lost profits or a reasonable royalty, or both, and a permanent injunction against the accused products. Roche also alleges willful infringement, which, if proven, could result in an award of up to three times its actual damages, as well as its legal fees and expenses. We believe that we have meritorious defenses to Roche’s claims, and will vigorously defend ourselves against those claims. However, we cannot predict the ultimate outcome of this case.
In 2001, Leonard Brandt filed a lawsuit against us, MIT Development Corp., or MIT, George H. Holley and the Estate of Robert Salem, which was transferred to the federal District Court in Connecticut in 2003. Mr. Brandt claims that he was engaged in 1994 to provide financial consulting services for MIT, Mr. Holley and Mr. Salem. Mr. Brandt claims he was to receive at least $1,000 per month for consulting services plus 10% of the increase in the value of the assets of MIT, Holley or Robert Salem resulting from cash or other assets received from HDI in connection with any transaction with HDI. There is no written agreement, and the parties do not agree about whether there was an incentive fee agreement and, if there was, what its terms were. In November 1999, HDI acquired MIT from Messrs. Holley and Salem. Mr. Brandt claims he is entitled to approximately $11 million, including 10% of the consideration received by Messrs. Holley and Salem for MIT, 10% of the value of certain other payments by HDI to Messrs. Holley and Salem, approximately $100,000 for alleged unpaid monthly consulting fees and interest on those amounts. We believe that we have meritorious defenses to Mr. Brandt’s claims, and will vigorously defend ourselves against those claims. However, we cannot predict the ultimate outcome of this case.

Management
Directors and executive officers
The following table sets forth information regarding our directors and executive officers:

Name	Age	Position with the Company

J. Richard Damron, Jr.	57	President and Chief Executive Officer and Director
Jon M. Schneider	59	Senior Vice President, Operations
Ronald L. Rubin	40	Chief Financial Officer and Secretary
Christopher J. Avery	43	Managing Director, DiagnoSys Medical
Lynne M. Brown	43	Director, Sales, Latin America
Gregg A. Johnson	46	Vice President, Consumer Healthcare
T. Gary Neel	43	Vice President, Research and Development
Stuart M. Paul	47	Senior Vice President, Global Sales and Marketing
Robert Tsao	49	Managing Director, Applied Sciences Corporation
George H. Holley	66	Chairman of the Board
Donald P. Parson	65	Vice Chairman of the Board
G. Douglas Lindgren	62	Director
Richard A. Upton	42	Director

J. Richard Damron, Jr. has served as our President and Chief Executive Officer and as a director of HDI since February 2001. Mr. Damron served as a consultant to HDI from August 2000 to February 2001. Mr. Damron has been employed in the medical products industry since 1980, in both operational and financial roles. Prior to joining HDI, Mr. Damron was Senior Vice President and Chief Financial Officer of Apollo Eye Group, Inc. He previously served as Senior Vice President, Mergers and Acquisitions and Chief Financial Officer of Chiron Vision Corp, was a partner in the investment firm of Tullis Cook & Co., and was the Executive Vice President of Operations at Cooper Vision Cilco. Mr. Damron holds a Bachelor of Business Administration in Accounting from Marshall University.
Jon M. Schneider has served as our Senior Vice President, Operations since 1998. He came to HDI in 1992. He has been active in the medical products industry since 1973, holding management positions at Baxter International and American Hospital Supply Corporation. Mr. Schneider has worked in various fields within the industry, including manufacturing, distribution, customer service, and materials management. Mr. Schneider graduated from the University of Miami with a Bachelor of Business Administration in Finance/Political Science and has done postgraduate work at the University of Pennsylvania.
Ronald L. Rubin has served as our Chief Financial Officer and Secretary since November 2005. Prior to joining HDI, Mr. Rubin held the position of Executive Vice President and Chief Financial Officer for Waste Services, Inc., a solid waste services company operating in the United States and Canada, from September 2003 to May 2005. Prior to that, Mr. Rubin served as Chief Accounting Officer and Controller for Paxson Communications Corporation, from February 2001 to August 2003, and in various capacities for AutoNation Inc., a Fortune 100 company, from

March 1996 to February 2001, most recently as Vice President, Controller. Mr. Rubin earned a Bachelor of Science in Accounting from American University and a Master of Science in Taxation from Florida International University. Mr. Rubin is a Certified Public Accountant.
Christopher J. Avery has served as Managing Director of DiagnoSys Medical Limited, a wholly owned subsidiary of HDI, since its acquisition by HDI in May 2005, and prior to that served as its General Manager from January 2000 to May 2005. Prior to joining DiagnoSys Medical, Mr. Avery worked for LifeScan UK, a Johnson & Johnson Company, in sales and sales management, and as the Government and Professional Relations Manager. He also held multiple positions at Hypoguard, including Project Manager, where he led the test strip team and developed multiple products and manufacturing processes. Mr. Avery holds a Certificate in Business Administration from Southampton University Management School and a High National Diploma in Mechanical Engineering from Suffolk College of Higher and Further Education.
Lynne M. Brown has served as our Director, Sales, Latin America since June 2006. From 2001 to May 2006, she served as Director, U.S. Sales. Ms. Brown joined HDI in January 1990, as a Territory Account Manager. Prior to joining HDI, Ms. Brown was a National Account Manager for Moore Medical Corporation, procuring medical supplies for corporations and institutions including Phillip Morris, Purdue University and AT&T. Ms. Brown graduated from Quinnipiac College with a Bachelor of Science in Animal Sciences.
Gregg A. Johnson has served as our Vice President, Consumer Healthcare since 2001. Mr. Johnson joined HDI in October 1999. Prior to joining HDI, Mr. Johnson held the positions of Manager of National Accounts at Becton Dickinson Corp. Consumer Healthcare and Regional Sales Manager at Roche Diagnostics Corporation, Patient Care Systems Division. Mr. Johnson earned a Master of Management from Northwestern University’s Kellogg School of Management and a Bachelor of Science from Illinois State University.
T. Gary Neel has served as our Vice President, Research and Development since June 2006. From September 2000 to June 2006, he served as the Director, Engineering— Research and Development. Mr. Neel came to HDI from Boehringer Mannheim Diagnostic Corporation, which was acquired by Roche Diagnostics, where he worked for 14 years. Mr. Neel has studied Laser Electro-Optics and Electrical Engineering at Purdue University, University of Houston and Texas State Technical College.
Stuart M. Paul has served as our Senior Vice President, Global Sales and Marketing since April 2006, when he joined HDI. From 2003 until he joined HDI, Mr. Paul served as Managing Director of Janmed Development Corp., a consultant in the pharmaceutical and medical care fields and a distributor of medical care products. From 1998 to 2003, he served first as Vice President then as Senior Vice President, Global Sales and Marketing of Underwriters Laboratories Inc. Mr. Paul earned a Master of Management from Northwestern University’s Kellogg School of Management and a Bachelor of Arts from Duke University.
Robert Tsao has served as Managing Director of Applied Sciences Corporation, a wholly owned subsidiary of HDI, since 1990. Mr. Tsao has extensive experience in the manufacturing industry and is recognized by the American Production Inventory Control Society, the world’s largest management association in the manufacturing domain, as a Certified Production Inventory Manager. Mr. Tsao earned a BSIE degree from Chung Yuan College, an MSIE degree from National Ching Hwa University, and an EMBA degree from National Taiwan University.
George H. Holley has served as a director of HDI and our Chairman of the Board since 1985. Mr. Holley is the co-founder of HDI. He served as our President and Chief Executive Officer from 1994 to 1997. Mr. Holley has served as President of U.S. Sign & Fabrication, a signage wholesaler, since 1991 and as President of Eye Level Corp., a consumer products company, since 2001. Prior to starting his own business ventures, Mr. Holley was employed with General Electric from 1967 through 1979. He graduated from Northwestern University’s Kellogg School of Management with a Master of Business Administration in Management/Marketing, and from the University of Notre Dame with a Bachelor of Business Administration in Finance.
Donald P. Parson has served as our Vice Chairman of the Board since 2001 and has been a director of HDI since 1996. Mr. Parson is of counsel to the New York law firm of Satterlee Stephens Burke & Burke LLP, which acts as corporate counsel to HDI. He is a director of two publicly traded mutual funds, Philadelphia Fund and Eagle Growth Fund. Mr. Parson received a Juris Doctorate from Syracuse University College of Law, an L.L.M. from New York University School of Law, and a Bachelor of Arts from Duke University.
G. Douglas Lindgren has served as a director of HDI since March 2006. Since 1991, Mr. Lindgren has been President of Lindgren Equity Capital, Inc, a private equity firm he founded to invest in leveraged buy-outs and venture capital investments. Prior to that, Mr. Lindgren was President and CEO of Hunter-Melnor, Inc., which manufactured and marketed Hunter ceiling fans, Melnor lawn care products, and Kenroy lighting. His career has included various sales and marketing positions with General Electric Company, Texas Instruments, and The Toro Company. Mr. Lindgren received a Bachelor of Arts from University of Washington and a Masters in Business Administration from University of Michigan.
Richard A. Upton has served as a director of HDI since March 2006. He is the President of Upton Advisors, LLC, a healthcare investment bank. Mr. Upton has been advising companies since 1993, both as a senior healthcare investment banker for Salomon Brothers and for Bear, Stearns & Co. and as an independent advisor. Mr. Upton has served as a director of numerous private companies and serves as Chairman of the Board of Trustees for Pine Hill Waldorf School. Mr. Upton received a Masters in Business Administration from University of Virginia’s Darden School of Business Administration and a Bachelor of Arts degree from Amherst College.
Board of directors
Board composition
The board of directors is currently composed of five directors, J. Richard Damron, Jr., George H. Holley, Donald P. Parson, G. Douglas Lindgren and Richard A. Upton. We intend to elect two additional independent directors to the board within one year of the closing of this offering. Directors are elected for three-year terms, on a staggered basis.
Board committees
We have two standing committees of the board of directors: a compensation committee and an audit committee. The compensation committee, which currently consists of Messrs. Holley, Lindgren and Upton, recommends to the board the base salaries and incentive bonuses for the officers of HDI and is charged with administering our stock option plans. The audit committee, which currently consists of Messrs. Parson, Lindgren and Upton, reviews the functions of our management and independent accountants pertaining to our financial statements and performs such other related duties and functions as are deemed appropriate by the audit committee or the board.
Director compensation
On April 1, 2005, we granted an option to purchase 70,200 shares of our common stock at an exercise price of $4.23 per share to George H. Holley and an option to purchase 46,800 shares of our common stock at an exercise price of $3.85 per share to Donald P. Parson, and similar grants have been made in prior years. Our board of directors has adopted a director compensation plan that provides for each non-employee director to receive an annual retainer of $20,000. The Chairman of the Board is entitled to an additional annual retainer of $15,000, the Chairman of the audit committee is entitled to an additional annual retainer of $10,000, and the Chairman of the compensation committee is entitled to an additional annual retainer of $5,000. Non-employee directors are entitled to a meeting fee of $2,000 for each board meeting attended in person and $1,000 for each board committee meeting attended in person. The meeting fees for attendance by teleconference are one half of the fees for attendance in person. Each non-employee director is entitled to an annual stock option grant with an exercise price equal to the fair market value of our common stock on the date of grant and a fair market value equal to $50,000. The stock options will vest ratably over the three-year terms of the directors. Pursuant to this compensation plan, each of the non-employee directors will be granted an option to purchase 8,500 shares of our common stock at an exercise price equal to the initial public offering price. Our directors are also entitled to reimbursement for their reasonable out-of-pocket expense in connection with their travel and attendance at meetings of the board or committees thereof.
Executive compensation
The following table sets forth the annual and long-term compensation paid to each of our most highly compensated executive officers for the years ended December 31, 2003, 2004 and 2005.
Summary compensation table

				Long-term
				compensation

		Annual compensation		Common stock
				underlying	All other
Name and principal position	Year	Salary ($)	Bonus ($)	options (#)	compensation

J. Richard Damron, Jr.	2005	$397,391	$184,378	70,200	$7,000	(2)
President and CEO	2004	372,119	150,271	70,200	6,500	(2)
	2003	351,822	161,500	70,200	6,000	(2)

Jon M. Schneider	2005	184,560	72,375	9,360	5,939	(2)
Senior Vice President, Operations	2004	176,800	60,108	9,360	5,599	(2)
	2003	170,262	64,600	9,360	5,122	(2)

Ronald L. Rubin(1)	2005	36,760	18,000	—	25,000	(3)
Chief Financial Officer	2004	—	—	—	—
and Secretary	2003	—	—	—	—

Lynne M. Brown	2005	144,571	41,683	4,680	4,086	(2)
Director, Sales, Latin America	2004	152,478	35,151	7,020	4,718	(2)
	2003	146,889	38,532	5,265	4,049	(2)

Gregg A. Johnson	2005	188,374	72,800	9,360	7,000	(2)
Vice President, Consumer	2004	182,000	61,876	9,360	6,500	(2)
Healthcare	2003	182,000	69,160	11,709	6,000	(2)

Robert Tsao	2005	194,389	80,342	5,850	—
Managing Director, Applied	2004	194,873	68,899	—	—
Sciences Corporation	2003	179,718	66,500	9,360	—

(1)	Mr. Rubin was hired on November 7, 2005.
(2) These amounts represent our contributions to our 401(k) retirement savings plan on behalf of the individual executive officers during the fiscal year.
(3) Represents reimbursement of relocation expenses.

Stock options
The following table sets forth information concerning stock options granted during the year ended December 31, 2005 to each of our most highly compensated executive officers. In addition, in accordance with the rules of the SEC, the table shows the hypothetical gains for such options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.
Option grants in last fiscal year

					Potential realizable
	Individual grants				value at assumed
					annual rates of
	Number of shares	% of total			stock price
	of common stock	options			appreciation for
	underlying	granted to			option term(1)
	options	employees in	Exercise price	Expiration
Name	granted (#)	fiscal year	($/share)	date	5% ($)	10% ($)

J. Richard Damron, Jr.	70,200	21.4%	$3.85	4/1/2015	$169,802	$430,310
Jon M. Schneider	9,360	2.9%	3.85	4/1/2015	22,640	57,375
Lynne M. Brown	4,680	1.4%	3.85	4/1/2015	11,320	28,687
Gregg A. Johnson	9,360	2.9%	3.85	4/1/2015	22,640	57,375
Robert Tsao	5,850	1.8%	3.85	4/1/2015	14,150	35,859

(1) The “potential realizable value” shown will be achieved only if the options have been held for the full ten years and the stock price has appreciated at the assumed rate. For the named executive officers, the value is calculated from the exercise price per share of options granted in fiscal year 2005. Potential realizable value is listed for illustrative purposes only. The values disclosed are not intended to be and should not be interpreted as representations or projections of future value of our stock or of the stock price.
No options to acquire our common stock were exercised in 2005 by any of our most highly compensated executive officers. The following table sets forth information concerning stock options held by our executive officers as of December 31, 2005.

Number of shares of
common stock
	underlying unexercised	Value of unexercised
	options at	in-the-money options at
	December 31, 2005	December 31, 2005
Name	exercisable/unexercisable	exercisable/unexercisable(1)

J. Richard Damron, Jr.	401,310/136,890	$3,542,720/$1,120,680
Jon M. Schneider	139,698/18,252	1,179,976/149,424
Lynne M. Brown	72,833/10,823	586,653/88,583
Gregg A. Johnson	128,466/18,954	1,144,242/155,298
Robert Tsao	109,512/8,658	978,344/71,196

(1) Based on the difference between initial public offering price and the option exercise price per share.

Employment, severance and change of control arrangements
We entered into an employment agreement with J. Richard Damron, Jr., our President and Chief Executive Officer, as of January 1, 2006. Mr. Damron’s employment agreement expires on December 31, 2008, and provides for an annual base salary of $500,000, which may be increased by our board of directors from time to time. Mr. Damron is also entitled to an annual bonus, in the discretion of our board of directors, of up to 50% of his base salary. Under his employment agreement, Mr. Damron will be entitled to a bonus of $250,000 upon the closing of this public offering, and an additional $250,000 bonus if at least 80% of our capital stock is sold by our stockholders during the term of the agreement. We have also agreed in the employment agreement to continue to provide health insurance to Mr. Damron and his spouse until August 21, 2019, notwithstanding the termination or expiration of the agreement.
As of December 31, 2003, we adopted a Top Hat Investment Plan, which provides for the deferral of compensation for participants and grants participants the right to receive shares of our common stock upon a change of control of HDI, as defined. Upon a substantive change in ownership or effective control of HDI, as determined by our board of directors, each participant in the Top Hat Investment Plan will be entitled to a number of shares of our common stock equal to the amount in his or her account (i.e. the amount of compensation deferred, together with interest on that amount), after tax withholding, divided by 85% of the value of a share of our common stock at that time, in lieu of the cash value of his or her account. The Top Hat Investment Plan was frozen on December 31, 2004, and no further contributions have been accepted since that date. As of the date hereof, accounts under the Plan totaled approximately $260,000. Our board of directors has determined that this offering will constitute a change of control for purposes of the Top Hat Investment Plan and, accordingly, each of the Plan participants will be issued a number of shares of common stock equal to dollar amount of his or her account divided by 85% of the initial public offering price for this offering. Based on the initial public offering price, an aggregate of approximately 19,400 shares of common stock will be issued to the Plan participants. Following that share issuance, the Top Hat Investment Plan will be terminated.
Of our most highly compensated executive officers, only Messrs. Damron and Johnson are participants in the Plan. Mr. Damron will receive 1,841 shares of common stock pursuant to the Plan and Mr. Johnson will receive 581 shares.
We have adopted another deferred compensation plan for the benefit of some of our executive and managerial employees, including our most highly compensated executive officers. Under the plan, eligible employees are permitted to defer a portion of their compensation, and we are authorized to make discretionary contributions to the plan, subject to whatever vesting we determine. The amounts under the plan are required to be paid upon termination of employment. A termination in connection with a change in control of HDI would not only require a payment of amounts under the plan, but, for certain senior executive officers, would accelerate any vesting for amounts contributed by us. Consummation of this offering will not trigger the change of control provisions under the plan.
2006 equity incentive plan
The description set forth below represents a summary of the principal terms and conditions of our 2006 Equity Incentive Plan (the “2006 Plan”), and does not purport to be complete. The 2006 Plan was adopted on July 7, 2006, by our board of directors and subsequently approved by our stockholders. A copy of the 2006 Plan has been filed as an exhibit to the registration statement of which this prospectus is a part.
Purpose. We adopted the 2006 Plan for the purposes of (i) attracting, retaining, motivating and rewarding employees, non-employee directors, consultants and advisors, (ii) providing equitable and competitive compensation opportunities, recognizing individual contributions and rewarding achievement of our goals and (iii) promoting the creation of long-term value for our stockholders by closely aligning the interests of 2006 Plan participants with the interests of our stockholders.
Administration. The 2006 Plan will be administered by the compensation committee of the board of directors (the “Committee”) or our board of directors may itself act to administer the 2006 Plan. Our board of directors must perform the functions of the Committee for purposes of granting awards to members of the Committee. (References to the Committee herein mean the Committee or our full board of directors exercising authority with respect to a given award.) Subject to the terms and conditions of the 2006 Plan, the Committee is authorized to select participants, determine the type and number of awards to be granted and the number of shares to which awards will relate or the amount of a performance award, specify dates at which awards will be exercisable or settled, including performance conditions that may be required as a condition thereof, set other terms and conditions of such awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the 2006 Plan, and make all other determinations which may be necessary or advisable for the administration of the 2006 Plan. In addition, the Committee may delegate its authority under the 2006 Plan to the extent permitted by the Delaware General Corporation Law, except delegation is limited where necessary to meet requirements under Rule 16-3 under the Securities Exchange Act of 1934 or Internal Revenue Code Section 162(m).
Shares subject to the 2006 Plan. Two million shares of common stock will be reserved for issuance under the 2006 Plan. As of the date hereof, there were options to purchase 294,500 shares of common stock outstanding under the 2006 Plan, all with an exercise price equal the final public offering price. Shares that are potentially deliverable under an award under the 2006 Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of such shares to the participant will not be counted as delivered under the 2006 Plan and will be available for awards under the 2006 Plan. Shares that have been issued in connection with an award under the 2006 Plan (e.g., restricted stock) or any preexisting 2006 Plan award that is canceled, forfeited, or settled in cash such that those shares are returned to us will be available for awards under the 2006 Plan. Shares that are withheld from such an award or separately surrendered by the participant in payment of any exercise price relating to such an award will be deemed to constitute shares not delivered to the participant and will be available under the 2006 Plan.
Eligibility and participation. Employees, executive officers, directors, advisors and consultants of us or our subsidiaries will be eligible for awards under the 2006 Plan.
Awards under the 2006 Plan. The 2006 Plan authorizes a broad range of awards, including:

•	stock options;

•	stock appreciation rights (“SARs”);

•	restricted stock, a grant of actual shares subject to a risk of forfeiture and certain restrictions;

•	a contractual commitment to deliver shares or other awards or a combination thereof at a future date (“restricted stock units” or “RSUs”);

•	other awards based on common stock;

•	dividend equivalents;

•	performance shares or other performance awards; these are in effect awards that may be earned by achieving specific performance objectives;

•	cash-based performance awards tied to achievement of specific performance objectives; and

•	stock or other awards granted in lieu of rights to cash or other compensation.
Stock options and SARs. The Committee is authorized to grant stock options, including both incentive stock options (“ISOs”), which can result in potentially favorable tax treatment to the participant, and non-qualified stock options. SARs may also be granted, entitling the participant to receive the excess of the fair market value of a share on the date of exercise over the SAR’s designated “base price.” The exercise price of an option and the base price of an SAR are determined by the Committee. The maximum term of each option or SAR will be ten years. The Committee will determine at the date of grant, or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which stock will be delivered or deemed to be delivered to participants, whether or not a SAR shall be free-standing or in tandem or combination with any other award, and whether or not the SAR will be a 409A award or non-409A award.
Restricted stock and RSUs. The Committee is authorized to grant restricted stock and RSUs. Except as otherwise determined by the Committee, upon termination of employment or service during the applicable restriction period, restricted stock that is at that time subject to restrictions shall be forfeited and reacquired by us. The Committee will establish the length of the restricted period for awards of restricted stock. Such awards may vest on an accelerated basis in the event of death, disability, or retirement, or a change in control or other special circumstances. Aside from the risk of forfeiture and non-transferability, an award of restricted stock entitles the participant to the rights of a stockholder of the Company, including the right to vote the shares and to receive dividends, unless otherwise determined by the Committee.
RSUs give a participant the right to receive shares or other awards at the end of a specified period. The grant, issuance, retention, vesting and/or settlement of RSUs will occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. Prior to settlement, RSUs carry no voting or dividend rights or other rights associated with stock ownership, but dividend equivalents will be paid or accrue if authorized by the Committee.
Other stock-based awards, stock bonus awards, and awards in lieu of other obligations. The 2006 Plan authorizes the Committee to grant awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to common stock or factors that may influence the value of stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into stock, purchase rights for stock, awards with value and payment contingent upon our performance or business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of stock or the value of securities of or the performance of specified subsidiaries or other business units. The Committee will determine the terms and conditions of such awards. In addition, the Committee is authorized to grant shares as a bonus, or to grant shares or other awards in lieu of obligations of us or a subsidiary to pay cash or deliver other property under the 2006 Plan or other plans or compensatory arrangements, subject to such terms as the Committee may specify.
Performance-based awards. The Committee may grant performance awards, which may be denominated as a cash amount, number of shares of stock, or specified number of other awards or a combination of the foregoing, which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other award shall constitute a performance award by conditioning the right of a participant to exercise the award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any award subject to performance conditions.
Dividend equivalents. The Committee may grant dividend equivalents. These are rights to receive payments equal in value to all or specified portion of the amount of dividends paid on a specified number of shares of common stock while an award is outstanding. These amounts may be in the form of cash or rights to receive additional awards or additional shares of common stock or other property having a value equal to the cash amount. The awards may be granted on a stand-alone basis or in conjunction with another award.
Other terms of awards. Awards may be settled in cash, shares, other awards or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an award. The Committee may provide for mandatory or elective withholding of a portion of the shares or other property to be distributed in order to satisfy tax obligations. Awards granted under the 2006 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the Committee may permit transfers of awards other than ISOs and SARs in tandem with ISOs on a case-by-case basis, so long as such transfer is not for consideration. Terms of awards set by the Committee, including exercise prices, performance conditions and vesting conditions, generally will be reflected in award agreements between the Company and the participant.
Adjustment provisions. The 2006 Plan authorizes the Committee to make equitable adjustments to the number and kind of shares subject to the share limitations, including the total shares reserved and available and individual participants’ share-based annual limits in the event of a recapitalization, forward or reverse split, stock dividend, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, special and non-recurring dividend or distribution (whether in the form of cash or property other than stock), liquidation, dissolution or other similar corporate transaction or event affecting the common stock. In the case of outstanding awards, the Committee must adjust such awards upon the occurrence of these types of events so as to preserve, without enlarging, the rights of participants. Such adjustments may include appropriate changes to exercise prices or other award terms, in addition to changes in the number and kind of shares subject to the award. The Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or to changes in applicable laws, regulations, or accounting principles, except that adjustments to awards intended to qualify as “performance-based” generally must conform to requirements imposed by Section 162(m).
Change in control. The Committee may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a “change in control,” as defined in the 2006 Plan. In addition, the Committee may provide in an award agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any “change in control”. Awards subject to Code Section 409A in some cases will be subject to a requirement that the change in control event also constitutes a “change in ownership or effective control” of HDI under a new IRS definition, and Section 409A may impose other limitations on the rights of participants holding options and stock SARs.
Amendment and termination of the 2006 Plan. Our board of directors may amend, suspend, or terminate the 2006 Plan or the Committee’s authority to grant awards thereunder without stockholder approval, except as required by law or regulation or under the New York Stock Exchange or NASDAQ National Market rules, as applicable. NASDAQ and New York Stock Exchange rules now require shareholder approval of any material revision to a plan such as the

2006 Plan. Under these rules, however, shareholder approval will not necessarily be required for amendments that might increase the cost of the 2006 Plan. Unless earlier terminated, the authority of the Committee to make grants under the 2006 Plan will terminate ten years after the latest stockholder approval of the 2006 Plan, and the 2006 Plan will terminate when no shares remain available and the Company has no further obligation with respect to any outstanding award.
Per-person award limitations. The 2006 Plan includes a limitation on the amount of awards that may be granted to any one participant in a given year in order to qualify awards as “performance-based” compensation not subject to the limitation on deductibility under Code Section 162(m). Under this annual per-person limitation, no participant may in any year be granted share-denominated awards under the 2006 Plan relating to more than his or her “annual limit” for each type of award. The annual limit equals 200,000 shares, subject to adjustment for splits and other extraordinary corporate events. In the case of cash-denominated awards, the 2006 Plan limits performance awards that may be earned by a participant to the participant’s defined annual limit, which for this purpose equals $1 million. The per-person limit for cash-denominated performance awards does not operate to limit the amount of share-based awards, and vice versa.
2002 stock option plan
The description set forth below represents a summary of the principal terms and conditions of our 2002 Stock Option Plan (the “2002 Plan”), and does not purport to be complete. The 2002 Plan was adopted on August 26, 2002 by our board of directors and subsequently approved by our stockholders. The 2002 Plan was our stock option plan that preceded the 2006 Plan. No additional stock options may be granted under the 2002 Plan. A copy of the 2002 Plan has been filed as an exhibit to the registration statement of which this prospectus is a part.
Purpose. We adopted the 2002 Plan for the purposes of strengthening our ability to attract and retain persons of ability as directors, officers, employees and consultants, and encouraging our directors, officers, employees and consultants to continue to exert their best efforts on behalf of our company and its subsidiaries and affiliates. To accomplish these purposes, the 2002 Plan provides terms upon which certain eligible directors, officers, employees and consultants may be granted stock options.
Administration. The 2002 Plan is administered by our board of directors or by any committee (including, without limitation, any compensation committee of the board) as may be appointed by the board for the purpose of granting options or otherwise administering the 2002 Plan. Subject to the terms of the 2002 Plan, the board or relevant committee has the ability to determine to whom stock options will be granted, the number of options granted, and the terms and conditions of such options. The board or committee also is authorized to interpret and construe the 2002 Plan and make all other determinations necessary for the administration of the 2002 Plan.
Shares subject to the 2002 Plan. As of the date hereof, there were options to purchase 1,491,285 shares of common stock outstanding under the 2002 Plan with a weighted average exercise price of $4.48 per share.
Eligibility and participation. Any of our employees, officers, directors, or consultants was eligible to receive options under the 2002 Plan.
Awards under the 2002 Plan. Under the 2002 Plan, we could grant stock options to eligible employees, directors and consultants. No person could receive in any calendar year a grant of options to purchase more than 468,000 shares of common stock. Options are rights to purchase a specified number of shares of common stock at a specified exercise price. The exercise price for an option must be at least equal to the greater of the par value, if any, or fair market value of one share of the common stock on the date of grant. The period of time during which an option may be exercised cannot be greater than ten years. An option will become exercisable in accordance with a vesting schedule applicable to the option which is determined by the board at the time of grant, but not less than twenty percent per year. In general, the exercise price of an option is payable at the time of exercise either in cash or in common stock already owned by the option holder, or a combination of cash and common stock, or in such other consideration (including, to the extent permitted by applicable law, the relinquishment of a portion of the option) as the board deems appropriate, having a total fair market value equal to the purchase price. Subject to the foregoing, the exercise price and other terms and conditions relating to each option are determined by the board at the time of grant.
Expiration of options and effects of employment termination. In general, if we terminate the employment of an option holder without cause or the option holder terminates his employment voluntarily (other than a retirement after age 65) the option holder may exercise his options, to the extent that they were exercisable on his last day of employment, for three months after the last day of employment. If the employment of an option holder terminates because of retirement after age 65 or due to death or total disability, the option holder’s options may be exercised, to the extent that they were exercisable on the last day of employment, for twelve months after the last day of employment. If we terminate the employment of an option holder with cause, all outstanding options shall be forfeited as of the date of termination. The period during which options may be exercised after termination of employment may be extended by the board in its discretion.
Adjustment provisions. The 2002 Plan provides that if the outstanding shares of our common stock are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to such shares of common stock or other securities, through merger, consolidation, sale of all or substantially all of our property, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to such shares of common stock or other securities, an appropriate and proportionate adjustment will be made in the maximum number and kind of shares subject to the 2002 Plan, the number and kind of shares or other securities subject to the outstanding options, and the price for each share or other unit of any other securities subject to outstanding options without change in the aggregate purchase price or value as to which such options remain exercisable or subject to restrictions. In addition, the board may provide that, upon the occurrence of certain events, including a change of control of HDI, any outstanding options not theretofore exercisable may immediately become exercisable in their entirety and that we may purchase any such option for cash at a price to be determined by the board.
Amendment and termination of the 2002 Plan. The board (but not the committee) may, at any time and for any reason, amend or terminate the 2002 Plan, provided that, no amendment or termination may retroactively impair the rights of any person with respect to an option.
Section 162(m). Under section 162(m) of the Internal Revenue Code, certain compensation payments in excess of $1,000,000 are subject to a cap on deductibility by us. The limitation on deductibility applies with respect to that portion of a compensation payment for a taxable year in excess of $1,000,000 to either the chief executive officer of the corporation or any one of the other four highest paid executives. Certain performance-based compensation is not subject to the cap on deductibility. Although certain stock-based compensation can qualify for this performance-based exemption, stock options granted under the 2002 Plan do not qualify.
1992 stock option plan
Our 1992 Stock Option Plan (the “1992 Plan”) was adopted by our board of directors in December 1992 and subsequently approved by our stockholders. The 1992 Plan was our stock option plan that preceded the 2002 Plan. No additional stock options may be granted under the 1992 Plan. As of the date hereof, there were options to purchase 797,121 shares of common stock outstanding under the 1992 Plan with a weighted average exercise price of $3.42 per share. The terms of the 1992 Plan generally were similar to those of the 2002 Plan described above.
Other stock option grants
In addition to options granted pursuant to our 1992 Plan, our 2002 Plan and our 2006 Plan, as of the date hereof, there were options to purchase 852,462 shares of common stock outstanding that were granted other than pursuant to such plans, with a weighted average exercise price of $3.02 per share. The terms of those options generally were similar to those granted under the 1992 Plan, the 2002 Plan and the 2006 Plan, described above.
Stock ownership of directors and executive officers
Certain of our directors and executive officers are direct or beneficial owners of shares of common stock. We refer you to “Principal and selling stockholders.”
Indemnification agreements
We intend to enter into indemnification agreements with our directors and certain of our officers, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we will be required to indemnify the indemnitees against specified liabilities arising out of their services for us. The indemnification agreements will require us to indemnify each indemnitee to the fullest extent permitted by law and to advance certain expenses incurred by an indemnitee. The indemnification agreements will provide limitations on the indemnitees’ rights to indemnification in certain circumstances.

Principal and selling stockholders
The following table sets forth, as of the date hereof, the ownership of our common stock held by (1) each person who owns of record or who is known by us to own beneficially more than 5% of such common stock, (2) each of our directors and our most highly compensated executive officers, and (3) all of our executive officers and directors as a group. As of such date, we had 14,280,966 shares of common stock issued and outstanding. The number of shares and the percentage of shares beneficially owned by the persons named in the table and by all executive officers and directors as a group is presented in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934 and includes, in addition to shares actually issued and outstanding, unissued shares that are subject to issuance upon exercise of options or warrants within 60 days of the date hereof.

	Amount and		Percent owned
	nature of
	beneficial		Before the	After the
Officers, directors and principal stockholders	ownership(1)		offering	offering

J. Richard Damron, Jr.	452,291	(2)	3.07%	2.51%
Jon M. Schneider	323,505	(3)	2.24%	1.82%
Christopher J. Avery	2,048	(4)	*	*
Lynne M. Brown	97,754	(5)	*	*
Gregg A. Johnson	141,449	(6)	*	*
Robert Tsao	158,360	(7)	1.10%	*
George H. Holley	4,497,367	(8)	30.54%	19.02%
Donald P. Parson	1,112,300	(9)	7.57%	5.15%
Judy Salem, individually and as executrix for The Estate of Robert Salem	4,136,886	(10)	28.93%	17.22%
All officers and directors as a group (13 persons)	6,923,952	(11)	42.85%	29.14%

* Less than 1%
(1) The persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them subject to community property laws where applicable and the information contained in this table and these notes.
(2) Includes 450,450 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 117,750 shares issuable pursuant to options to purchase common stock not exercisable until after that period. Also includes 1,841 shares to be issued immediately after the completion of this offering pursuant to our Top Hat Investment Plan.
(3) Includes 146,250 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 21,700 shares issuable pursuant to options to purchase common stock not exercisable until after that period.
(4) Includes 2,048 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 8,803 shares issuable pursuant to options to purchase common stock not exercisable until after that period.
(5) Includes 76,928 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 9,220 shares issuable pursuant to options to purchase common stock not exercisable until after that period.
(6) Includes 135,018 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 22,402 shares issuable pursuant to options to purchase common stock not exercisable until after that period. Also includes 581 shares to be issued immediately after the completion of this offering pursuant to our Top Hat Investment Plan.
(7) Includes 111,560 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 16,611 shares issuable pursuant to options to purchase common stock not exercisable until after that period.
(8) Includes 427,050 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 96,250 shares issuable pursuant to options to purchase common stock not exercisable until after that period. Mr. Holley’s business address is 2400 NW 55th Court, Fort Lauderdale, Florida 33309.

(9) Includes 386,100 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 67,000 shares issuable pursuant to options to purchase common stock not exercisable until after that period. Also includes 14,625 shares owned by Alberta Parson, Mr. Parson’s wife, and 2,925 shares owned by Alberta Parson as custodian for Emma Parson, Mr. Parson’s daughter. Mr. Parson’s business address is 230 Park Avenue, New York, New York 10169.
(10) Includes 4,092,871 shares owned by The Estate of Robert Salem and 44,015 shares owned by Ms. Salem personally. Ms. Salem’s address is 15 Equestrian Ridge, Newtown, Connecticut 06470.
(11) Includes 1,856,732 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 594,884 shares issuable pursuant to options to purchase common stock not exercisable until after that period. We refer you to Notes 2 through 10, above.
This prospectus covers the resale of 3,299,487 shares of our common stock held by the selling stockholders identified below. The following table sets forth:

•	the names of the selling stockholders;

•	the number and percent of shares of our common stock that each of the selling stockholders beneficially owned as of the date hereof, before the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders and the underwriters’ over-allotment option is not exercised).
The number of shares in the column “Number of shares offered” represents all of the shares that each selling stockholder may offer under this prospectus assuming no exercise of the underwriters’ over-allotment option. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted in the footnotes to the table below. The applicable percentages of beneficial ownership are based on an aggregate of 14,280,966 shares of our common stock issued and outstanding on the date hereof, adjusted as may be required by rules of the SEC. If the underwriters’ over-allotment option is exercised, in whole or in part, the additional shares will be sold by the selling stockholders other than Albion Mezzanine Fund II, L.P., which will no longer own any shares, and Medical Growth Partners, which has elected not to sell any over-allotment shares. Messrs. Holley, Parson, Barnette and Lilore will participate in the sale of any over-allotment shares pro rata, based on the number of shares owned by those selling stockholders relative to the number of shares held by the selling stockholders other than Albion Mezzanine Fund II, L.P., except that Mr. Lilore will sell no more than 200,814 shares in total. The Estate of Robert Salem and Mr. Carrol will also participate in any sale of over-allotment shares on that basis, but will also be sharing the allocations that were declined by Medical Growth Partners and Mr. Lilore.

	Shares beneficially				Shares beneficially
	owned before offering			Number of	owned after offering
				shares
Selling Stockholders	Number		Percent	offered	Number	Percent

George H. Holley	4,497,367	(1)	30.54%	1,068,632	3,428,735	19.02%
Judy Salem, as executrix for The Estate of Robert Salem	4,136,886	(2)	28.94%	1,106,241	3,030,645	17.22%
Donald P. Parson	1,112,300	(3)	7.58%	186,051	926,249	5.15%
Ralph Lilore	681,419	(4)	4.77%	171,599	509,820	2.90%
Albion Mezzanine Fund II, L.P.	614,303	(5)	4.30%	614,303	—	—
Medical Growth Partners	265,463	(6)	1.86%	31,463	234,000	1.33%
Fred Barnette	244,820		1.71%	64,276	180,544	1.03%
Patrick J. Carroll	210,600		1.47%	56,922	153,678	*

 *  Less than 1%.

(1) See Footnote 8 under principal stockholders table, above. All of the shares being offered are owned directly by Mr. Holley.
(2) See Footnote 10 under principal stockholders table, above. All of the shares being offered are owned by The Estate of Robert Salem.
(3) See Footnote 9 under principal stockholders table, above. All of the shares being offered are owned directly by Mr. Parson.
(4) Includes 46,535 shares owned by Mr. Lilore’s wife. All of the shares being offered are owned directly by Mr. Lilore.
(5) Consists of shares to be issued in exchange for an outstanding warrant, which will take place prior to the completion of this offering. Investment and voting control of Albion Mezzanine Fund II, L.P. is held by Albion Investors, LLC, its general partner. No member, manager, director or officer of Albion Investors, LLC has voting or investment power with respect to our shares of common stock held by Albion Mezzanine Fund II, L.P. Voting and investment power with respect to such shares is vested in an investment committee consisting of the following employees of Albion Investors: Messrs. Alastair Tedford, Mark Arnold, Chares A. Gonzalez, Basil Livanos and James C. Pendergast.
(6) The Managers of Medical Growth Partners are James Julian and Thad Boyd, who have investment control over the shares owned by it.
Certain relationships and related transactions
The following discussion identifies our material relationships and related transactions in which any of our directors or executive officers, any person known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family of any such persons, has or has had a direct or indirect material interest.
Debenture refinancing
On August 1, 2005, HDI delivered to The Estate of Robert Salem, one of the principal stockholders of HDI, a promissory note in the principal amount of $1,625,000, which bore interest at the rate of 8% per annum. The promissory note was issued to refinance and in full satisfaction of a debenture in the same principal amount issued to The Estate of Robert Salem on September 3, 2002. The 2002 debenture was issued to refinance debt owed to Robert Salem in connection with the acquisition by HDI of our Taiwan subsidiary in 1999. At December 31, 2005, the balance due under the promissory note was $650,000. The promissory note described above has since been paid by HDI in full.
On September 1, 2005, HDI delivered to George H. Holley, a director and one of the principal stockholders of HDI, a promissory note in the principal amount of $1,625,000, which bore interest at the rate of 8% per annum. The promissory note was issued to refinance and in full satisfaction of a debenture in the same principal amount issued to Mr. Holley on September 3, 2002. The 2002 debenture was issued to refinance debt owed to Mr. Holley in connection with the acquisition by HDI of our Taiwan subsidiary in 1999. At December 31, 2005, the balance due under the promissory note was $650,000. The promissory note described above has since been paid by HDI in full.
Redemption of preferred stock
We will use approximately $10.4 million of the net proceeds of this offering to redeem 115,238 shares of our Series F Preferred Stock, being all of the outstanding shares of that series, at the redemption price of $90.00 per share. Upon such redemption, The Estate of Robert Salem, one of the principal stockholders of HDI, will receive approximately $2.5 million in redemption of its 27,395 shares of Series F Preferred Stock, George H. Holley, a director and one of the principal stockholders of HDI, will receive approximately $1.4 million in redemption of his 15,395 shares of Series F Preferred Stock, and Donald P. Parson, a director and one of the principal stockholders of HDI, will receive approximately $1.1 million in redemption of his 12,592 shares of Series F Preferred Stock. The Series F Preferred Stock was purchased in 1992 for $10.00 per share.

Consulting agreement
Under the terms of a consulting agreement dated January 1, 2002, we paid George H. Holley, a director and one of the principal stockholders of HDI, for research and development consulting services during 2002 and 2003. For the year ended December 31, 2003, we paid Mr. Holley $0.5 million in consulting fees pursuant to the consulting agreement. The consulting agreement expired on January 1, 2004.
Other related party transactions and arrangements
Donald P. Parson, Vice Chairman of the Board of HDI, is of counsel to the law firm of Satterlee Stephens Burke & Burke LLP, which acts as legal counsel to HDI.

Description of capital stock
Authorized and outstanding capital stock
The authorized capital stock of HDI consists of 60 million shares of common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share. Upon the consummation of this offering, 17,580,966 shares of common stock and no shares of preferred stock will be outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
Common stock
Voting rights
All shares of common stock issued in this offering will be fully paid and nonassessable. As of the date hereof, there were 14,281,479 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The common stock does not have cumulative voting rights in the election of directors.
Dividends and other rights
Subject to the rights of the holders of any class of our capital stock having any preference or priority over the common stock, the holders of common stock are entitled to dividends in such amounts as may be declared by the board of directors from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any of our assets remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the common stock. Shares of common stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The common stock is not subject to redemption.
Preferred stock
Our certificate of incorporation authorizes the board of directors, subject to limitations prescribed by law, to provide for the issuance of up to 100,000 shares of preferred stock in one or more series. The board is authorized to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof.
We believe that the ability of the board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise from time to time. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board may determine not to seek stockholder approval.
Although the board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, hinder, delay or prevent the completion of a merger, tender offer or other takeover attempt. Among other things, the board could issue a series of preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.
Provisions of our certificate of incorporation and bylaws that may have anti-takeover effects
The board consists of directors who are divided into three classes and who are elected for three-year staggered terms at successive annual meetings of stockholders. Stockholders may remove a director with or without cause by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock of HDI. In general, the board, not the stockholders, has the right to appoint persons to fill vacancies on the board.
Meetings of stockholders
Our certificate of incorporation provides that stockholders may act only at annual or special meetings of stockholders and not by written consent, unless the action has been previously authorized by a majority of the entire board, and that special meetings of stockholders may be called only by a majority of the entire board or by holders of at least 66 2/3% of the outstanding voting stock of HDI.
Our bylaws provide that the only business (including election of directors) that may be considered at an annual meeting of stockholders, in addition to business proposed by the directors, is business proposed by stockholders who comply with the notice and disclosure requirements set forth in such bylaws, unless otherwise provided by law. In general, the bylaws require that a stockholder give us notice of proposed business or nominations no later than 90 days prior to the date one year from the date of the immediately preceding annual meeting of stockholders. In general, in addition to a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the notice must also contain information about the stockholder proposing the business or nomination, his interest in the business, the number of shares of stock of HDI owned by the stockholder, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations.
Amendment of the certificate of incorporation
Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding voting stock is required to amend the provisions of the certificate of incorporation discussed above and certain other provisions, unless such amendment shall have been previously authorized by a majority of the entire board.
Amendment of bylaws
Our certificate of incorporation and our bylaws provide that a majority of the entire board shall have the power, without the assent or vote of the stockholders, to adopt, amend or repeal the bylaws and that, except as otherwise expressly prescribed by law, the stockholders may not adopt, amend or repeal the bylaws, except by the affirmative vote of the holders of 66 2/3% or more of the outstanding voting stock.
Liability of directors; indemnification
Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the General Corporation Law of Delaware, or DGCL, that a director will not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except that such provisions do not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, as it now exists or hereafter may be amended, or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that if the DGCL is amended after the date of filing of the certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director, in addition to the limitation on personal liability provided for already, shall be limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this provision in our certificate of incorporation by the stockholders will be effective prospectively only, and will not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification. Our stockholders may not amend, repeal or adopt any provision inconsistent with the limitation of liability provision set forth in our certificate of incorporation, except by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock.
Our certificate of incorporation also provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL. This indemnification may be available for liabilities arising in connection with this offering. Our bylaws obligate us, under some circumstances, to advance expenses to our directors and officers in defending an action, suit or proceeding for which indemnification may be sought. We intend to enter into indemnification agreements with our directors and certain of our officers. We refer you to “Management—Indemnification agreements.”
Our certificate of incorporation and our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of HDI, or who is or was serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization, against any liability asserted against that person or incurred by that person in any such capacity, whether or not we would have the power to indemnify such person against such liability under the DGCL.
Delaware takeover statute
Section 203 of the DGCL, which is Delaware’s anti-takeover law, provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the transaction is approved in a specified manner or the interested stockholder acquires a specified higher percentage of the voting stock. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.
Transfer agent and registrar
American Stock Transfer & Trust Co. will be the transfer agent and registrar for our common stock.

Description of certain indebtedness
We entered into a Revolving Credit and Security Agreement with Wachovia Bank N.A. on October 31, 2003, which was amended on September 17, 2004, November 14, 2005, March 7, 2006 and April 28, 2006. The Revolving Credit and Security Agreement provides for a $7.0 million revolving line of credit that expires on October 31, 2006, and two term loans, one for $666,532 that matures on October 31, 2006, and one for $2,638,888 that matures on September 3, 2007. We are required to make equal monthly payments of principal and interest on the loans. Amounts outstanding under the credit agreement bear interest at the LIBOR Market Index Rate plus 170 basis points.
As of July 31, 2006, we had $2.2 million of outstanding loans under the Revolving Credit and Security Agreement. We can prepay amounts outstanding without prepayment penalty. To date, the revolving line of credit has been used to pay for capital expenditures and for working capital requirements.
Our obligations under the Revolving Credit and Security Agreement are secured by substantially all of our assets. The agreement contains affirmative and negative covenants and specifies events of default which are typical for an agreement of this type. Among the affirmative covenants are requirements to maintain a ratio of total liabilities to tangible net worth of not more than 2.00 to 1; working capital of at least $4 million; a ratio of senior funded debt to EBITDA of not more than 1.0 to 1.0; a fixed charge coverage ratio of at least 1.25 to 1.0; and not more than $100,000 of additional debt. Among the negative covenants are restrictions on paying cash dividends on, making cash distributions in respect of, or repurchasing our capital stock; making acquisitions or investments; entering into a new business; extending credit to our subsidiaries; consolidating, merging, or selling or otherwise disposing of all or substantially all of our assets; and participating in or taking action to facilitate a change of control of HDI.

Shares eligible for future sale
Upon completion of this offering, we will have 17,580,966 shares of common stock outstanding. Additionally, as of the date hereof, options for the purchase of 3,435,368 shares of common stock have been granted to several of our employees and a warrant is outstanding to purchase 46,800 shares of our common stock. The exercise prices of most of these options and the warrant are substantially lower than the anticipated initial public offering price of the common stock.
Of the outstanding shares, the 6,599,487 shares of common stock (7,589,410 shares if the underwriters’ over-allotment option is exercised in full) sold in this offering will be freely tradable in the public market without restriction or limitation under the Securities Act, except for any shares purchased by an “affiliate” (as defined in the Securities Act) of HDI. The shares of common stock that continue to be held by our existing stockholders after this offering will constitute “restricted shares” for purposes of Rule 144 under the Securities Act, and may not be sold by them other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom.
In general, under Rule 144 as currently in effect, an “affiliate” of HDI may sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of such class or (2) the average weekly trading volume on the Nasdaq National Market during the four calendar weeks preceding the date on which a notice of sale is filed with the SEC with respect to the proposed sale. Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of HDI at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.
HDI, its principal stockholders and its officers and directors have agreed that they will not offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. We refer you to “Underwriting.” Following the expiration of the lock-up agreements with J.P. Morgan Securities Inc., our existing stockholders, which will hold upon completion of this offering an aggregate of approximately 62.5% of the outstanding shares of common stock (56.8% if the underwriters’ over-allotment option is exercised in full), may sell such shares subject to the requirements of Rule 144 under the Securities Act.
In addition, we intend to file a registration statement on Form S-8 covering the issuance of shares of common stock pursuant to our stock option plans within 180 days after completion of this offering. Accordingly, shares of common stock issued pursuant to our stock option plans will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an “affiliate” of HDI.
We cannot predict the effect that any future sales of shares of common stock, or the availability of such shares for sale, will have on the market price of the common stock from time to time. We believe that sales of substantial numbers of shares of common stock, or the perception that such sales could occur, would adversely affect prevailing market prices of the common stock and our ability to raise capital in the future through the sale of additional securities.

Underwriting
J.P. Morgan Securities Inc. is acting as sole book-running manager, Piper Jaffray & Co. is acting as joint-lead manager, and Deutsche Bank Securities Inc. and William Blair & Company, LLC are acting as co-managers for this offering.
We, the selling stockholders and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.	2,639,795
Piper Jaffray & Co.	1,649,872
Deutsche Bank Securities Inc.	1,649,872
William Blair & Company, LLC	659,948

Total	6,599,487

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.
The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $0.504 per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.
If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 989,923 shares of common stock from the stockholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
At our request, the underwriters have reserved up to 330,000 shares of the common stock offered hereby for sale to our employees and other persons associated with us or our officers or directors, which we refer to as our directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase any reserved shares pursuant to the directed share program. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Home Diagnostics, Inc.		Paid by selling stockholders

	Without	With full	Without	With full
	over-allotment	over-allotment	over-allotment	over-allotment
	exercise	exercise	exercise	exercise

Per share	$0.84	$0.84	$0.84	$0.84
Total	$2,772,000	$2,772,000	$2,771,569	$3,603,104

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a ”covered” short position to the extent that it does not exceed the shares subject to the underwriters’ over-allotment option and will be deemed a ”naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any ”naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.
The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A ”stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A ”penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $1,600,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We and our executive officers and directors and the holders of substantially all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock, other than in this offering, without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances.
We may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees, directors and officers under benefit plans described in this prospectus provided that, during the term of the lock-up, we will not file a registration statement covering shares of our common stock issuable upon exercise of options outstanding on the date we enter into the underwriting agreement.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.
We intend to apply to list our common stock on The Nasdaq National Market under the symbol HDIX. The underwriters intend to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.
There has been no public market for the common stock prior to this offering. We, the selling stockholders and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we, the selling stockholders and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry;
•	an assessment of our management;
•	our present operations;
•	our historical results of operations;
•	the trend of our revenues and earnings; and
•	our earnings prospects.
We, the selling stockholders and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. None of the Company, the selling stockholders and the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.
From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates.
Non-U.S. jurisdictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of common stock being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, with effect from and including the Relevant Implementation Date, it may make an offer of shares of our common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
Belgium
This prospectus has not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financiere et des assurances”/“Commissie voor het Bank, Financie- en Assurantiewezen”) and is therefore transmitted on a purely confidential basis. Accordingly, shares of common stock may not be offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell shares of common stock in Belgium will be permitted exclusively to either:

(a) persons who each subscribe for a minimum of €250,000, or

(b) qualifying institutional investors, acting for their own account, and listed in Article 3, 2f of the Royal Decree of July 7, 1999. Qualifying institutional investors under Article 3, 2f of the Royal Decree are the following:

(i) the European Central Bank, certain Belgian sovereigns and public institutions;

(ii) licensed Belgian and foreign credit institutions;

(iii) licensed Belgian and foreign investment firms;

(iv) licensed Belgian and foreign collective investment schemes;

(v) licensed Belgian and foreign insurance companies, Belgian and foreign reinsurance companies, and certain pensions funds;

(vi) Belgian holding companies;

(vii) authorized Belgian coordination centers; and

(viii) Belgian and foreign companies listed on a Belgian or a foreign regulated market with consolidated own funds of at least €425 million.

Germany
Shares of common stock have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares of common stock have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.
Switzerland
Shares of common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.
United Kingdom
Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
Legal matters
The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. Donald P. Parson, a substantial investor and Vice Chairman of the Board of HDI, is of counsel to Satterlee Stephens Burke & Burke LLP. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel llp, New York, New York.

Experts
The consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph related to the restatement of the 2004 and 2003 consolidated financial statements as described in Note 3 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where you can find more information
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.
You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC’s principal office at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES

Report of Independent Registered Certified
Public Accounting Firm
To the Board of Directors and Stockholders of
Home Diagnostics, Inc.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Home Diagnostics, Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As disclosed in Note 3, the Company has restated its 2004 and 2003 consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
May 1, 2006, except as to the stock split and the
common stock recapitalization described
in Note 20 which is as of June 9, 2006.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2004 (as restated) and 2005

	2004	2005
	(as restated)

Assets
Current assets:
Cash and cash equivalents	$6,939,183	$3,483,424
Accounts receivable, net	10,736,961	12,307,473
Inventories, net	10,718,381	14,954,934
Prepaid expenses and other current assets	2,340,116	788,265
Deferred tax asset	4,189,284	3,614,337

Total current assets	34,923,925	35,148,433
Property and equipment, net	10,333,150	13,261,627
Goodwill	35,573,462	35,573,462
Other intangible assets, net	—	1,403,195
Other assets, net	187,852	228,048

Total assets	$81,018,389	$85,614,765

Liabilities, Mandatorily Redeemable Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$5,021,061	$7,117,257
Accrued liabilities	13,378,574	12,866,572
Income taxes payable	14,290	2,001,077
Promissory notes payable to related party	—	1,300,000
Current portion of long-term debt	2,666,667	2,499,866

Total current liabilities	21,080,592	25,784,772
Warrant put option	4,626,887	7,430,344
Deferred tax liability	1,576,711	851,565
Subordinated debentures due to related party	6,500,000	—
Long-term debt, less current portion	3,749,999	1,250,000

Total liabilities	37,534,189	35,316,681

Mandatorily redeemable preferred stock, Class F, $10 par value; 165,000 shares authorized; 115,268 and 115,238 issued and outstanding at December 31, 2004 and 2005, aggregate liquidation value of $10.4 million	1,152,680	1,152,380

Commitments and contingencies (Note 17)	—	—

Stockholders’ equity:
Common stock, $.01 par value; 60,000,000 shares authorized; 14,699,203 and 14,708,212 shares issued (including shares held in treasury and after giving retroactive effect to the common stock recapitalization and stock split as discussed in Note 20) at December 31, 2004 and 2005, respectively	146,992	147,082
Additional paid-in capital	47,577,593	49,252,021
(Accumulated deficit) retained earnings	(5,496,434)	435,394
Accumulated other comprehensive income (loss)	115,322	(224,531)
Treasury stock, Common stock— 939,832 shares and 1,045,673 shares, at cost, at December 31, 2004 and 2005, respectively (after giving retroactive effect to the common stock recapitalization and stock split as discussed in Note 20)	(11,953)	(464,262)

Total stockholders’ equity	42,331,520	49,145,704

Total liabilities, mandatorily redeemable preferred stock and stockholders’ equity	$81,018,389	$85,614,765

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2003 (as restated),
2004 (as restated) and 2005

	2003	2004	2005
	(as restated)	(as restated)

Net sales	$73,708,664	$85,082,277	$100,165,306
Cost of sales	29,399,482	35,570,232	41,148,683

Gross profit	44,309,182	49,512,045	59,016,623

Operating expenses
Selling, general and administrative (including stock- based compensation expense of $109,831 in 2003, $12,882 in 2004 and $1,649,531 in 2005)	22,581,470	29,021,509	37,258,821
Research and development	5,990,052	5,712,787	6,525,960
Litigation settlement	—	5,000,000	—

Total operating expenses	28,571,522	39,734,296	43,784,781

Income from operations	15,737,660	9,777,749	15,231,842

Other income (expense)
Change in fair value of warrant put option	(320,545)	(1,074,615)	(2,803,457)
Interest expense, net	(3,031,677)	(4,657,713)	(711,921)
Other, net	(129,348)	(386,727)	197,644

Total other expense	(3,481,570)	(6,119,055)	(3,317,734)

Income before provision for income taxes	12,256,090	3,658,694	11,914,108
Provision for income taxes	(4,323,222)	(1,692,433)	(5,982,280)

Net income	$7,932,868	$1,966,261	$5,931,828

Earnings per common share:
Basic	$0.57	$0.14	$0.43

Diluted	$0.56	$0.14	$0.39

Weighted average shares used in computing earnings per common share:
Basic	13,814,641	13,814,641	13,740,187

Diluted	14,067,604	14,061,460	15,077,963

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Stockholders’ Equity
Years Ended December 31, 2003 (as restated),
2004 (as restated) and 2005

	Common stock			Retained	Accumulated
			Additional	earnings	other		Total
	Number of		paid-in	(accumulated	comprehensive	Treasury	stockholders’
	shares	Amount	capital	deficit)	income (loss)	stock	equity

Balance at January 1, 2003 (as restated)	14,699,203	$146,992	$47,454,880	$(15,395,563)	$(530,427)	$(11,953)	$31,663,929

Stock-based compensation expense	—	—	109,831	—	—	—	109,831

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	152,261	—	152,261
Net income (as restated)	—	—	—	7,932,868	—	—	7,932,868

Total comprehensive income (as restated)	—	—	—	—	—	—	8,085,129

Balance at December 31, 2003 (as restated)	14,699,203	146,992	47,564,711	(7,462,695)	(378,166)	(11,953)	39,858,889

Stock-based compensation expense		—	12,882	—	—	—	12,882

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	493,488	—	493,488
Net income (as restated)	—	—	—	1,966,261	—	—	1,966,261

Total comprehensive income (as restated)	—	—	—	—	—	—	2,459,749

Balance at December 31, 2004 (as restated)	14,699,203	146,992	47,577,593	(5,496,434)	115,322	(11,953)	42,331,520

Stock-based compensation expense		—	1,649,531	—	—	—	1,649,531

Treasury stock purchase and Class F preferred stock redemption	—	—	(2,400)	—	—	(452,309)	(454,709)

Exercise of stock options	9,009	90	27,297	—	—	—	27,387

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(339,853)	—	(339,853)
Net income	—	—	—	5,931,828	—	—	5,931,828

Total comprehensive income	—	—	—	—	—	—	5,591,975

Balance at December 31, 2005	14,708,212	$147,082	$49,252,021	$435,394	$(224,531)	$(464,262)	$49,145,704

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2003 (as restated),
2004 (as restated) and 2005

	2003	2004	2005
	(as restated)	(as restated)

Cash flows from operating activities
Net income	$7,932,868	$1,966,261	$5,931,828
Adjustments to reconcile net income to net cash provided by operations
Depreciation and amortization	2,252,068	2,956,174	3,612,570
Amortization of deferred financing and debt issuance costs	1,145,067	906,335	41,210
Loss on asset disposal	9,255	885	5,918
Deferred income taxes	2,155,189	(1,908,505)	(392,060)
Change in fair value of warrant put option	320,545	1,074,615	2,803,457
Stock-based compensation expense	109,831	12,882	1,649,531
Accrual (payment) of litigation settlement	—	5,000,000	(5,000,000)
Changes in assets and liabilities:
Accounts receivable	92,121	(1,963,092)	(900,698)
Inventories	(4,553,530)	1,815,826	(3,763,395)
Prepaid expenses and other current and non-current assets	(323,470)	(1,217,606)	1,536,919
Accounts payable	(719,997)	(62,334)	1,956,768
Accrued liabilities	203,616	143,238	6,348,486

Net cash provided by operating activities	8,623,563	8,724,679	13,830,534

Cash flows from investing activities
Capital expenditures, including acquisition of technology	(2,869,605)	(3,415,943)	(6,683,809)
Acquisition of business, net of cash acquired	—	—	(1,202,914)

Net cash used in investing activities	(2,869,605)	(3,415,943)	(7,886,723)

Cash flows from financing activities
Borrowing on term loans and notes payable	2,833,333	5,000,000	—
Repayment of term loans and notes payable	(8,016,667)	(4,167,503)	(5,916,800)
Repayment of debt assumed in DSM acquisition	—	—	(858,375)
Repayment of notes payable to related party	—	—	(1,950,000)
Borrowings on line of credit, net of repayments	(739,706)	—	—
Payment of capital lease obligations	(316,466)	(184,514)	—
Payment of debt financing costs	(73,832)	(73,569)	(13,318)
Exercise of stock options	—	—	27,387
Purchases of treasury stock	—	—	(455,009)

Net cash (used in) provided by financing activities	(6,313,338)	574,414	(9,166,115)

Effect of exchange rate changes on cash and cash equivalents	89,685	318,822	(233,455)

Net (decrease) increase in cash and cash equivalents	(469,695)	6,201,972	(3,455,759)
Cash and cash equivalents
Beginning of year	1,206,906	737,211	6,939,183

End of year	$737,211	$6,939,183	$3,483,424

Supplemental cash flows disclosures:
Cash paid during the year for:
Interest	$2,308,225	$5,288,108	$726,742

Income taxes	$2,529,195	$5,058,583	$2,683,288

Non-cash financing activities:
Repayment of subordinated debentures through the issuance of promissory notes	$—	$—	$3,250,000

Debt assumed in acquisition	$—	$—	$858,375

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2003 (as restated), 2004
(as restated) and 2005
1.      Description of business
Home Diagnostics, Inc. (the “Company”) was incorporated in January 1985 and commenced operations in February 1985. The Company is engaged in the development, manufacturing and marketing of diabetes related diagnostic products and systems for home and professional use. Such products are subject to regulations provided by the U.S. Food and Drug Administration. The Company’s principal products are meters and strips used to read the blood glucose concentration of diabetics.
2.      Summary of significant accounting policies
Principles of consolidation
The consolidated financial statements include the accounts of Home Diagnostics, Inc., and its wholly-owned subsidiaries, Applied Sciences Corporation (“ASC”), the Company’s manufacturing facility based in Taiwan, and DiagnoSys Medical Limited, a distributor based in the United Kingdom. All significant intercompany accounts and transactions have been eliminated.
Cash and cash equivalents
The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed FDIC insurance limits. The Company has not experienced any losses on these investments.
Accounts receivable
The Company regularly evaluates the collectibility of its accounts receivable. An allowance for doubtful accounts is maintained for estimated credit losses, and such losses have been minimal and within management’s expectations. When estimating credit losses, the Company considers a number of factors including the aging of a customer’s account, creditworthiness of specific customers, historical trends and other information. Reserve policies are reviewed periodically, reflecting current risks, trends, and changes in industry conditions. The Company’s allowance for doubtful accounts consisted of the following at December 31:

	2003	2004	2005

	As restated	As restated
Balance at beginning of period	$747,406	$688,152	$662,412
Bad debt expense	—	—	10,000
Less: Write-offs, net of recoveries	(59,254)	(25,740)	(234,049)

Balance at end of period	$688,152	$662,412	$438,363

Inventories
Inventory is stated at the lower of cost or market value using the first-in, first-out method. Inventory cost includes direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. A provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecast (See Note 5).
Property and equipment
Property and equipment, including leasehold improvements, is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of their estimated useful life or the life of the lease. Estimated useful lives are as follows:

Category	Useful lives

Machinery and equipment	1-8 years
Furniture, fixtures and office equipment	1-8 years
Computer software	3 years

Maintenance and repairs are expensed as incurred. Expenditures for significant renewals or betterments are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.
Long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of its long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. The Company does not believe that there were any indicators of impairment that would require an adjustment to such assets or their estimated periods of recovery at December 31, 2004 or 2005.
Goodwill and other intangible assets
The Company does not amortize goodwill, but rather tests goodwill for impairment at least annually. Intangible assets that have finite useful lives are amortized using the straight-line method over their estimated useful lives. The Company completed its annual test at December 31, 2004 and 2005, utilizing a discounted cash flow analysis and no impairment charges were recorded as a result of this test. (See Note 7).
Deferred financing and debt issuance costs
Deferred financing costs are amortized over the term of the corresponding debt instrument using the straight line method, which approximates the effective interest method. Debt issuance costs are amortized over the term of the corresponding debt instrument using the effective interest method.

Amortization of deferred financing and debt issuance costs consists of the following:

	Year ended December 31,

	2003	2004	2005
	As restated	As restated

Amortization of deferred financing costs	$777,321	$588,152	$41,210
Amortization of debt discount	367,746	318,183	—

Total amortization expense	$1,145,067	$906,335	$41,210

During 2004, the Company’s Senior Secured Subordinated Notes were fully repaid, and the remaining unamortized debt discount of $2.2 million was charged to interest expense in the Company’s consolidated statement of operations.
Deferred financing costs, net are included in other assets and consist of the following:

	Year ended
	December 31,

	2004	2005
	As restated

Deferred financing costs	$113,256	$126,574
Accumulated amortization	(23,647)	(64,857)

Deferred financing costs, net	$89,609	$61,717

Product warranties
The Company warrants its products for various periods against defects in material or workmanship. The Company records a provision for product warranty, within cost of sales, based on historical experience and future expectations of the probable cost to be incurred in honoring its warranty commitment. The provision for product warranty is included within accrued liabilities in the accompanying consolidated balance sheets.
The provision for product warranty consisted of the following at December 31:

	2003	2004	2005
	As restated	As restated

Balance at beginning of period	$150,000	$250,000	$250,000
Provision charged to warranty expense	166,575	80,588	273,330
Less: actual warranty claims	(66,575)	(80,588)	(159,990)

Balance at end of period	$250,000	$250,000	$363,340

Derivatives
The Company does not hold or issue derivative instruments for trading purposes. However, the Company’s 13% Senior Secured Subordinated Notes included the issuance of a warrant to purchase 614,816 shares of common stock with an exercise price of $0.01 per share. The holder of the warrant has the right to put the warrant to the Company (the “Warrant Put Option”). The Warrant Put Option is considered a free standing financial instrument that requires separate valuation from the 13% Senior Secured Subordinated Notes. The characteristics of the Warrant Put Option meet the criteria which require the Warrant Put Option to be recorded as a liability. The Warrant Put Option was recorded at its fair value at the date of issuance and subsequent changes to its fair value are recorded in earnings in the period of change.
The contractual redemption value of the Warrant Put Option is based on the greater of the estimated fair value of the Company in a non-liquidation scenario or a value based upon a stated multiple of earnings before interest, taxes, depreciation and amortization (EBITDA), plus cash less certain indebtedness and the redemption value of our Class F mandatorily redeemable preferred stock, without regard to any marketability or liquidity discount. The fair value of the Warrant Put Option is estimated based upon the greater of: (i) the contractually stated multiple of estimated EBITDA at the redemption date, discounted to present value, and (ii) the estimated value of the Company using a discounted cash flow model or comparable market multiples of earnings. Significant assumptions include, but are not limited to: (i) estimates of future earnings; (ii) estimated average cost of capital; (iii) estimated comparable multiples. The balance sheet classification of the Warrant Put Option, including whether such instrument should be classified as a liability or equity, is reassessed periodically, including at the end of each reporting period. (See Notes 3 and 10).
Fair value of financial instruments
The carrying values reported for cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their respective fair values at each balance sheet date due to the short-term maturity of these financial instruments. The Warrant Put Option is stated at fair value at each balance sheet date. The term loans are stated at fair value at each balance sheet date as they bear interest at variable rates.
The carrying values for other long-term obligations and their respective fair values at each balance sheet date presented are as follows:

	As of December 31,

	2004 (As restated)			2005

	Carrying value	Fair value		Carrying value	Fair value

Promissory notes	$—	$ —		$1,300,000	$1,304,000	(1)
Subordinated debentures	$6,500,000	$6,574,000	(1)	$—	$ —

(1)	Based on interest rates for comparable securities.
Revenue recognition
Revenue from sales of products is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. The Company recognizes revenue from product sales when goods are shipped or delivered and title and risk of loss pass to the customer.
The Company accepts product returns primarily due to the expiration of product life. Revenue is recorded net of an allowance for estimated returns. Sales returns are generally estimated and recorded based on an analysis of historical sales and returns information, analyzing the actual return date of the product as compared to the original date of sale of the product. The Company has estimated based on historical return experience that a reserve is required for future returns covering the prior 18 to 24 months of sales, driven primarily by the 18 month expiration of the Company’s test strip products. Products that exhibit unusual sales or return patterns due to dating or other matters are specifically identified and analyzed as part of accounting for the sales return provision (see Notes 3 and 8).
Volume discount incentives are offered to certain customers. In accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”), these volume discount incentives are recorded as a reduction of revenue in the same period as the revenue is earned. The Company also offers price reductions for certain retail and distribution customers for designated periods of time in support of customer product promotions. The Company estimates and accrues for these promotional allowances as a reduction of revenue at the later of time of sale or when the incentive is offered. Sales to customers are generally not subject to any price protection rights.
The Company also has reimbursement agreements with certain managed care providers, Medicaid programs and other third-party payors that require payment of rebates for products provided to their members. The Company accrues for these rebates, as a reduction of revenue, at the time the financial obligation arises. The determination of the rebate allowance is based on the terms of the reimbursement agreements as well as historical payment trends to these providers. In addition, the Company offers meters, at no charge, to customers and third-party payors. The cost of these meters is recorded in cost of sales in the period the products are shipped.
The sales returns reserve consisted of the following at December 31:

	2003	2004	2005
	As restated	As restated

Balance at beginning of period	$2,617,160	$2,260,163	$3,291,022
Provision charged to net sales	1,615,383	3,266,954	5,055,810
Less: Deductions	(1,972,380)	(2,236,095)	(2,139,985)

Balance at end of period	$2,260,163	$3,291,022	$6,206,847

Advertising
The Company expenses advertising costs as incurred. Advertising expense, included in selling, general and administrative expenses, for the years ended December 31, 2003, 2004 and 2005 was approximately $1.9 million, $1.7 million and $2.6 million, respectively.
Shipping and handling costs
Shipping and handling costs associated with inbound freight are included in cost of inventory and expensed as cost of sales when the related inventory is sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled approximately $0.8 million, $1.3 million and $1.6 million for the years ended December 31, 2003, 2004 and 2005, respectively. Amounts billed to customers for shipping and handling are recorded as revenue and were not significant for the years ended December 31, 2003, 2004 and 2005.
Research and development
Research and development costs are expensed as incurred and consist primarily of salaries and benefits.

Stock-based compensation
The Company accounts for employee stock based compensation under the intrinsic value method. Under the intrinsic value method, compensation expense is recognized based upon the difference, if any, at the measurement date between the estimated fair value of the underlying common stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. The estimated fair value of the underlying common stock on the date of grant is based on a contemporaneous valuation performed by the Company. The Company has also considered the results of a retrospective valuation provided by a third-party valuation specialist. The Company’s valuation method was based on a discounted future cash flow model that includes estimates of revenue growth, driven by assumed market growth rates, and estimated costs at appropriate discount rates. Certain employee stock options are accounted for as variable stock options due to a repricing in 2001. For these options, a non-cash charge representing the excess of the estimated fair market value of the underlying common stock at the end of each reporting period over the exercise price is recorded as stock-based compensation until the options are fully exercised. The amounts charged to selling, general and administrative expense for employee stock-based compensation were $0.1 million, $12,882 and $1.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” (“SFAS No. 123R”), which revises SFAS No. 123 “Accounting For Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25 (“APB No. 25”). As a result, the pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In April 2005, the Securities and Exchange Commission (“SEC”) announced the adoption of a rule that amends the adoption date for SFAS No. 123R. Accordingly, the Company will be required to implement the provisions of SFAS No. 123R during the first quarter of 2006. See “Recent Accounting Pronouncements” below.
Had the Company accounted for its stock-based employee compensation under the fair value method, the Company’s reported net income would have been as follows:

	Year ended December 31,

	2003	2004	2005
	As restated	As restated

Net income, as reported	$7,932,868	$1,966,261	$5,931,828
Add: Stock-based compensation expense included in reported net income	81,758	12,882	1,649,531
Deduct: Total stock-based compensation expense determined under the fair value method	(738,342)	(285,860)	(156,646)

Pro forma net income	$7,276,284	$1,693,283	$7,424,713

Earnings per share as reported:
Basic	$0.57	$0.14	$0.43

Diluted	$0.56	$0.14	$0.39

Pro forma earnings per share:
Basic	$0.53	$0.12	$0.54

Diluted	$0.52	$0.12	$0.49

As a private company, the fair value of each option granted was determined using the minimum value method with the following assumptions: no dividend yield; no volatility of the underlying stock; risk-free interest rates ranging from 3.84% to 3.93% for the year ended December 31, 2003, risk-free interest rates ranging from 3.99% to 4.30% for the year ended December 31, 2004, and risk-free interest rate of 4.50% for the year ended December 31, 2005; and expected weighted average life of the options of 6 to 7 years based on the related option periods.
Income taxes
The provision for income taxes is recognized at applicable U.S. or international tax rates. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and credit carryovers. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that such amounts will not be realized. U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries since it is management’s intention to utilize those earnings in the foreign operations for an indefinite period of time.
Foreign currency translation
The functional currencies of the Company’s foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates, and the revenues and expenses are translated at average exchange rates for the period. The gains and losses from these translations are included in other comprehensive income (loss) as a separate component of stockholders’ equity. See comprehensive income (loss) below.
Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the applicable functional currency of the Company or its subsidiaries are included in the results of operations as incurred. For the years ended December 31, 2003, 2004 and 2005, net foreign currency losses (gains) of approximately $0.1 million, $0.4 million and ($0.2) million, respectively, were recognized and included in other income (expense) in the accompanying consolidated statements of operations.
Other comprehensive income (loss)
Other comprehensive income (loss) consists of foreign currency translation adjustments which is presented in the accompanying consolidated statement of changes in stockholders’ equity.
Earnings per share
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding (including 46,800 shares subject to a warrant with a deminimis exercise price of $0.01 per share), net of treasury shares, during the period presented.
Diluted earnings per share is computed using the weighted average number of common shares outstanding during the periods plus the effect of dilutive securities outstanding during the periods.
The following summarizes the weighted-average number of common shares outstanding during the year that were used to calculate the basic earnings per common share as well as the dilutive impact of stock options and warrants, using the treasury stock method, as included in the calculation of diluted weighted average shares:

	Years ended December 31,

	2003	2004	2005

Weighted-average common shares outstanding for basic earnings per share	13,814,641	13,814,641	13,740,187
Effect of dilutive securities:
Stock options	252,963	246,819	1,337,776

Shares for diluted earnings per share	14,067,604	14,061,460	15,077,963

As described in Note 3, the Company accounts for warrants to purchase 614,816 shares of common stock, subject to a put warrant, as a liability carried at fair value. The common shares subject to this warrant have been excluded from the computation of diluted earnings per share because, after considering the effect of the change in fair value of the put warrants on net income, their effect is antidilutive.
Segment reporting
The Company has determined it operates in one operating segment. Operating segments, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker assesses the Company’s performance, and allocates its resources as a single operating segment. Net sales realized from the Company’s subsidiaries domiciled outside of the United States were less than 1% of consolidated net sales in 2003 and 2004 and approximately 1% of consolidated net sales in 2005.
Use of estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.
Recent accounting pronouncements
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs,” (“SFAS No. 151”), which amends the provisions of Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing,” (“ARB 43”). SFAS No. 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under ARB 43, these costs were charged to current period expense only under certain circumstances. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company’s consolidated results of operations and financial position.
In December 2004, the FASB issued SFAS No. 123R, which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (including grants of employee stock options) based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period (usually the vesting period). The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. As permitted under SFAS 123 for private companies, the Company has been using the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes. Accordingly, the Company will be allowed to apply the provisions of SFAS No. 123R prospectively solely to new awards and to awards modified, repurchased or cancelled after the required effective date of the statement. The provisions of SFAS No. 123R are effective for the Company commencing the first quarter of 2006.
In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” (“SFAS 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle, and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, the Company will adopt the provisions of SFAS No. 154 in the first quarter of 2006.
3.      Restatement of previously issued financial statements
In connection with the Company’s Registration Statement on Form S-1, the Company performed a review of its past accounting policies and practices and identified certain errors in the application of generally accepted accounting principles as further discussed below.
Warrant put option
During 2002, the Company issued 13% Senior Secured Subordinated Notes (the ”Senior Notes”) and issued to the lender a detachable warrant to purchase 614,816 shares of common stock with an exercise price of $0.01 per share. The holder of the warrant has the right to put the warrant to the Company (the ”Warrant Put Option”) after the fifth anniversary date of the issuance of the Senior Notes at a redemption value as defined in the agreement. The redemption value is based on the greater of the estimated fair value of the Company in a non-liquidation scenario or a value based upon a stated multiple of earnings before interest, taxes, depreciation and amortization, plus cash less certain indebtedness and the redemption value of the Company’s Class F mandatorily redeemable preferred stock. The total proceeds from the issuance of the Senior Notes and the Warrant Put Option were previously allocated between the fair value of the notes and the Warrant Put Option, resulting in a discount to the notes which was then accreted to its face amount through periodic charges through the redemption date. Subsequent adjustments to the fair value of the Warrant Put Option were previously recorded as adjustments to additional paid-in capital, offset by accumulated deficit.

The Company was required to reclassify the Warrant Put Option to a liability account effective January 1, 2004 pursuant to Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities & Equity,” (“SFAS 150”). Because the Company is required to reflect the adoption of SFAS 150 as if it had always been a public company, the Company has revised its financial statements to reflect the adoption of SFAS 150 as of its actual effective date of July 1, 2003. The Company has also revised its financial statements to reflect the application of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) for all periods prior to July 1, 2003. SFAS 150 requires that all freestanding warrants (and other similar instruments) to acquire shares that are puttable by the holder for cash be classified as liabilities. Such warrants are measured at fair value, both initially and in subsequent periods. Changes in the fair value of warrants are recognized in current earnings. Under EITF 00-19 (for periods prior to adoption of SFAS 150), the Company must classify the Warrant Put Option as a liability at fair value at each period-end date due to the cash settlement feature, with changes in fair value recognized in current earnings.
In connection with the Company’s Registration Statement on Form S-1, management determined that the redemption price of the Warrant Put Option was incorrectly calculated as it did not consider the holder’s ability to exercise the Warrant Put Option for the multiple of earnings plus cash less certain indebtedness and the redemption value of the Company’s Class F mandatorily redeemable preferred stock. In addition, the Company made changes to the financial statements for prior periods to correct for the classification of the Warrant Put Option as a liability upon adoption of SFAS 150. As a result, the accompanying financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003 have been restated from the amounts previously presented.
In the restatement, the Company increased its liabilities and debt discount and reduced its paid-in capital balances as of December 31, 2002, 2003 and 2004 to account for the Put Option as a liability. At January 1, 2003, the Company estimated the fair value of the Put Option to be $3.2 million. A restatement adjustment of $0.2 million to reflect the increase in the fair value of the Put Option and the amortization of the debt discount from the date of issuance to January 1, 2003 was recorded as an increase to the opening accumulated deficit balance within the accompanying consolidated statement of changes in stockholders’ equity. In addition, at January 1, 2003, the Company recorded the remaining $3.0 million of fair value of the Put Option by reducing additional paid-in capital by $1.8 million and increasing corresponding debt discount at the date of issuance by approximately $1.2 million. The Company has reflected the increased interest expense resulting from the amortization of debt discount and the changes in the estimated fair value of the Put Option from the date of issuance within its statements of operations during these periods, reversing amounts previously recorded and adjusting paid-in capital and accumulated deficit for these changes. The net effect of these restatement adjustments on the consolidated balance sheet as of December 31, 2004 was to further reduce additional paid-in capital by approximately $0.2 million, increase liabilities by $1.4 million, and increase accumulated deficit by an additional $1.2 million. The net effect of these restatement adjustments on the consolidated statement of operations for the years ended December 31, 2003 and 2004 was a charge to operations of $0.4 million and $2.2 million, respectively.
Sales returns and allowances
In the normal course of business, the Company permits its customers to return merchandise where the expiration date is approaching or has passed, and the merchandise remains unsold. The Company has historically recorded these returns in the period in which they are received rather than by reducing revenues at time of recognition for estimated future returns. The method of accounting for returns when the returns are received is not in accordance with generally accepted accounting principles and the Company has restated its previously issued financial statements as a result of this matter. In connection with this restatement, the Company recorded a provision for estimated sales returns and allowances on product sales in the same period the related revenues are recorded for the years ended December 31, 2003 and 2004. These estimates are based on historical sales returns and other known factors (see Note 2). At January 1, 2003, the Company estimated its provision for sales returns and allowances to be approximately $2.6 million. This restatement adjustment to establish the provision for sales returns and allowances was reflected as an increase to the opening accumulated deficit balance within the accompanying consolidated statement of changes in stockholders’ equity as of January 1, 2003 and a corresponding increase to accrued liabilities. The net effect of these restatement adjustments on the December 31, 2004 consolidated balance sheet was to increase current liabilities and accumulated deficit by an additional $0.7 million. The net effect on the consolidated statements of operations for the years ended December 31, 2003 and 2004 was an increase (decrease) to net sales of $0.3 million and ($1.0) million, respectively.
Revenue recognition
Although the Company’s sales terms and executed customer purchase orders generally transfer title of the Company’s products to customers at the time of shipment, the Company customarily arranges for the shipment of the customer orders and replaces products that may be damaged or lost while in transit at no additional cost to the customer. The Company has historically recognized revenue at the time of shipment rather than at the time risk of loss is transferred to the customer. This method of accounting for revenue at the time of shipment when the Company retains the risk of loss is not in accordance with generally accepted accounting principles and the Company has restated its previously issued financial statements as a result of this matter. Based on the Company’s general business practice of retaining the risk of ownership until the goods are received by the customers, the Company has adjusted its revenues for the years ended December 31, 2003 and 2004. At January 1, 2003, approximately $0.3 million related to adjusted revenues and cost of sales for the prior periods is reflected as an increase to the opening accumulated deficit balance within the accompanying consolidated statement of changes in stockholders’ equity as of January 1, 2003. The net effect on the consolidated statements of operations for the years ended December 31, 2003 and 2004 was a (decrease) increase to net sales of approximately ($1.4) million and $0.9 million, respectively, and a (decrease) increase to cost of sales of approximately ($0.6) million and $0.4 million, respectively. The net effect of these restatement adjustments on the consolidated balance sheet as of December 31, 2004 was to reduce accounts receivable by approximately $1.0 million, increase inventory by approximately $0.4 million, and to further increase accumulated deficit by approximately ($0.3) million.
Other
The Company identified certain unrecorded liabilities related to the year ended December 31, 2004 and, in connection with the restatement, adjusted accounts payable for these amounts. The net effect of these restatement adjustments on the consolidated statement of operations for the year ended December 31, 2004 was an increase to selling, general and administrative expenses of $0.4 million. The net effect of these restatement adjustments on the consolidated balance sheet as of December 31, 2004 was an increase to accounts payable of $0.4 million and an increase to accumulated deficit of $0.4 million. The Company also identified several other restatement adjustments which individually, and in the aggregate, had an insignificant impact on the opening accumulated deficit balance within the accompanying consolidated statement of changes in stockholders’ equity as of January 1, 2003. These restatement adjustments decreased accumulated deficit at December 31, 2004 by approximately $0.1 million.

The Company has restated its year ended December 31, 2004 consolidated statement of cash flows and reduced its net cash provided by operating activities by $2.2 million related to interest paid in connection with the early extinguishment of the Senior Subordinated Notes. This amount was previously reflected as a reduction of the principal repayment of these notes within financing activities. In addition, the supplemental cash flow disclosure information for interest paid was increased to reflect the $2.2 million of interest paid as well as a $0.4 million premium paid in connection with the early extinguishment of these notes and income taxes paid was increased by $0.2 million related to income taxes paid by ASC.
Income taxes
At January 1, 2003, the cumulative income tax effect of the above matters was a ($1.1) million reduction of the opening accumulated deficit balance as of January 1, 2003, a $1.0 million increase to the deferred tax asset and a $0.1 million increase to income taxes receivable. The income tax effect of these restatement adjustments on the consolidated statement of operations for the years ended December 31, 2003 and 2004 was a reduction to income tax expense of approximately ($0.1) million and ($0.8) million, respectively. The income tax effect of these restatement adjustments on the December 31, 2004 consolidated balance sheet was to increase deferred tax assets by approximately $0.2 million, increase income taxes receivable by $0.7 million and decrease accumulated deficit by approximately ($0.9) million. In addition, the Company reclassified $0.2 million to deferred tax assets from deferred tax liabilities on the consolidated balance sheet at December 31, 2004.
The Company has restated its previously issued financial statements to correct the items described in the preceding paragraphs. The cumulative impact of the aforementioned adjustments resulted in an increase to the Company’s accumulated deficit of $5.1 million, from ($0.4) million, as originally reported, to ($5.5) million, as restated, as of December 31, 2004. The following sets forth the condensed consolidated balance sheet as of December 31, 2004 and the condensed consolidated statement of operations for the years ended December 31, 2004 and 2003 as originally reported and as restated.

	Consolidated balance sheet
	December 31, 2004

		Restatement
	As reported	adjustments		As restated

Assets
Current assets:
Cash and cash equivalents	$6,939,183	$—		$6,939,183
Accounts receivable, net	11,774,493	(1,037,532	)(c)	10,736,961
Inventories, net	10,303,368	415,013	(c)	10,718,381
Prepaid expenses and other current assets	1,513,279	826,837	(e)	2,340,116
Deferred tax asset	2,775,739	1,413,545	(e)	4,189,284

Total current assets	33,306,062	1,617,863		34,923,925

Total assets	$79,400,526	$1,617,863		$81,018,389

Liabilities, mandatorily redeemable preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$4,605,551	$415,510	(d)	$5,021,061
Accrued liabilities and income taxes payable	10,033,498	3,359,366	(b)(d)	13,392,864
Current portion of long-term debt	2,666,667	—		2,666,667

Total current liabilities	17,305,716	3,774,876		21,080,592
Warrant put option	—	4,626,887	(a)	4,626,887
Deferred tax liability	1,345,701	231,010	(e)	1,576,711
Long-term debt, less current portion (includes related party debentures)	10,249,999	—		10,249,999

Total liabilities	28,901,416	8,632,773		37,534,189

Mandatorily redeemable preferred stock	1,152,680	—		1,152,680

Stockholders’ equity:
Common stock	146,992	—		146,992
Additional paid-in capital	49,514,481	(1,936,888	)(a)	47,577,593
Accumulated deficit	(418,412)	(200,846	)(a)	(5,496,434)
		(2,617,160	)(b)
		(347,949	)(c)
		1,068,337	(e)
		(7,416	)(d)
		97,695	(d)
		(773,044	)(f)
		(2,297,639	)(g)
Other comprehensive income	115,322	—		115,322
Treasury stock	(11,953)	—		(11,953)

Total stockholders’ equity	49,346,430	(7,014,910)		42,331,520

Total liabilities, mandatorily redeemable preferred stock and stockholders’ equity	$79,400,526	$1,617,863		$81,018,389

	Consolidated statements of operations

	Year ended December 31, 2003				Year ended December 31, 2004

		Restatement				Restatement
	As reported	adjustments		As restated	As reported	adjustments		As restated

Net sales	$74,748,077	$(1,396,410	)(c)	$73,708,664	$85,174,342	$938,794	(c)	$85,082,277
		356,997	(b)			(1,030,859	)(b)
Cost of sales	29,959,863	(560,381	)(c)	29,399,482	35,190,213	380,019	(c)	35,570,232

Gross profit	44,788,214	(479,032)		44,309,182	49,984,129	(472,084)		49,512,045

Operating expenses
Selling, general and administrative	22,531,642	49,828	(d)	22,581,470	28,582,078	439,431	(d)	29,021,509
Research and development	5,990,052			5,990,052	5,712,787			5,712,787
Litigation settlement	—	—		—	5,000,000	—		5,000,000

Total operating expenses	28,521,694	49,828		28,571,522	39,294,865	439,431		39,734,296

Income from operations	16,266,520	(528,860)		15,737,660	10,689,264	(911,515)		9,777,749

Other income (expense)
Change in fair value of warrant put option	—	(320,545	)(a)	(320,545)	—	(1,074,615	)(a)	(1,074,615)
Interest expense	(2,976,650)	(55,027	)(a)	(3,031,677)	(3,521,053)	(1,136,660	)(a)	(4,657,713)
Other, net	(129,348)	—		(129,348)	(386,727)	—		(386,727)

Total other expense	(3,105,998)	(375,572)		(3,481,570)	(3,907,780)	(2,211,275)		(6,119,055)

Income before provision for income taxes	13,160,522	(904,432)		12,256,090	6,781,484	(3,122,790)		3,658,694
Provision for income taxes	(4,454,610)	131,388	(e)	(4,323,222)	(2,517,584)	825,151	(e)	(1,692,433)

Net income	$8,705,912	$(773,044	)(g)	$7,932,868	$4,263,900	$(2,297,639	)(g)	$1,966,261
Earnings per common share:
Basic	$0.63			$0.57	$0.31			$0.14
Diluted	$0.62			$0.56	$0.30			$0.14

	Consolidated stockholders’ equity
	January 1, 2003

		Restatement
	As reported	adjustments		As restated

Stockholders’ equity:
Common stock	$146,992	$—		$146,992
Additional paid-in capital	49,272,705	(1,817,825	)(a)	47,454,880
Accumulated deficit	(13,290,529)	(200,846	)(a)	(15,395,563)
		(2,617,160	)(b)
		(347,949	)(c)
		1,068,337	(e)
		(7,416	)(d)
Other comprehensive income	(530,427)	—		(530,427)
Treasury stock	(11,953)	—		(11,953)

Total stockholders’ equity	$35,586,788	$(3,922,859)		$31,663,929

	Consolidated statements of cash flows

	Year ended December 31, 2003				Year ended December 31, 2004

		Restatement				Restatement
	As reported	adjustments		As restated	As reported	adjustments		As restated

Net income	$8,705,912	$(773,044	)(f)	$7,932,868	$4,263,900	$(2,297,639	)(g)	$1,966,261

Net cash provided by operating activities	$8,614,035	$9,528		$8,623,563	$10,972,149	$(2,247,470)		$8,724,679
Net cash used in investing activities	(2,860,077)	(9,528)		(2,869,605)	(3,414,249)	(1,694)		(3,415,943)
Net cash (used in) provided by financing activities	(6,313,338)	—		(6,313,338)	(1,674,750)	2,249,164		574,414
Effect of exchange rate changes on cash and cash equivalents	89,685	—		89,685	318,822	—		318,822

Net increase (decrease) in cash and cash equivalents	(469,695)	—		(469,695)	6,201,972	—		6,201,972
Cash and cash equivalents
Beginning of year	1,206,906	—		1,206,906	737,211	—		737,211

End of year	$737,211	$—		$737,211	$6,939,183	$—		$6,939,183

Supplemental cash flows disclosures:
Cash paid during the year for:
Interest	$2,308,225	$—		$2,308,225	$2,688,944	$2,599,164	(d)	$5,288,108

Income taxes	$2,529,195	$—		$2,529,195	$4,892,956	$165,627	(d)	$5,058,583

(a)	Adjustments relate to warrant put option.

(b)	Adjustments relate to sales returns and allowances.

(c)	Adjustments relate to revenue recognition.

(d)	Adjustments relate to other.

(e)	Adjustments relate to income taxes.

(f)	Impact of 2003 restatement adjustments. Refer to consolidated statements of operations table.

(g)	Impact of 2004 restatement adjustments. Refer to consolidated statements of operations table.
4.      Acquisition
On May 10, 2005, the Company acquired the stock of DiagnoSys Medical Limited (“DSM”), the Company’s exclusive distributor based in the United Kingdom. The purchase price was approximately $1.2 million and consisted of cash consideration of $1.0 million and $0.2 million of professional fees incurred in connection with the acquisition. The Company assumed indebtedness of $0.9 million which was paid to the debt holder at the time of closing.
The purchase agreement also included contingent consideration which is calculated based on DSM achieving certain compound growth rates in unit sales of certain of the Company’s products over a three-year period. The purchase agreement provides that the seller is entitled to up to an additional $0.6 million as purchase consideration if the maximum unit sales targets are achieved. Any additional consideration will be paid within ninety days of the third anniversary of the date of acquisition. Once the contingency is resolved these amounts, if any, will be recorded as additional purchase price.
The purchase price was allocated to the net assets acquired based on their relative estimated fair values at the date of acquisition. Of the aggregate consideration of approximately $2.0 million, approximately $0.7 million was allocated to tangible and monetary assets consisting of accounts receivable, inventory, vendor payables, and deferred income taxes. In addition, approximately $1.3 million of the purchase price was allocated to customer relationships as an intangible asset. Customer relationships are being amortized over the estimated useful life of five years.
The results of operations of DSM have been included in the Company’s consolidated statement of operations since the date of the acquisition and did not have a material impact on the Company’s results of operations. The pro forma results of operations, assuming the acquisition took place at the beginning of the periods presented, were not significantly different from those presented in the Company’s consolidated statements of operations for the two years in the period ended December 31, 2005.
5.      Inventory, net
Inventories, net consist of the following at December 31:

	2004	2005
	As restated

Raw materials	$6,271,725	$9,482,247
Work-in-process	2,482,623	3,887,192
Finished goods	2,173,356	2,296,661

	10,927,704	15,666,100
Less: Allowance for obsolescence	(209,323)	(711,166)

	$10,718,381	$14,954,934

6.      Property and equipment, net
Property and equipment, net consists of the following at December 31:

	2004	2005
	As restated

Machinery and equipment	$14,244,275	$15,593,354
Leasehold improvements	2,103,244	2,255,718
Furniture, fixtures, and office equipment	2,210,700	2,960,611
Computer software	1,774,363	1,951,300
Equipment not yet placed in service	1,032,118	4,797,991

	21,364,700	27,558,974
Less: Accumulated depreciation and amortization	(11,031,550)	(14,297,347)

	$10,333,150	$13,261,627

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was approximately $2.2 million, $3.0 million and $3.4 million, respectively. Amortization expense of computer software for the years ended December 31, 2003, 2004 and 2005 was approximately $0.1 million, $0.2 million and $0.3 million, respectively, and accumulated amortization relating to computer software was $1.2 million and $1.5 million at December 31, 2004 and 2005, respectively.
7.      Other intangible assets
Other intangible assets consist of the following at December 31:

	2004	2005
	As restated

Other intangible assets subject to amortization:
Customer relationships	$—	$1,272,918
Acquired technology	—	350,000

	—	1,622,918
Less: Accumulated amortization:
Customer relationships	—	(169,723)
Acquired technology	—	(50,000)

Other intangible assets subject to amortization, net	$—	$1,403,195

Customer relationships are amortized over a useful life of five years and acquired technology is amortized over a useful life of three years. Amortization expense, which is included in selling, general and administrative expenses, for the years ended December 31, 2003, 2004 and 2005 amounted to $0, $0, and $0.2 million, respectively.
Estimated future amortization of other intangible assets based on balances existing at December 31, 2005, is as follows:

Amount

2006	$379,585
2007	362,918
2008	321,251
2009	254,585
2010	84,856

Total	$1,403,195

8.      Accrued liabilities
Accrued liabilities consist of the following at December 31:

	2004	2005
	As restated

Accrued salaries and benefits	$3,213,995	$3,617,979
Sales returns reserve	3,291,022	6,206,847
Warranty and customer liabilities	1,618,994	2,734,073
Accrued litigation settlement (Note 17)	5,000,000	—
Other accrued liabilities	254,563	307,673

	$13,378,574	$12,866,572

9.      Long-term debt
Long-term debt consists of the following at December 31:

	2004	2005
	As restated

Credit facility consisting of:
— Term loan payable in consecutive monthly payments of principal equal to $83,333 over the term ending October 31, 2006	$1,833,333	$833,199
— Term loan payable in consecutive monthly payments of principal equal to $138,889 over the term ending September 3, 2007	4,583,333	2,916,667
Promissory notes — related party	—	1,300,000
Subordinated debentures — related party	6,500,000	—

	12,916,666	5,049,866
Less: Current portion	(2,666,667)	(3,799,866)

	$10,249,999	$1,250,000

Credit facility
The Company is party to a revolving line of credit and security agreement (the “Credit Facility”) originally executed in October 2003 and subsequently amended in 2004, 2005 and 2006. At December 31, 2004, the Credit Facility provided for a revolving facility of $7.0 million, a $3.0 million term loan and a $5.0 million term loan. As a result of the 2005 amendment, at December 31, 2005 the Credit Facility provided for a revolving facility of $5.0 million (the “Revolver”), a $1.0 million term loan (the “$1.0 million Amended Term Loan”), and a $3.2 million term loan (the “$3.2 million Amended Term Loan”).
The Revolver is due upon the earlier of the lender’s demand, or October 31, 2006, unless renewed or extended. The $1.0 million Amended Term Loan has a maturity date of October 31, 2006, and the $3.2 million Amended Term Loan has a maturity date of September 3, 2007. At December 31, 2004, and 2005, there were no outstanding borrowings under the Revolver.
Interest payments on the Revolver, the $1.0 million Amended Term Loan, and the $3.2 million Amended Term Loan are payable monthly at LIBOR plus an applicable LIBOR Margin, as determined by the Company’s total liabilities to tangible net worth ratio. Interest was calculated based on LIBOR plus 1.0% (4.1% at December 31, 2004) and LIBOR plus 1.3% (6.1% at December 31, 2005).
The Credit Facility is collateralized by substantially all of the Company’s assets. The Company is required to achieve certain financial performance objectives and financial covenants, as set forth in the Credit Facility. The Credit Facility contains certain other covenants that restrict the Company’s ability to, among other things, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions.
As disclosed in Note 3, the Company has restated its financial statements to, among other matters, account for the Warrant Put Option as a liability at fair value. As a result of classifying the Warrant Put Option as a liability, the Company was not in compliance with the maximum total liabilities to tangible net worth covenant ratio at December 31, 2005 and the fixed charge coverage ratio covenant at December 31, 2005 and March 31, 2006. In April 2006, the Company obtained waivers of compliance with these covenants for all applicable periods from its lender.

Management believes that the Company was in compliance with all other financial covenants and restrictions applicable to the Company under the Credit Facility at December 31, 2005. In March and April 2006, the Company amended the Credit Facility to, among other changes, (1) increase the capacity under the Revolver to $7.0 million and (2) exclude the Warrant Put Option liability and the related changes in fair value from the total liabilities to tangible net worth and fixed charge coverage ratio covenant computations.
Subordinated debentures
In September 2002, the Company issued $6.5 million of subordinated debentures (the “Subordinated Debentures”) bearing interest at 8% and payable in 12 equal monthly principal payments of $0.5 million commencing in March 2008. These subordinated debentures were payable to two related parties (see Note 14). During 2005, the Company repaid $3.2 million of the $6.5 million Subordinated Debentures. The remaining principal balance of $3.3 million was repaid through the issuance of promissory notes, as described below.
Promissory notes
In September 2005, the Company issued $3.3 million of promissory notes (the “Promissory Notes”) bearing interest at 8% and payable to two related parties (see Note 14). Interest on the Promissory Notes is payable monthly and the principal balance is payable in five monthly installments beginning in October 2005. The outstanding principal balance of the Promissory Notes at December 31, 2005 was $1.3 million. The Promissory Notes were repaid in full in February 2006.
Senior secured subordinated notes
In September 2002, the Company issued 13% Senior Secured Subordinated Notes (the “Senior Subordinated Notes”) due September 3, 2007 in the aggregate original principal amount of $5.0 million. Interest on the Senior Subordinated Notes was payable quarterly in arrears commencing on September 30, 2002. The Senior Subordinated Notes were fully repaid during 2004 with the proceeds from the $5.0 million Term Loan.
In connection with the issuance of the Senior Subordinated Notes, the Company issued to the lender a warrant to purchase 614,816 shares of common stock with an exercise price of $0.01 per share (see Notes 3 and 10). The fair value of this warrant, at the date of issuance, was $3.0 million and was recorded as debt discount. This amount was accreted to interest expense over the term of the Senior Subordinated Notes using the effective interest method. During 2004, in connection with the early extinguishment of the Senior Subordinated Notes, the Company charged to interest expense the remaining unamortized debt discount of $2.2 million and the repayment premium paid of $0.4 million.
The scheduled principal maturities of long-term debt at December 31, 2005 are as follows:

2006	$3,799,866
2007	1,250,000

$5,049,866

10.      Warrant put option (restated)
In connection with the issuance of the Senior Subordinated Notes (see Note 9), the Company issued to the lender a warrant to purchase 614,816 shares of common stock with an exercise price of $0.01 per share. The holder of the warrant has the right to put the warrant to the Company (the “Warrant Put Option”) after the fifth anniversary date at a redemption value as defined in the agreement. The redemption value is based on the greater of the estimated fair value of the Company in a non-liquidation scenario or a value based upon a stated multiple of earnings before interest, taxes, depreciation and amortization, plus cash less certain indebtedness and the redemption value of the Company’s Class F mandatorily redeemable preferred stock, without regard to any marketability or liquidity discount (see Note 3). The Warrant Put Option is considered a free standing derivative financial instrument that requires valuation at each balance sheet date with the change in such value recorded within earnings. At December 31, 2004 and 2005, the estimated fair value of the Warrant Put Option is recorded in the accompanying consolidated balance sheets at $4.6 million and $7.4 million, respectively. The adjustment charged to operations to adjust the fair value of the Warrant Put Option was $0.3 million, $1.1 million and $2.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. In connection with the IPO, the holder of the common stock purchase warrant has notified the Company of its intent to exercise its registration rights pursuant to a Securityholders’ Agreement and will exercise the warrant in full and sell all of the shares in the IPO.
11.      Mandatorily redeemable preferred stock
The Company has 165,000 shares of Class F preferred stock (the “Preferred Stock”) authorized and 115,268 and 115,238 outstanding at December 31, 2004 and 2005, respectively. The holders of the Preferred Stock are not entitled to vote; provided, however, that as long as any shares of the Preferred Stock are outstanding, the Company cannot, without the vote or written consent of the holders of at least 51% of each class of the then outstanding shares of Preferred Stock, amend the Company’s Certificate of Incorporation so as to affect adversely any existing provision relating to the preferences, rights or powers of the Preferred Stock. In the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders in an amount equal to $90.00 per share of Preferred Stock. The holders of the Preferred Stock are not entitled to receive dividends.
The Preferred Stock is redeemable at the option of the Company by resolution of its Board of Directors at any time, in whole or in part, at a cash redemption value equal to $90.00 per share. In addition, the Preferred Stock is mandatorily redeemable at $90.00 per share in the event of i) an initial public offering ii) sale of substantially all of the assets or stock of the Company or iii) a merger or consolidation of the Company. The Preferred Stock has been classified outside of stockholders’ equity as the mandatory redemption features are outside the control of the Company.
12.      Stockholders’ equity
The Company has Class A common stock with voting rights and Class B common stock with no voting rights. Holders of Class A and Class B common stock are entitled to receive dividends when and as such dividends are declared by the Board of Directors. Except as it relates to the voting rights, Class A and B common stock rank equally and are treated as a single class in connection with all matters relating to such stock. See Note 20.
In connection with the Company’s IPO each share of the Class A and Class B common stock will be converted into one share of voting common stock. In June 2005, the Company repurchased 70,270 shares of Class A common stock and 35,570 shares of Class B common stock for an aggregate cost of $0.5 million.
13.      Stock options and warrants
The Company has a stock option plan (the “Plan”) that provides for the granting of up to 2,340,000 shares of common stock. The term of each option granted under the Plan cannot exceed ten years from the date of grant and five years for stockholders with greater than a 10% interest in the Company. Options under the Plan vest as determined by the Board of Directors, but in no event at a rate less than 20% per year. The Company also has outstanding options under a predecessor plan and options that were not granted pursuant to a plan. The predecessor plan expired in 2002 and options are no longer available for grant under this plan.
At December 31, 2005, 1,005,879 options were available for grant under the Plan. The weighted-average fair value at date of grant for stock options granted during 2003, 2004, and 2005 was $0.39, $0.29, and $0.90, respectively.
A summary of the Company’s stock option activity and related information for the years ended December 31, 2003, 2004 and 2005 is as follows:

			Weighted
			average
	Number of	Range of	exercise
	shares	exercise prices	prices

Outstanding at December 31, 2002	2,315,310	$2.99 - 4.49	$3.26
Granted	434,538	$3.42 - 4.00	$3.70
Forfeited/ Cancelled	(244,822)	$2.99 - 4.27	$3.41

Outstanding at December 31, 2003	2,505,026	$2.99 - 4.49	$3.33
Granted	266,760	$3.85 - 4.23	$3.95
Forfeited/ Cancelled	(71,660)	$2.99 - 4.27	$3.06

Outstanding at December 31, 2004	2,700,126	$2.99 - 4.49	$3.40
Granted	328,185	$3.85 - 4.23	$3.93
Exercised	(9,009)	$2.99 - 3.63	$3.04
Forfeited/ Cancelled	(34,075)	$2.99 - 4.27	$3.33

Outstanding at December 31, 2005	2,985,227	$2.99 - 4.49	$3.46

Exercisable at December 31, 2003	1,520,220	$2.99 - 4.49	$3.26

Exercisable at December 31, 2004	2,037,456	$2.99 - 4.49	$3.28

Exercisable at December 31, 2005	2,358,991	$2.99 - 4.49	$3.34

The following table summarizes information about the Company’s stock options outstanding at December 31, 2005:

			Weighted
		Weighted	average		Weighted
		average	remaining		average
Range of		exercise	contractual		exercise
exercise price	Outstanding	price	life	Exercisable	price

$ 2.99 - $ 3.29	1,403,883	$3.02	5.22	1,403,883	$3.02
$ 3.42 - $ 3.76	674,594	3.58	7.42	564,766	3.56
$ 3.85 - $ 4.23	658,710	3.94	8.74	142,302	3.97
$ 4.27 - $ 4.49	248,040	4.29	2.54	248,040	4.29

	2,985,227	3.46	6.27	2,358,991	3.34

In September 2002, the Company issued a warrant to purchase 614,816 shares of common stock in conjunction with the issuance of the Senior Notes. In September 2002, the Company also issued a warrant to purchase 46,800 shares of common stock to an outside consultant in exchange for services rendered in connection with the Senior Notes.
14.      Related party transactions
At December 31, 2004, amounts due under Subordinated Debentures payable to related parties was $6.5 million (see Note 9). During 2005, the Company repaid $3.2 million of the $6.5 million Subordinated Debentures. In August 2005, the remaining principal balance was repaid through the issuance of $3.3 million in promissory notes payable to the Chairman of the Board of Directors, who is a significant shareholder of the Company, and to another significant shareholder (see Note 9). These promissory notes bear interest at 8%, payable monthly, and the principal balance is payable in five monthly installments beginning in October 2005. The remaining principal balance of the promissory notes at December 31, 2005 was $1.3 million. Interest expense relating to these instruments was $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. The promissory notes were repaid in full in February 2006.
Under the terms of a consulting agreement with a member of the Company’s board of directors, the Company provided consideration for research and development consulting services. For the year ended December 31, 2003, $0.5 million was paid relating to the research and development consulting agreement. This amount was included in research and development costs in the accompanying consolidated statement of operations for the year ended December 31, 2003. The research and development consulting agreement expired in January 2004.
15.      Income taxes
The components of the provision for income taxes for the years ended December 31, are as follows:

	2003	2004	2005
	As restated	As restated

Current
Federal	$1,746,598	$3,058,287	$5,402,387
State	196,760	340,461	670,546
Foreign	224,675	202,190	301,407

	2,168,033	3,600,938	6,374,340

Deferred
Federal	1,880,072	(1,633,939)	(423,126)
State	154,612	(167,527)	(32,895)
Foreign	120,505	(107,039)	63,961

	2,155,189	(1,908,505)	(392,060)

Income tax expense	$4,323,222	$1,692,433	$5,982,280

The differences between the effective rate and the U.S. federal income tax statutory rate (34% in 2003 and 2004 and 35% in 2005) are as follows for the years ended December 31:

	2003	2004	2005
	As restated	As restated

Tax provision computed at statutory rate	$4,167,071	$1,243,956	$4,169,938
State taxes, net of federal benefit	214,972	80,491	414,473
Change in fair value of warrant put option	112,191	376,115	981,187
Stock-based compensation expense	—	—	577,336
Meals and entertainment expenses	33,739	55,712	76,018
Dividend from foreign subsidiary	—	375,421	71,937
Foreign tax credit	—	(375,000)	(75,709)
Other	(204,751)	(64,262)	(232,900)

Total provision for income taxes	$4,323,222	$1,692,433	$5,982,280

The significant components of deferred income tax assets and liabilities are as follows as of December 31:

	2004		2005

	Current	Long-term	Current	Long-term
	(as restated)

Deferred tax assets
Inventory reserve and Section 263A adjustment	$307,145	$—	$623,531	$—
Reserve for doubtful accounts	240,935	—	163,668	—
Accrued customer warranties and agreements	199,201	—	304,710	—
Sales returns accrual	1,201,223	—	2,045,991	—
Litigation settlement	1,818,611	—	—	—
Accrued vacation pay	163,300	—	189,355	—
Other	258,869	—	287,082	112,631

Total deferred tax asset	4,189,284	—	3,614,337	112,631

Deferred tax liabilities
Basis difference in fixed assets	—	(1,576,711)	—	(754,588)
Basis difference in intangible assets	—	—	—	(209,608)

Total deferred tax liability	—	(1,576,711)	—	(964,196)

Net deferred tax asset (liability)	$4,189,284	$(1,576,711)	$3,614,337	$(851,565)

The Company records a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a valuation allowance is not necessary at December 31, 2004 or 2005 to reduce the deferred tax assets to the amount that will more likely than not be realized.
No provision has been made for the years ended December 31, 2003, 2004 and 2005 for U.S. income taxes on the undistributed earnings of the foreign subsidiary since it is management’s intention to utilize those earnings in the foreign operations for an indefinite period of time.
The Company has foreign tax credit carryforwards of approximately $42,000 as of December 31, 2005. The Company’s foreign tax credits will expire beginning in 2014-2015.
During 2006, the Internal Revenue Service (“IRS”) commenced an audit of the Company’s 2003 federal income tax return. The Company has complied with all requests for information made by the IRS and the audit is currently in process.
16.      Employee benefit plan
The Company maintains a contributory profit sharing plan (the “Plan”) as defined under Section 401(k) of the U.S. Internal Revenue Code. All employees who meet certain eligibility requirements are able to participate in the Plan. An employee becomes 100% vested with respect to employer contributions after completing two years of service. Discretionary matching contributions are determined by the Company each year. During the years ended December 31, 2003, 2004 and 2005, the Company contributed $0.3 million, $0.3 million and $0.4 million, respectively, to the Plan.
On December 31, 2003, the Company adopted a deferred compensation plan. The plan is unfunded and maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. At December 31, 2004 and 2005, the unfunded plan liability was $0.3 million. These amounts are included in accrued liabilities in the accompanying consolidated balance sheets. In March 2006, the Company’s Board of Directors approved a board resolution to terminate the Plan and distribute the funds to the employees by May 2006.
17.      Commitments and contingencies
Non-cancelable operating leases
The Company entered into a ten-year lease agreement for its office and operating facilities. The rent under the Company’s lease agreement is adjusted for changes in the Consumer Price Index annually. Total rent expense amounted to approximately $1.3 million, $1.4 million and $1.4 million for the years ended December 31, 2003, 2004 and 2005, respectively.
Future minimum lease payments on non-cancelable operating leases at December 31, 2005 are as follows:

2006	$1,534,979
2007	1,402,835
2008	246,623

$3,184,437

In addition, the Company has entered into purchase contracts to acquire $6.0 million of equipment during 2006.
Litigation
The Company is involved in certain legal proceedings arising in the ordinary course of business. In the opinion of management, except as disclosed below, the outcome of such proceedings will not materially affect the Company’s financial position, results of operations or cash flows.
In February 2004, Roche Diagnostics Corporation (“Roche”) filed suit against the Company alleging that the Company’s TrueTrack Smart system infringes on two Roche patents. These patents are related to Roche’s electrochemical biosensors and the methods they use to measure glucose levels in a blood sample. In June 2005, the Court ruled in the Company’s favor, holding that one of the Roche patents was procured by inequitable conduct before the Patent Office. As a result, that patent is unenforceable against the Company, but this ruling is subject to appeal by Roche after the disposition of the entire case. In 2006, Roche amended the Complaint to allege that the Company’s TrackEase system also infringes the asserted patents. The parties are moving forward with respect to the remaining patent and a tentative trial date is scheduled for August 2007. Roche is seeking damages including its lost profits and/or a reasonable royalty and a permanent injunction against the accused products. Roche also alleges willful infringement which, if proven, could result in enhanced damages, including up to three times the damages award. While the Company will vigorously defend itself against any claims of patent infringement, it cannot predict the ultimate outcome of this claim and therefore, no amounts have been accrued at December 31, 2004 and 2005.
In 2001, an individual filed a lawsuit against the Company, MIT Development Corp. (“MIT”), George H. Holley and Robert Salem. The plaintiff claims that he was engaged in 1994 to provide financial consulting services for MIT, Mr. Holley and Mr. Salem in exchange for a monthly fee plus 10% of the increase in the value of the assets of MIT, Holley or Salem resulting from cash or other assets received from the Company in connection with any transaction with the Company. In November 1999, the Company acquired MIT and the plaintiff claims he is entitled to a certain percentage of the purchase price among other consideration for services provided. The Company believes it has meritorious defenses to the claims made by the plaintiff and will vigorously defend against those claims. However, the Company cannot predict the ultimate outcome of this case and therefore, no amounts have been accrued at December 31, 2004 and 2005.
Legal Settlement
In 2001, the Company filed a declaratory judgment against the accusing party asserting patent infringement by the Company. In April 2003, following the court’s construction of the patent claims, a judgment of non-infringement against the accusing party and for the Company was entered and subsequently appealed by the accusing party. In August 2004 the appeals court reversed-in-part the claim construction, vacated the judgment of non-infringement, and remanded the case for further proceedings. The Company elected to settle this matter with prejudice with the accusing party in April 2005 for $5.0 million, in exchange for the accusing party dismissing the claims with prejudice. The Company fully accrued for such settlement during 2004 (see Note 8).
18.      Export sales
Export sales, principally throughout Europe and Latin America, accounted for approximately, $8.1 million (11.0% of net sales), $8.0 million (9.4% of net sales) and $10.2 million (10.1% of net sales) for the years ended December 31, 2003, 2004 and 2005, respectively.
19.      Significant concentrations of business and credit risk
Evaluations of customers’ financial condition are performed regularly. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates.
Competition may result in changes in the Company’s customer base over time, and it is therefore possible that the Company may lose one or more of its largest customers and, as a result, operations could be impacted. The Company has one customer that accounted for approximately 10.7% and 14.2% of net sales for the years ended December 31, 2004 and 2005 respectively. Net sales to this customer for the year ended December 31, 2003 were less than 10.0%. In addition, the Company has another customer that accounted for approximately

10.0%, 10.7% and 10.9% of net sales for the years ended December 31, 2003, 2004, and 2005, respectively. At December 31, 2004 and 2005, accounts receivable included amounts owed from these customers of approximately $2.9 million and $3.8 million, respectively.
The Company exports its products throughout the world, and the financial results and financial condition of the Company have not been negatively impacted by the economic difficulties experienced by some of these countries.
20.      Subsequent Events
On May 9, 2006, the Company filed its amended and restated Certificate of Incorporation to (1) reclassify the Company’s Class A and Class B common stock as a single class of common stock; (2) increase the number of authorized shares of common stock from 11,300,000 to 60,000,000; (3) reduce the number of authorized shares of Class F preferred stock to the 115,238 shares issued and outstanding; and (4) adopt certain anti-takeover provisions. All common share data in the consolidated financial statements have been retroactively adjusted to reflect the impact of the common stock recapitalization for all periods presented.
On June 8, 2006, the Company’s Board of Directors declared and effected a 2.34-for-one stock split of the Company’s outstanding shares of common stock, in the form of a stock dividend of 1.34 shares for each outstanding share. Accordingly, all common share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the impact of the 2.34-for-one-stock split for all periods presented.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31,	June 30,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$3,483,424	$360,779
Accounts receivable, net	12,307,473	14,100,771
Inventories, net	14,954,934	13,491,269
Prepaid expenses and other current assets	788,265	1,321,999
Deferred tax asset	3,614,337	4,015,926

Total current assets	35,148,433	33,290,744
Property and equipment, net	13,261,627	16,923,333
Other intangible assets, net	1,403,195	1,130,330
Goodwill	35,573,462	35,573,462
Other assets, net	228,048	739,928

Total assets	$85,614,765	$87,657,797

Liabilities, Mandatorily Redeemable Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$7,117,257	$6,610,613
Accrued liabilities	12,866,572	13,166,015
Income taxes payable	2,001,077	250,162
Promissory notes payable to related party	1,300,000	—
Current portion of long-term debt	2,499,866	3,176,866

Total current liabilities	25,784,772	23,203,656
Warrant put option	7,430,344	8,705,795
Deferred tax liability	851,565	366,129
Long-term debt, less current portion	1,250,000	416,667

Total liabilities	35,316,681	32,692,247

Mandatorily redeemable preferred stock, Class F, $10 par value; 165,000 shares authorized and 115,238 shares issued and outstanding at December 31, 2005 and 115,238 shares authorized, issued and outstanding at June 30, 2006, aggregate liquidation value of $10.4 million	1,152,380	1,152,380

Commitments and contingencies (Note 11)	—	—

Stockholders’ equity:
Common stock, $.01 par value; 60,000,000 shares authorized; 14,708,212 and 13,666,663 shares issued and outstanding (including shares held in treasury and after giving retroactive effect to the common stock recapitalization and stock split as discussed in Note 1) at December 31, 2005 and June 30, 2006, respectively	147,082	136,667
Additional paid-in capital	49,252,021	50,101,972
Retained earnings	435,394	3,523,150
Accumulated other comprehensive income (loss)	(224,531)	51,381
Treasury stock, Common stock — 1,045,673 shares, at cost, at December 31, 2005 (after giving retroactive effect to the common stock recapitalization and stock split as discussed in Note 1)	(464,262)	—

Total stockholders’ equity	49,145,704	53,813,170

Total liabilities, mandatorily redeemable preferred stock and stockholders’ equity	$85,614,765	$87,657,797

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Six Months Ended
	June 30,

	2005	2006

Net sales	$46,961,115	$55,701,454
Cost of sales	19,543,316	22,465,137

Gross profit	27,417,799	33,236,317

Operating expenses
Selling, general and administrative (including stock-based compensation expense of $544,303 in 2005 and $1,189,874 in 2006)	17,847,682	22,035,365
Research and development	3,196,635	3,746,848

Total operating expenses	21,044,317	25,782,213

Income from operations	6,373,482	7,454,104

Other income (expense)
Change in fair value of warrant put option	(1,710,452)	(1,275,451)
Interest expense, net	(380,303)	(137,471)
Other, net	(9,536)	(168,266)

Total other expense	(2,100,291)	(1,581,188)

Income before provision for income taxes	4,273,191	5,872,916
Provision for income taxes	(2,145,655)	(2,684,510)

Net income	$2,127,536	$3,188,406

Earnings per common share:
Basic	$0.15	$0.23

Diluted	$0.15	$0.20

Weighted average shares used in computing earnings per common share:
Basic	13,773,932	13,711,415

Diluted	14,571,456	15,813,216

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes
in Stockholders’ Equity
(Unaudited)

	Common Stock				Accumulated
			Additional		other		Total
	Number of		paid-in	Retained	comprehensive	Treasury	stockholders’
	shares	Amount	capital	earnings	income (loss)	stock	equity

Balance at December 31, 2005	14,708,212	$147,082	$49,252,021	$435,394	$(224,531)	$(464,262)	$49,145,704
Stock-based compensation expense	—	—	1,189,874		—	—	1,189,874
Stock options exercised	4,124	41	13,233	—	—	—	13,274
Treasury stock retired	(1,045,673)	(10,456)	(353,156)	(100,650)	—	464,262	—

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	275,912		275,912
Net income	—	—	—	3,188,406	—	—	3,188,406

Total comprehensive income	—	—	—	—	—	—	3,464,318

Balance at June 30, 2006	13,666,663	$136,667	$50,101,972	$3,523,150	$51,381	$—	$53,813,170

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30,

	2005	2006

Cash flows from operating activities
Net income	$2,127,536	$3,188,406
Adjustments to reconcile net income to net cash provided by (used in) operations
Depreciation and amortization	1,708,637	2,066,357
Amortization of deferred financing and debt issuance costs	23,044	23,464
Loss on asset disposal	—	43,821
Bad debt expense	—	30,000
Deferred income taxes	1,818,364	(887,025)
Change in fair value of warrant put option	1,710,451	1,275,451
Stock-based compensation expense	544,303	1,189,874
Payment of litigation settlement	(5,000,000)	—
Changes in assets and liabilities:
Accounts receivable	1,001,746	(1,823,298)
Inventories	560,018	1,510,323
Prepaid expenses and other current and non-current assets	(424,813)	(1,069,305)
Accounts payable	2,414,584	(506,643)
Accrued liabilities and income taxes payable	(408,327)	(1,451,471)

Net cash provided by operating activities	6,075,543	3,589,954

Cash flows from investing activities
Capital expenditures	(1,830,266)	(5,495,640)
Acquisition of business, net of cash acquired	(1,202,914)	—

Net cash used in investing activities	(3,033,180)	(5,495,640)

Cash flows from financing activities
Repayment of term loans and notes payable	(1,333,332)	(1,333,333)
Repayment of debt assumed in acquisition	(858,375)	—
Repayment of notes payable to related party	—	(1,300,000)
Borrowings on line of credit, net of repayments		1,177,000
Purchases of treasury stock	(339,250)	—
Exercise of stock options	—	13,274

Net cash used in financing activities	(2,530,957)	(1,443,059)

Effect of exchange rate changes on cash and cash equivalents	(53,947)	226,100

Net increase (decrease) in cash and cash equivalents	457,459	(3,122,645)
Cash and cash equivalents
Beginning of period	6,939,183	3,483,424

End of period	$7,396,642	$360,779

Supplemental cash flows disclosures:
Cash paid during the period for:
Interest	$440,097	$158,848

Income taxes	$990,000	$5,680,000

The accompanying notes are an integral part of these consolidated financial statements.

HOME DIAGNOSTICS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
June 30, 2006
(Unaudited)
1.      Basis of presentation
Basis of presentation
The accompanying consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. They should be read in conjunction with the consolidated financial statements and related notes to the financial statements of Home Diagnostics, Inc. and Subsidiaries (the “Company”) included elsewhere in this prospectus. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.
On May 9, 2006, the Company filed its amended and restated Certificate of Incorporation to (1) reclassify the Company’s Class A and Class B common stock as a single class of common stock; (2) increase the number of authorized shares of common stock from 11,300,000 to 60,000,000 shares authorized; (3) reduce the number of authorized shares of Class F preferred stock to the 115,238 shares issued and outstanding; (4) adopt certain anti-takeover provisions. All common share data in the consolidated financial statements have been retroactively adjusted to reflect the impact of the common stock recapitalization for all periods presented.
On June 8, 2006, the Company’s Board of Directors declared and effected a 2.34-for-one-stock split of the Company’s outstanding shares of common stock, in the form of a stock dividend of 1.34 shares for each outstanding share. Accordingly, all common share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the impact of the 2.34-for-one stock split for all periods presented.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Company’s allowance for estimated sales returns, impairment assumptions used, the estimated fair value of the Company’s warrant put option, and the estimated fair value of the Company’s common stock. Actual amounts could differ from those estimates.
Product warranties
The Company warrants its products for various periods against defects in material or workmanship. The Company records a provision for product warranty, within cost of sales, based on historical experience and future expectations of the probable cost to be incurred in honoring its warranty commitment. The provision for product warranty is included within accrued liabilities in the accompanying consolidated balance sheets.

The provision for product warranty consists of the following:

	June 30, 2005	June 30, 2006

Balance at beginning of period	$250,000	$363,340
Provision charged to warranty expense	99,777	43,896
Less: actual warranty claims	(99,777)	(43,896)

Balance at end of period	$250,000	$363,340

Recent accounting pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has not yet determined the impact that the adoption of FIN 48 will have on its future results of operations and financial position.
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs,” (“SFAS 151”), which amends the provisions of Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing,” (“ARB 43”). SFAS 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under ARB 43, these costs were charged to current period expense only under certain circumstances. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The implementation of SFAS 151 effective January 1, 2006 did not have a material impact on the Company’s consolidated results of operations and financial position.
2. Stock option plan
In July 2006, the Company’s Board of Directors and stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”). Two million shares of common stock have been reserved for issuance under the 2006 plan. Subject to the completion of the Company’s initial public offering, the Board of Directors, in July 2006, granted options to purchase 294,500 shares of common stock outstanding under the 2006 plan with an exercise price equal to the final public offering price.
The 2002 Stock Option Plan (the “2002 Plan”) was the Company’s stock option plan that preceded the 2006 Plan. It provided for the granting of up to 2,340,000 shares of common stock. The term of each option granted under the 2002 Plan could not exceed ten years from the date of grant and five years for stockholders with greater than a 10% interest in the Company. Options under the 2002 Plan vest as determined by the Board of Directors, but in no event at a rate less than 20% per year. No additional stock options may be granted under the 2002 Plan. The Company also has outstanding options under a predecessor plan and options that were not granted pursuant to a plan. The predecessor plan expired in 2002 and options are no longer available for grant under this plan.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (including grants of employee stock options) based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or the requisite service period (usually the vesting period). The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. As permitted under SFAS 123 for private companies, the Company had been using the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes. Effective January 1, 2006, the Company adopted the provisions of SFAS 123R on a prospective basis, solely to new awards and to awards modified, repurchased or cancelled, subsequent to January 1, 2006. As such, all options issued prior to January 1, 2006 have been accounted for under the intrinsic value method, and all options issued subsequent to January 1, 2006 have been accounted for under the fair value method. Therefore, results for prior periods have not been restated.
Prior to January 1, 2006, the Company accounted for employee stock based compensation under the intrinsic value method. Under the intrinsic value method, compensation expense is recognized based upon the difference, if any, at the measurement date between the estimated fair value of the underlying common stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. The estimated fair value of the underlying common stock on the date of grant is based on a contemporaneous valuation performed by the Company. The Company also considered the results of a retrospective valuation provided by a third-party valuation specialist. The Company’s valuation method was based on a discounted future cash flow model that includes estimates of revenue growth, driven by assumed market growth rates, and estimated costs at appropriate discount rates. Certain employee stock options are accounted for as variable stock options due to a repricing in 2001. For these options, a non-cash charge representing the excess of the estimated fair market value of the underlying common stock at the end of each reporting period over the exercise price is recorded as stock-based compensation until the options are fully exercised. During the six months ended June 30, 2005, the Company recorded approximately $0.5 million to selling, general and administrative expense for employee stock-based compensation related to mark-to-market accounting for variable stock options.
A summary of the Company’s stock option activity and related information for the six months ended June 30, 2006 is as follows:

			Weighted
		Range of	average
	Number of	exercise	exercise
	shares	prices	prices

Outstanding at December 31, 2005	2,985,227	$2.99-4.49	$3.46
Granted	175,266	$9.51-11.50	$9.90
Exercised	(4,124)	$2.99-3.85	$3.22
Forfeited/ Cancelled	(13,305)	$3.42-3.85	$3.75

Outstanding at June 30, 2006	3,143,064	$2.99-11.50	$3.81

Exercisable at June 30, 2006	2,562,362	$2.99-4.49	$3.39

During the six month period ended June 30, 2006, the Company granted 175,266 stock options, which were subject to the provisions of SFAS 123R. The weighted average exercise prices of these grants were $9.90. The fair value of these grants was estimated on the date of grant using the Black-Scholes option-pricing model with assumptions for expected volatility, expected life, risk-free interest rate and dividend yield. The assumptions were as follows: expected annualized volatility of 30.0% based on peer group volatility; an expected average life of 6 years based on the method as prescribed by Staff Accounting Bulletin No. 107; a risk-free interest rate ranging from 4.76% to 5.08%, based upon the 3-year to 10-year U.S. Treasury Note rates; and no dividend yield. SFAS 123R requires the estimation of forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment, which is recognized in the period of change and which impacts the amount of unamortized compensation expense to be recognized in future periods. Estimated forfeitures during the six months ended June 30, 2006 was not significant. At June 30, 2006, there was $0.7 million of unrecognized share-based compensation expense, associated with these non-vested stock option grants. The Company has elected to recognize compensation expense for stock option awards using a graded vesting attribution methodology, whereby compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Stock based compensation expense is expected to be recognized over a weighted-average period of 3 years.
The Company recognized stock based compensation expense of $1.2 million, during the six months ended June 30, 2006. Of the $1.2 million, approximately $1.0 million related to the mark-to-market accounting for variable stock options and approximately $0.2 million related to compensation expense calculated in accordance with SFAS 123R for stock options granted under the 2002 Plan during the six months ended June 30, 2006. The income tax benefit associated with options granted during the six month period ended June 30, 2006 was $0.1 million.
SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. There are no excess tax benefits for the six months ended June 30, 2006 and therefore there is no impact on the accompanying Unaudited Consolidated Statements of Cash Flows.
A summary of the Company’s stock options outstanding at June 30, 2006 is as follows:

			Weighted
		Weighted	average		Weighted
		average	remaining		average
Range of		exercise	contractual		exercise
exercise price	Outstanding	price	life	Exercisable	price

$2.99 — 3.29	1,401,541	$3.02	4.72	1,401,541	$3.02
$3.42 — 3.76	664,448	3.58	6.91	564,092	3.56
$3.85 — 4.23	653,769	3.95	8.24	348,689	3.95
$4.27 — 4.49	248,040	4.29	2.04	248,040	4.29
$9.51 — 11.50	175,266	9.90	9.74	—	—

	3,143,064	$3.81	5.99	2,562,362	$3.39

The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s estimated fair value of the Company’s common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company’s stock. The aggregate intrinsic value for the options outstanding and exercisable at June 30, 2006 was $29.8 million and $25.3 million, respectively. The aggregate intrinsic value for options exercised during the six months ended June 30, 2006 was approximately $40,000.
3. Inventory, net
Inventories, net consist of the following:

	December 31, 2005	June 30, 2006

Raw materials	$9,482,247	$6,877,453
Work-in-process	3,887,192	5,122,371
Finished goods	2,296,661	2,339,836

	15,666,100	14,339,660
Less: Allowance for obsolescence	(711,166)	(848,391)

	$14,954,934	$13,491,269

4. Property and equipment, net
Property and equipment, net consists of the following:

	December 31, 2005	June 30, 2006

Machinery and equipment	$15,593,354	$15,632,011
Leasehold improvements	2,255,718	2,554,323
Furniture, fixtures, and office equipment	2,960,611	3,081,681
Computer software	1,951,300	1,999,316
Equipment not yet placed in service	4,797,991	9,438,104

	27,558,974	32,705,435
Less: Accumulated depreciation and amortization	(14,297,347)	(15,782,102)

	$13,261,627	$16,923,333

Depreciation expense was approximately $1.7 million and $1.8 million for the six months ended June 30, 2005 and 2006, respectively. Amortization expense of computer software was approximately $0.1 million and $0.1 million for the six months ended June 30, 2005 and 2006, respectively.

5. Other intangible assets
Other intangible assets consist of the following:

	December 31, 2005	June 30, 2006

Other intangible assets subject to amortization:
Customer relationships	$1,272,918	$1,272,918
Acquired technology	350,000	350,000

	1,622,918	1,622,918
Less: Accumulated amortization:
Customer relationships	(169,723)	(380,088)
Acquired technology	(50,000)	(112,500)

Other intangible assets subject to amortization, net	$1,403,195	$1,130,330

Customer relationships are amortized over a useful life of six years and acquired technology is amortized over a useful life of three years. Amortization expense of other intangible assets, which is included in selling, general and administrative expenses for the six months ended June 30, 2005 and 2006, was $0.1 million and $0.3 million, respectively.
6. Accrued liabilities
Accrued liabilities consist of the following:

	December 31, 2005	June 30, 2006

Accrued salaries and benefits	$3,617,979	$3,433,903
Sales returns reserve	6,206,847	6,637,708
Warranty and customer liabilities	2,734,073	2,707,334
Other accrued liabilities	307,673	387,070

	$12,866,572	$13,166,015

7. Credit Facility and Long-term debt
The Company’s credit facility and long-term debt consist of the following:

	December 31, 2005	June 30, 2006

Credit facility consisting of:
— Term loan payable in consecutive monthly payments of principal equal to $83,333 over the term ending October 31, 2006	$833,199	$333,199
— Term loan payable in consecutive monthly payments of principal equal to $138,889 over the term ending September 3, 2007	2,916,667	2,083,334
— Revolving credit facility due October 31, 2006, or upon lender’s demand	—	1,177,000
Promissory notes — related party	1,300,000	—

	5,049,866	3,593,533
Less: Current portion	(3,799,866)	(3,176,866)

	$1,250,000	$416,667

Credit facility
The Company is party to a revolving line of credit and security agreement (the “Credit Facility”) originally executed in October 2003 and subsequently amended in 2004, 2005 and 2006. At June 30, 2006, the Credit Facility provided for a revolving facility of $7.0 million (the “Revolver”), a $0.7 million term loan and a $2.6 million term loan (collectively, the “Term Loans”).
Interest payments on the Revolver and the Term Loans are payable monthly at LIBOR plus 1.7%. Interest was calculated at 6.1% and 7.0% at December 31, 2005 and June 30, 2006, respectively.
The Credit Facility is collateralized by substantially all of the Company’s assets. The Company is required to achieve certain financial performance objectives and financial covenants, as set forth in the Credit Facility. The Credit Facility contains certain other covenants that restrict the Company’s ability to, among other things, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions.
The Company has restated its financial statements for the years ended December 31, 2003 and 2004 to, among other matters, account for the Warrant Put Option as a liability at fair value. As a result of classifying the Warrant Put Option as a liability, the Company was not in compliance with the maximum total liabilities to tangible net worth covenant ratio at December 31, 2005 and the fixed charge coverage ratio covenant at December 31, 2005 and March 31, 2006. In April 2006, the Company obtained waivers of compliance with these covenants for all applicable periods from its lender. In March and April 2006, the Company amended the Credit Facility to, among other changes, (1) increase the capacity under the Revolver to $7.0 million and (2) exclude the Warrant Put Option liability and the related changes in fair value from the total liabilities to tangible net worth and fixed charge coverage ratio covenant computations. Management believes that the Company was in compliance with the financial covenants and restrictions applicable to the Company under the Credit Facility at June 30, 2006.

The Company’s foreign manufacturing subsidiary based in Taiwan has the ability to borrow up to $0.8 million under a foreign line of credit at an annual rate of 2.5%. The foreign subsidiary may use these borrowings for normal operating uses and material purchases. There was no outstanding balance under the line of credit as of June 30, 2006.
Promissory notes
In September 2005, the Company issued $3.3 million of promissory notes (the “Promissory Notes”) bearing interest at 8% and payable to two related parties. Interest on the Promissory Notes was payable monthly and the principal balance was payable in five monthly installments beginning in October 2005. The outstanding principal balance of the Promissory Notes at December 31, 2005 was $1.3 million. The Promissory Notes were repaid in full in February 2006.
8. Warrant put option
In connection with the issuance of $5.0 million Senior Subordinated Notes in 2002, the Company issued to the lender a warrant to purchase 614,816 shares of common stock with an exercise price of $0.01 per share. The holder of the warrant has the right to put the warrant to the Company (the “Warrant Put Option”) after the fifth anniversary date at a redemption value as defined in the agreement. The redemption value is based on the greater of the estimated fair value of the Company in a non-liquidation scenario or a value based upon a stated multiple of earnings before interest, taxes, depreciation and amortization, plus cash less certain indebtedness and the redemption value of the Company’s Class F mandatorily redeemable preferred stock, without regard to any marketability or liquidity discount. The Warrant Put Option is considered a free standing derivative financial instrument that requires valuation at each balance sheet date with the change in such value recorded within earnings. At June 30, 2006, the estimated fair value of the Warrant Put Option is recorded in the accompanying consolidated balance sheets at $8.7 million. During the six month period ended June 30, 2006, the amount charged to operations to adjust the fair value of the Warrant Put Option was $1.3 million. In connection with the Company’s planned initial public offering (IPO), the holder of the common stock purchase warrant has notified the Company of its intent to exercise its registration rights pursuant to a Security holders’ Agreement and will exchange the warrant for shares of common stock and sell all of the shares in the IPO.
9. Net income per share
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding (including 46,800 shares subject to a warrant with a deminimis exercise price of $0.01 per share), net of treasury shares, during the period presented. In March 2006, the Company’s Board of Directors approved the retirement of all treasury shares previously repurchased.
Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period plus the effect of dilutive securities outstanding during the period.
The following summarizes the weighted-average number of common shares outstanding during the year that were used to calculate the basic earnings per common share as well as the dilutive impact of stock options and warrants, using the treasury stock method, as included in the calculation of diluted weighted average shares:

	Six Months Ended
	June 30,
	2005	2006

Weighted-average common shares outstanding for basic earnings per share	13,773,932	13,711,415
Effect of dilutive securities: Stock options	797,524	2,101,801

Shares for diluted earnings per share	14,571,456	15,813,216

As described in Note 8, the Company accounts for a warrant to purchase 614,816 shares of common stock, subject to a put option, as a liability carried at fair value. The common shares subject to this warrant have been excluded from the computation of diluted earnings per share because, after considering the effect of the change in fair value of the put option on net income, their effect is anti-dilutive.
10. Comprehensive Income
Comprehensive income consists of foreign currency translation adjustments and is comprised of the following:

	Six Months Ended
	June 30,
	2005	2006

Net income	$2,127,536	$3,188,406
Foreign currency translation adjustments	(41,870)	275,912

Comprehensive income	$2,085,666	$3,464,318

11. Contingencies
Litigation
The Company is involved in certain legal proceedings arising in the ordinary course of business. In the opinion of management, except as disclosed below, the outcome of such proceedings will not materially affect the Company’s financial position, results of operations or cash flows.
In February 2004, Roche Diagnostics Corporation (“Roche”) filed suit against the Company alleging that the Company’s TrueTrack Smart system infringes on two Roche patents. These patents are related to Roche’s electrochemical biosensors and the methods they use to measure glucose levels in a blood sample. In June 2005, the Court ruled in the Company’s favor, holding that one of the Roche patents was procured by inequitable conduct before the Patent Office. As a result, that patent is unenforceable against the Company, but this ruling is subject to appeal by Roche after the disposition of the entire case. In 2006, Roche amended the Complaint to allege that the Company’s TrackEase system also infringes the asserted patents. The parties are moving forward with respect to the remaining patent and a tentative trial date is scheduled for August 2007. Roche is seeking damages including its lost profits or a reasonable royalty, or both, and a permanent injunction against the accused products. Roche also alleges willful infringement, which, if proven, could result in an award of up to three times its actual damages, as well as its legal fees and expenses. While the Company will vigorously defend itself against any claims of patent infringement, it cannot predict the ultimate outcome of this claim and therefore, no amounts have been accrued at June 30, 2006.
In 2001, an individual filed a lawsuit against the Company, MIT Development Corp. (“MIT”), George H. Holley and Robert Salem. The plaintiff claims that he was engaged in 1994 to provide financial consulting services for MIT, Mr. Holley and Mr. Salem in exchange for a monthly fee plus 10% of the increase in the value of the assets of MIT or increases in the value of Mr. Holley and Mr. Salem’s interests in MIT resulting from cash or other assets received from the Company in connection with any transaction with the Company. In November 1999, the Company acquired MIT and the plaintiff claims, among other things, that he is not only entitled to 10% of the purchase price received by Messrs. Holley and Salem, but also 10% of the profits they received from MIT during the years 1994-1999 as well as 10% of any cash or stock either received from the Company for services provided. The Company believes it has meritorious defenses to the claims made by the plaintiff and will vigorously defend against those claims. However, the Company cannot predict the ultimate outcome of this case and therefore, no amounts have been accrued at June 30, 2006.

Home Diagnostics, Inc.

Dedicated To Diabetes Management

TRACKEASE
12-01 5:36
102
mg/dL
Prestige IQ
01-01 12:02P
102
Blood
mg/dL
TrueTrack
12-01 5:36
102
mg/dL
TrueTrack smart system
102
mg/dL

the smart choice™
for diabetes management

6,599,487 shares
Common stock
Prospectus

Sole Book-Running Manager	Joint-Lead Manager

JPMorgan	Piper Jaffray
Co-Managers

Deutsche Bank Securities	William Blair & Company
September 20, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.
Until October 15, 2006, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.